Exhibit 99.1

KB Financial Group Inc. and

Subsidiaries

Consolidated Financial Statements

March 31, 2011 and 2010

KB Financial Group Inc. and Subsidiaries

Index

March 31, 2011 and 2010

Page(s)

Report on Review of Interim Financial Statements	1~2

Consolidated Financial Statements

Statements of Financial Position	3

Statements of Comprehensive Income	4~5

Statement of Changes in Shareholders’ Equity	6

Statement of Cash Flows	7

Notes to Consolidated Financial Statements	8~163

Report on Review of Interim Financial Statements

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim consolidated financial statements of KB Financial Group Inc. and its subsidiaries (collectively the “Group”). These financial statements consist of consolidated statements of financial position of the Group as of March 31, 2011 and December 31, 2010, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 34, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated financial statements based on our reviews. We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim consolidated financial statements do not present fairly, in all material respects, in accordance with the Korean IFRS 34, Interim Financial Reporting.

Emphasis of Matter

Without qualifying our opinion, as mentioned in Note 3, we draw attention to the fact that these consolidated financial statements are prepared in accordance with K-IFRS and the interpretations which are effective as of this report date. Therefore, there may be changes in the K-IFRS and related interpretations adopted in the preparation of these consolidated financial statements when Company prepares its first full K-IFRS financial statements.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean review standards and their application in practice

Seoul, Korea

May 27, 2011

This report is effective as of May 27, 2011, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Financial Position

March 31, 2011, and December 31, 2010

(in millions of Korean won)	Notes	March 31, 2011		December 31, 2010

Assets
Cash and due from financial institutions	4,6,7,34	(Won)	6,400,811	(Won)	6,844,663
Financial assets at fair value through profit and loss	4,6,12		4,432,693		3,998,478
Derivative financial assets	4,6,9		2,270,415		2,595,121
Loans	4,6,10,11,36		201,225,298		197,621,004
Financial investments	4,6,8,12		36,845,821		36,189,650
Investments accounted for using the equity method	13		718,674		723,411
Property and equipment	14		3,174,372		3,150,260
Investment property	14		50,426		52,921
Intangible assets	15		407,929		417,996
Deferred income tax assets	16,30		19,677		4,045
Other assets	4,6,17		10,848,540		7,059,566

Total assets		(Won)	266,394,656	(Won)	258,657,115

Liabilities
Financial liabilities at fair value through profit and loss	4,6	(Won)	1,372,828	(Won)	1,279,869
Deposits	4,6,18		179,157,762		179,877,061
Debts	4,6,19		13,939,482		11,744,389
Derivative financial liabilities	4,6,9		1,944,896		2,236,359
Debentures	4,6,20,36		28,928,599		29,107,316
Provisions	21		901,478		1,001,204
Other liabilities	4,6,22		18,599,762		13,431,771
Current income tax liabilities	30		234,418		29,641
Deferred income tax liabilities	16,30		318,433		283,575

Total liabilities			245,397,658		238,991,185

Equity attributable to owners of the Parent Company
Capital stock	23		1,931,758		1,931,758
Capital surplus			15,990,855		15,990,278
Accumulated other comprehensive income	31		562,759		430,572
Retained earnings			3,337,274		2,620,888
Treasury shares			(1,999,102)		(2,476,809)

Equity attributable to equity holders of the parent entity			19,823,544		18,496,687
Non-controlling interests in equity			1,173,454		1,169,243

Total equity			20,996,998		19,665,930

Total liabilities and equity		(Won)	266,394,656	(Won)	258,657,115

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2011 and 2010

		Period Ended March 31
(In millions of Korean won, except per share amounts)	Notes	2011		2010

Interest income		(Won)	3,252,123	(Won)	3,317,126
Interest expense			(1,578,784)		(1,762,296)

Net interest income	5,24		1,673,339		1,554,830

Fee and commission income			796,684		574,512
Fee and commission expense			(213,734)		(155,444)

Net fee and commission income	5,25		582,950		419,068

Net gains(losses) on financial assets/liabilities at fair value through profit and loss	5,26		297,675		51,067

Other operating income (expenses)	5,27,21		(262,563)		27,598

Provision for credit losses	5,11,17,21		(415,573)		(482,364)

Net operating income (expenses)			1,875,828		1,570,199

Employee compensation and benefits	22,28		(410,886)		(480,363)
Depreciation and amortization expense	5,14,15,29		(73,362)		(76,358)
Other general and administrative expenses	29		(390,862)		(389,221)

Operating profit			1,000,718		624,257

Profit of associates accounted for using the equity method	5,13		4,064		19,454
Other non-operating income			11,725		26,169

Profit before income tax	5		1,016,507		669,880
Income tax expense	30		237,053		36,723

Profit for the period			779,454		633,157

Currency translation differences			(5,551)		(10,141)
Valuation gains on financial investments			140,929		53,213
Shares of other comprehensive income of associates accounted for using the equity method, net of tax			(4,736)		(7,496)
Other comprehensive income for the period, net of tax			130,642		35,576

Total comprehensive income for the period		(Won)	910,096	(Won)	668,733

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2011 and 2010

		Period Ended March 31
(In millions of Korean won, except per share amounts)	Notes	2011		2010

Profit attributable to:
Equity holders of the parent entity		(Won)	757,550	(Won)	614,437
Non-controlling interests			21,904		18,720

		(Won)	779,454	(Won)	633,157

Total comprehensive income attributable to:
Equity holders of the parent entity		(Won)	889,737	(Won)	639,615
Non-controlling interests			20,359		29,118

		(Won)	910,096	(Won)	668,733

Per share data	32
Basic earnings per share		(Won)	2,182	(Won)	1,791
Diluted earnings per share			2,180		1,791

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Changes in Shareholders’ Equity

Three-Month Periods Ended March 31, 2011 and 2010

	Shareholders of Parent Company
(in millions of Korean won)	Capital Stock		Capital Surplus		Accumulated Other Comprehensive Income (loss)		Retained Earnings		Treasury share		Non-controlling interest		Total Equity

Balance at January 1, 2010	(Won)	1,931,758	(Won)	15,990,618	(Won)	350,941	(Won)	2,553,185	(Won)	(2,476,809)	(Won)	1,080,995	(Won)	19,430,688

Comprehensive income
Profit for the period		—		—		—		614,437		—		18,720		633,157
Gains(losses) on valuation of financial investments		—		—		42,599		—		—		10,614		53,213
Gains(losses) on valuation of Investments accounted for using the equity method		—		—		(7,496)		—		—		—		(7,496)
Currency translation differences		—		—		(9,925)		—		—		(216)		(10,141)

Total comprehensive income (loss)		—		—		25,178		614,437		—		29,118		668,733

Transactions with equity holders
Dividends		—		—		—		(78,897)		—		—		(78,897)
Hybrid bond interest (dividend)		—		—		—		—		—		(16,148)		(16,148)
Total transactions with equity holders		—		—		—		(78,897)		—		(16,148)		(95,045)

Balance at March 31, 2010	(Won)	1,931,758	(Won)	15,990,618	(Won)	376,119	(Won)	3,088,725	(Won)	(2,476,809)	(Won)	1,093,965	(Won)	20,004,376

Balance at January 1, 2011	(Won)	1,931,758	(Won)	15,990,278	(Won)	430,572	(Won)	2,620,888	(Won)	(2,476,809)	(Won)	1,169,243	(Won)	19,665,930

Comprehensive income
Profit for the period		—		—		—		757,550		—		21,904		779,454
Gains(losses) on valuation of financial investments		—		—		142,260		—		—		(1,331)		140,929
Gains(losses) on valuation of Investments accounted for using the equity method		—		—		(4,736)		—		—		—		(4,736)
Currency translation differences		—		—		(5,337)		—		—		(214)		(5,551)

Total comprehensive income (loss)		—		—		132,187		757,550		—		20,359		910,096

Transactions with equity holders
Dividends		—		—		—		(41,164)		—		—		(41,164)
Interest from hybrid capital instruments		—		—		—		—		—		(16,148)		(16,148)
Disposal of treasury stock		—		577				—		477,707		—		478,284

Total transactions with equity holders		—		577		—		(41,164)		477,707		(16,148)		420,972

Balance at March 31, 2011	(Won)	1,931,758	(Won)	15,990,855	(Won)	562,759	(Won)	3,337,274	(Won)	(1,999,102)	(Won)	1,173,454	(Won)	20,996,998

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Cash Flows

Three-Month Periods Ended March 31, 2011 and 2010

		Three-Month Period Ended March 31
(in millions of Korean won)	Note	2011		2010

Cash flows from operating activities
Profit(Loss) for the period		(Won)	779,454	(Won)	633,157
Adjustment for non-cash items
Net gains(losses) on financial assets/liabilities at fair value through profit and loss			(188,532)		(139,633)
Gains(losses) on derivative financial investments for hedging purposes			14,712		(71,632)
Adjustment of fair value of derivative financial instruments			(29,687)		(647)
Provision for credit loss			415,573		482,364
Net gains on financial investments			(63,104)		(49,020)
Investment gains(losses) on equity method investments			(4,064)		(19,454)
Depreciation and amortization expense			73,390		76,390
Other net losses on property and equipment			1,088		(237)
Equity compensation expenses			(2,614)		(10,804)
Legal reserve appropriation			114,044		267,790
Changes in provision for accrued severance benefits			38,489		55,889
Net interest income			(433)		(11,718)
Gains(losses) on foreign currency translation			130,210		29,940
Other income (expenses)			(20,518)		63,544

			478,554		672,772

Changes in Operating assets and Liabilities
Financial asset at fair value through profit and loss			(499,459)		(2,290,934)
Derivative financial assets			243,255		118,105
Loans			(4,520,565)		(2,423,422)
Deferred income tax assets			(15,848)		46,249
Other assets			(4,055,648)		1,265,863
Financial liabilities at fair value through profit and loss			217,873		(304,647)
Deposits			(590,036)		4,847,092
Deferred income tax liabilities			(5,185)		(51,557)
Other liabilities			5,327,290		734,953

			(3,898,323)		1,941,702

Net cash generated from operating activities			(2,640,315)		3,247,631

Cash flows from investing activities
Decrease in financial investments			3,998,988		7,959,437
Increase in financial investments			(4,375,951)		(9,112,339)
Decrease in equity method investments			4,762		4,733
Increase in equity method investments			(908)		(170,024)
Disposal of property and equipment			—		578
Acquisition of property and equipment			(68,011)		(7,947)
Acquisition of intangible assets			(18,770)		(21,205)
Acquisition of subsidiaries, net of cash acquired			—		65,913
Others			598,942		124,102

Net cash provided by (used in) investing activities			139,052		(1,156,752)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			(20,932)		(34,408)
Increase in debts			2,332,271		(396,936)
Increase in debentures			1,185,004		1,835,084
Decrease in debentures			(1,195,176)		(2,672,086)
Disposal of treasury stock			478,706		—
Payment of dividends for hybrid bond			(16,148)		(16,148)
Others			(217,871)		(247,712)

Net cash provided by (used in) financing activities			2,545,854		(1,532,206)

Exchange losses on cash and cash equivalents			(32,748)		(22,337)

Net increase(decrease) in cash and cash equivalents			11,843		536,336
Cash and cash equivalents at the beginning of period			3,266,415		3,005,784

Cash and cash equivalents at the end of period	34	(Won)	3,278,258	(Won)	3,542,120

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

1. The Company

KB Financial Group Inc. (the “Parent Company” was incorporated on September 29, 2008 under the Financial Holding Company Act in Korea. KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. On February 28, 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., on March 2, 2011. KB investment & Securities Co., Ltd. merged with KB Future., Ltd. on March 12, 2011.

The Group is authorized to issue 1,000 million shares. The Group was listed on the Korea Exchange (“KRX”) on October 10, 2008, and was also listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) on September 29, 2008. The Group’s paid in capital as of March 31, 2011 is (Won) 1,931,758 million.

The Group’s consolidated statement of financial position as of March 31, 2011, is composed of KB Financial Group Inc. and its subsidiaries, and the investments of the Group’s associates.

2. Basis of Preparation

2.1 Application of K-IFRS

The Group first applied the International Financial Reporting Standards as adopted by Republic of Korea (“K- IFRS”). K-IFRS transition date (“transition date”) and adoption date from the accounting principles generally accepted in the Republic of Korea (“K-GAAP”) to K-IFRS were January 1, 2010 and January 1, 2011, respectively.

The reconciliation of the Group’s equities as of January 31, March 31, 2010 and December 31, 2010, and comprehensive incomes for the three-month ended March 31, 2010, and for the year ended December 31, 2010, reported in accordance with K-GAAP to those in accordance with K-IFRS is described in Note 41.

The interim consolidated financial statements as of and for the three-month period ended March 31, 2011, of the Group were prepared in accordance with K-IFRS No.1034. Also, the application of K-IFRS No.1101 is required to the consolidated interim financial statements as of and for the three-month period ended March 31, 2011, as a part of first-time adoption of K-IFRS as of December 31, 2011. These interim consolidated financial statements have been prepared in accordance with K-IFRS standards and interpretations issued and effective or issued and early adopted at the reporting date. Therefore, there may be changes in the K-IFRS standards and related interpretations adopted in the preparation of these consolidated financial statements when Company prepares its first full K-IFRS financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each of entity in the Group are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Korean won, which is the Group’s functional currency.

2.4 Significant Estimate and Judgment

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on assets/liabilities and incomes /expenses. The managements’ estimate of outcome may differ from an actual outcome if the managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment.

Estimates and assumptions are continually evaluated and the change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

2.4.1 Sources of estimation uncertainty

Uncertainty in estimates and assumptions with significant risk that will result in material adjustment are as follows:

Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Financial instruments, which are not actively traded in the market and with less transparent market price, will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks. As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from general market accepted valuation model to internally developed valuation model that incorporates various types of assumptions and variables.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Provisions of credit losses (allowances for loan losses, guarantees and unused loan commitments)

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provision for guarantees and unused loan commitments. The accuracy of provisions of credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for groups of loans, guarantees and unused loan commitments.

Defined benefit obligation

The present value of defined benefit obligations is measured by the independent actuaries using Projected Unit Credit Method. It is determined by actuarial assumptions and variables such as future increases in salaries, rate of retirement and discount rate.

2.4.2 Critical judgments in applying the accounting policies

Critical judgments in applying the accounting policies that have significant impact on the amount recognized in the consolidated financial statements are as follows:

Impairment of available-for-sale equity investments

As described in the significant accounting policies in Note 3.6, ‘Impairment of financial assets’, when there is significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Group considers the decline in the fair value of over 30% against the original cost as “significant decline” and a six-month continuous decline in the market price for marketable equity instrument as “prolonged decline”

3. Significant accounting policies

The significant accounting policies applied in the preparation of these interim consolidated financial statements after transition to K-IFRS are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Consolidation

Subsidiaries

Subsidiaries are companies that are controlled by the Group, and control is the power to govern the financial and operating policies of an entity to obtain benefits from its activities. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

If a subsidiary uses accounting policies other than those adopted in the interim consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the interim consolidated financial statements.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The Group has established many special purpose entities (“SPE”s), without shareholder relationship either directly or indirectly, for the purpose of asset securitization transactions and structured debt issuance etc. Such SPEs are consolidated when the risks and rewards and substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group. These SPEs controlled by the Group are established with predetermined activities, so that the Group has the rights to obtain majority of the benefits of the activities of the SPEs and may be exposed to risks incident to the activities of the SPE and the Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain the benefits from its activities

Associates and joint ventures

Associates are all entities over which the Group has significant influence in the financial and operating policy decisions. If the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Under the equity method, the investment in associates and joint ventures are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profits and losses resulting from ’upstream’ and ’downstream’ transactions between the Group and the investee are recognized in the Group’s financial statements only to the extent of unrelated investors’ interests in the investee.

If associates and joint ventures use accounting policies other than those of the Group for like transactions and events under similar circumstances, adjustments are made to conform the associates and joint ventures’ accounting policies to those of the Group.

After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Fund management

The Group provides management services for trust assets, collective investment and others. These trusts and funds are not consolidated in the Group’s interim consolidated financial statements, except for trusts and funds over which the Group has control.

Intragroup transactions

Intragroup balances and transactions, including income, expenses and dividends, are eliminated in full. Profits and losses resulting from intragroup transactions that are recognized in assets are eliminated in full. Intragroup losses may indicate an impairment that requires recognition in the interim consolidated financial statements.

3.2 Foreign Currency

3.2.1 Foreign currency transactions and balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction to the foreign currency amount. At the end of each reporting period foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period.

Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss are recognized in profit or loss.

3.2.2 Foreign Operations

The results and financial position of all foreign operations, whose functional currency differs from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position. Income and expenses for statement of comprehensive income presented are translated at average exchange rates for the period.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, are reclassified from equity to profit or loss (as a reclassification adjustment) when the gain or loss on disposal is recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attribute the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when, the Group becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

The Group classifies financial assets into four categories : financial assets at fair value through profit or loss, held-to-maturity investments, loans and available-for-sale financial assets. Also, the Group classifies financial liabilities into two categories : financial liabilities at fair value through profit or loss, and other financial liabilities. These classifications are based on characteristics of financial instruments and holding purpose at initial recognition.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value of a financial instrument on initial recognition is normally the transaction price (i.e., the fair value of the consideration given or received).

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect the minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowances account) for impairment or uncollectibility.

Fair value

The fair values which the Group primarily uses for measurement of financial instruments are the published price quotations in an active market which are based on the market prices or the dealer price quotations of financial instruments traded in an active market where available, which are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. However for these more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry, or the value measured by the independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to measure fair value on certain assumptions.

The Group’s Fair Value Evaluation Committee which consists of risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models and approves selecting and changing the external valuation institution and other considerations related to fair value measurement. Review results on the fair valuation models are reported to Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The Group classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

• Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities

• Level 2:	Inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

• Level 3:	Inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. However, in case of financial instrument denominated in foreign currencies, the effects of changes in foreign exchange rates do not affect the fair value hierarchy. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. These factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument or based on any available observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred. Therefore, if the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in contract is discharged, cancelled or expires.

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.4 Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.5 Non-derivative financial assets

3.5.1 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Group as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling it in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking

The Group may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•

It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases

•

A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group’s key management personnel.

•

A contract contains one or more embedded derivatives may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed according to K-IFRS No. 1039 “Financial Instruments: Recognition and measurement”.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and a gain or loss arising from a change in the fair value is recognized in profit or loss. Interest income, dividend income, and gain or loss from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.5.2 Financial Investments

Available–for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gain and loss, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to current profit or loss at the derecognition of financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income. However, interest revenue measured using effective interest rate is recognized in current profit or loss, and dividends of financial assets classified as available for sale are recognized when the right to receive payment is established.

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For such a financial asset, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity instruments that are not monetary items for example, equity instruments, the gain or loss that is recognized in other comprehensive income includes any related foreign exchange component.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest rate.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

3.5.3 Loans

Non derivative financial assets which meet following conditions are classified as Loans;

•	Those with fixed or determinable payments.

•	Those that are quoted in an active market.

•	Those that the Group does not intend to sell immediately or in the near term.

•	Those that the Group, upon initial recognition, does not designate as available for sale or as at fair value through profit or loss.

Loans are measured at amortized cost using the effective interest method after initial recognition. The consideration paid for securities purchased under commitments to sell is recorded in loans.

3.6 Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired.

A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument includes a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provision for credit loss or other operating income and expenses.

3.6.1 Loans

If there is objective evidence that an impairment loss on loans carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual evaluation of impairment), and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective evaluation of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of borrower and net realizable value of any collateral held and the timing of anticipated receipts.

Collective assessment of impairment

The methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective evaluation of impairment. Such methodology incorporates factors such as type of product and borrowers, credit rating, portfolio size, loss emergence period, recovery period and applies probability of default on each assets (or pool of assets) and loss given default by type of collateral. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowances account, and when a loan becomes uncollectable, it is written-off against the related allowances account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting an allowances account. The amount of the reversal is recognized in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses.

If, in a subsequent period, the fair value of an available-for-sale debt instrument classified as increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses. However, Impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

3.6.3 Held-to-maturity financial assets

If there is objective evidence that an impairment loss on held carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Impairment loss of held-to-maturity financial assets is directly deducted from the carrying amount. The amount of the loss is recognized in profit or loss as part of other operating income and expenses. In case of financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss is decreased and objectively related to the event occurring after the impairment is recognized, the previously recognized impairment loss is reversed to the extent of amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

3.7 Derivative Financial Instruments

The Group enters into numerous number of derivative financial instrument contracts such as currency forward, interest rate swaps, currency swaps and others for trading purpose or to manage its exposures to fluctuations in interest rates and currency exchange and etc. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. A gain or loss arising from a change in the fair value is recognized in profit or loss as part of net gains on financial instruments at fair value through profit or loss for trading purpose derivatives and other operating income and expenses for derivatives designated as hedging instruments. The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

At the inception of the hedge there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

Derivative financial instruments for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are classified as financial instruments held for trading and measured at fair value. A gain or loss arising from a change in fair value is recognized in profit or loss as part of net gains on financial instruments at fair value through profit or loss.

Derivatives designated as hedging instruments

If derivatives qualify for a fair value hedge, the gain or loss from remeasuring the hedging instrument at fair value is recognized in profit or loss as part of operating income and expense and the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in profit or loss as part of other operating income and expenses.

Hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is fully amortized to profit or loss by the maturity of the financial instrument.

Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. A gain or loss arising from a change in the fair value of embedded derivative separated from host contract is recognized in profit or loss as part of net gains on financial instruments at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Day one profit and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortized by using straight line method over the life of the financial instruments. If fair value of the financial instruments becomes to be determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

3.8 Property and equipment

Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at its cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

Depreciation

Land is not depreciated whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	34~40 years
Leasehold improvements	Declining-balance	3~4 years
Equipment and vehicles	Declining-balance	3~20 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year-end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9 Investment properties

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at its cost and after initial recognition cost model is used.

3.10 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at its cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Trademarks	Straight-line	3~10 years
Software	Straight-line	4~5 years
Others	Straight-line	3~30 years

The amortization period and the amortization method for intangible assets with a definite useful life are reviewed at least at each financial year end. The useful life of an intangible asset that is not being amortized is reviewed each period to determine whether events and circumstances continue to support an indefinite useful life assessment for that asset. If there is any change, it is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill in the Group’s opening K-IFRS Statement of financial position is stated at its carrying amount prior to the date of transition under K-GAAP.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Since the transition date, goodwill is recognized as the excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the net of the acquisition-date fair value of the identifiable assets acquired and the liabilities assumed. If the net of the acquisition-date fair value of the identifiable assets acquired and the liabilities assumed exceeds the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree, that excess is recognized in profit or loss on the acquisition date.

For each business combination, the Group decides whether non-controlling interest in the acquiree is measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interest are accounted for as equity transactions. Therefore, no goodwill is recognized.

Subsequent measurement

Goodwill is not depreciated and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in an associate is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment in the associate.

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible asset, such as goodwill and trade name is not recognized as an asset but expensed as incurred.

3.11 Leases (as lessee)

Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability and the finance charge are allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

3.12 Impairment of non-financial assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for deferred income tax assets, assets arising from employee benefits and non-current assets (or disposal groups) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests goodwill acquired in a business combination, an intangible asset with an indefinite useful life and an intangible asset not yet available for use for impairment annually by comparing its carrying amount with its recoverable amount.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment test, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.13 Non-current assets held for sale

Non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of fair value less costs to sell and its carrying amount which measured in accordance with applicable K-IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

Non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.14 Financial liabilities at fair value through profit or loss

Securities borrowed from Korea Securities Depository (the “KSD”) and others are not recognized on the statement of financial position. If they are sold to third parties, an obligation to return the securities is recorded as financial liabilities at fair value through profit or loss and measured at fair value, and any gains or losses are included in net gains on financial instruments at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

3.15 Insurance Contracts

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of No. 1039, “Financial Instruments: Recognition and measurement” to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has DRF, the contract is subject to K-IFRS No. 1104, “Insurance Contracts”.

The following table lists numbers of currently available and discontinued insurance products as of March 31, 2011:

Type	Available	Discontinued	Total
Individual annuity	—	8	8
General annuity	6	18	24
Other pure endowment	—	3	3
Pure insurance coverage	8	22	30
Other insurance coverage	—	28	28
Endowment insurance	6	32	38
Group insurance coverage	1	5	6
Group insurance savings	—	1	1

	21	117	138

3.15.1 Insurance liability

The Group recognizes a liability for future claims, refunds, policyholders’ dividends and related expenses as follows:

Premium reserve

A premium reserve refers to an amount based on net premium method for payment of future claims with respect to insurance policies the events for payment of claims of which have not yet occurred as of the reporting date.

Reserve for outstanding claims

A reserve for outstanding claims refers to an amount not yet paid, out of the amount to be paid or expected to be paid with respect to the policies, the insured events of which have arisen as of the end of each fiscal year.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Unearned premium reserve

An unearned premium reserve refers to the premium the applicable period of which has not yet arrived as of the end of the current fiscal year, out of the premiums the payment dates of which have matured before the end of the current fiscal year.

Policyholders’ dividends reserve

A policyholders’ dividends reserve including an interest rate guarantee reserve, a mortality dividend reserve and an interest rate difference dividend reserve is recognized for the purposes of provisioning for the policyholders’ dividends in the future in accordance with statutes or insurance terms and conditions.

3.15.2 Liability adequacy test

The Group assesses at each reporting date whether its insurance liabilities are adequate, using current estimates of all future contractual cash flow and of related cash flow such as claims handling cost, as well as cash flows resulting from embedded options and guarantees under its insurance contracts under K-IFRS No. 1104. If that assessment shows that the carrying amount of its insurance liabilities is inadequate in the light of estimated future cash flows, the entire deficiency is recognized in profit or loss and reserved as insurance liabilities. Future cash flows from long-term insurance is discounted by future rate of return on operating assets, whereas future cash flows from general insurance is not discounted to present value. For liability adequacy test of premium and unearned premium reserves, the Group considers all cash flows factors such as future insurance premium, deferred acquisition costs, operating expenses and operating premiums. For reserve for outstanding claims, the Group elects a model that best reflects the trend of paid claims among several statistical methods to perform the adequacy test

3.15.3 Deferred acquisition costs

Acquisition cost is deferred in an amount actually spent for insurance contract and equally amortized over the premium payment period or the period of charging acquisition costs for the relevant insurance contract. The amortization of acquisition cost shall be carried out over a period of seven years, if the premium payment period or the period of charging acquisition costs exceeds seven years; if there is any unamortized acquisition costs remaining as of the date of surrender or lapse, such remainder shall be amortized in the period in which the contract is surrendered or lapsed.

3.16 Provision

A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision, and where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit card and unused credit line of consumer and corporate loans are recognized using valuation model that applies the credit conversion factor, default rates, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as a provision. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.17 Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value in other liabilities at fair value and are amortized over the life of the contract. After initial recognizion, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with K-IFRS No. 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’ and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS No. 1018. ‘Revenue’

3.18 Equity instrument issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or exercise of share options are deducted, net of tax, from the equity.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Hybrid capital instruments

The Group classifies issued financial instrument, or its component parts, on initial recognition as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. Hybrid capital instruments where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

Treasury shares

If the entity or other members of the Group reacquires its own equity instruments, those instruments (‘treasury shares’) are deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

3.19 Revenue recognition

3.19.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. Effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

3.19.2 Fee income

The Group recognizes financial service fee in accordance with the accounting standard of the financial instrument related to the fee earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost.

However, fees relating to the creation or acquisition of a financial asset at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Group that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.19.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

3.20 Employee compensation and benefits

Post-employment benefits: Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost arises when the Group introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, past service cost is recognized immediately.

Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events render by employees and a reliable estimate of the obligation can be made.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Share-based payment

For equity-settled share-based payment transactions with employees, the Group measures the services received directly at the fair value of the services received, unless that fair value cannot be estimated reliably. If the Group cannot estimate reliably the fair value of the services received, the Group measures their value indirectly by reference to the fair value of the equity instruments granted. The Group accounts for those services as they are rendered by the counterparty during the vesting period, with a corresponding increase in equity. Vesting conditions, other than market conditions, are taken into account by adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognized for services received as consideration for the equity instruments granted are based on the number of equity instruments that eventually vest.

For cash-settled share-based payment transactions with employees, the Group measures the services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

The Group has a choice of whether to settle in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

Termination benefits

Termination benefits are employee benefits payable as a result of either the Group’s decision to terminate an employee’s employment before the normal retirement date or an employee’s decision to accept voluntary redundancy in exchange for those benefits. The Group recognizes termination benefits as a liability and an expense when, and only when, the Group is demonstrably committed to either terminate the employment of an employee or group of employees before the normal retirement date or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy. The Group is demonstrably committed to a termination when, and only when, the Group has a detailed formal plan for the termination and is without realistic possibility of withdrawal. Where termination benefits fall due more than 12 months after the reporting period, they are discounted using appropriate discount rate.

3.21 Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or an expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. The difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period, and if there are revenue that is exempt from taxation, expenses that are not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except for deferred income tax liabilities which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The Group offsets deferred income tax assets and deferred income tax liabilities when the group has a legally enforceable right to set off current income tax assets against current tax income liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.22 Earnings per share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the parent entity and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Group adjusts profit or loss attributable to ordinary equity holders of the parent entity and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bond and share option.

3.23 Operating Segments

Operating segments are components of the Group about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Each segment is strategic business unit that offers different products and services and is managed separately because each business has different risks and opportunities requiring different technology and marketing strategies.

Segment information includes the items which are directly attributable and reasonably allocated to the segment.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

4. Financial risk management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk and operational risk.

The note regarding financial risk management provides information about the risks that the Group is exposed to, the objective, policies and process for managing the risk, the methods used to measure the risk, and capital adequacy. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on increasing transparency, developing risk management environment, preventing transmission of risk to other related subsidiaries, and preemptive response to risk due to rapid changes in financial environment to support business decision efficiently. Credit risk, market risk, operational risk, interest rate risk, liquidity risk, credit concentration risk, strategic risk, and reputation risk have been recognized as a the Group’s key risks and these risks are measured in Economic Capital or VaR (Value at Risk) and managed by using statistical method.

4.1.2 Risk Management Group

Risk Management Committee

Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committees and discusses the issues relating to the Group’s risk management.

Risk management Department

The risk management department is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work process relating to the Group’s risk management.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

4. 2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the events of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For the risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off- state of financial position and uses expected losses and economic capital as management indicator. The Group manages credit risk by allocating credit risk and economic capital limit. In addition, the Group controls the credit concentration risk exposure through applying and managing total exposure limits to prevent the excessive risk concentration to industry and borrowers.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. In the case of Kookmin Bank, it’s loan analysis department which is independent from the sales department is responsible for integration of loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent event. It’s risk management department is also responsible for planning risk management policy, applying limits of credit line, measuring the credit risk and economic capital, adjusting credit limit, reviewing credit and verifying a credit evaluation model.

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments to credit risk without consideration of collaterals’ values as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010
Due from financial institutions	(Won)	3,854,478	(Won)	4,606,888
Financial assets held for trading		3,951,754		3,536,699
Financial assets at fair value through profit or loss		36		139
Available-for-sale financial assets		19,638,829		19,125,724
Held-to-maturity financial assets		13,432,676		13,908,102
Loans		201,225,298		197,621,004
Derivatives		2,270,415		2,595,121
Other assets		9,761,446		6,074,383
Acceptances and guarantees		13,032,764		12,476,592
Financial guarantees		990,702		1,153,687
Commitments		92,072,391		87,767,969

	(Won)	360,230,789	(Won)	348,866,308

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes impairment loss on loans with carrying amount at amortized cost when there is any objective indication of impairment. Under K-IFRS, impairment loss is based on losses that incurred at the end of the reporting period and should not recognize expected losses that are provable due to future events. The Group measures inherent incurred losses on financial assets classified as loans and presents it in the financial statements through the use of an allowances account which is charged against the related financial assets.

Loans are categorized as follows:

(In millions of Korean won)

	March 31, 2011
Loans	Consumer			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	(Won)	97,553,696	48.94	(Won)	90,030,819	45.16	(Won)	11,763,112	5.90	(Won)	199,347,627	100.00
Past due but not impaired		1,045,018	65.02		279,756	17.41		282,454	17.57		1,607,228	100.00
Impaired loans		1,095,845	26.62		2,903,676	70.53		117,346	2.85		4,116,867	100.00

		99,694,559	48.62		93,214,251	45.45		12,162,912	5.93		205,071,722	100.00

Allowances		(543,999)	14.14		(2,941,057)	76.46		(361,368)	9.40		(3,846,424)	100.00

Book value	(Won)	99,150,560	49.27	(Won)	90,273,194	44.86	(Won)	11,801,544	5.87	(Won)	201,225,298	100.00

(In millions of Korean won)

	Dec. 31, 2010
Loans	Consumer			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	(Won)	96,773,875	49.43	(Won)	86,917,292	44.40	(Won)	12,089,127	6.17	(Won)	195,780,294	100.00
Past due but not impaired		1,274,435	71.53		261,544	14.68		245,600	13.79		1,781,579	100.00
Impaired loans		1,014,110	26.58		2,722,879	71.37		78,318	2.05		3,815,307	100.00

		99,062,420	49.19		89,901,715	44.64		12,413,045	6.17		201,377,180	100.00

Allowances		(520,843)	13.87		(2,907,747)	77.41		(327,586)	8.72		(3,756,176)	100.00

Book value	(Won)	98,541,577	49.86	(Won)	86,993,968	44.02	(Won)	12,085,459	6.12	(Won)	197,621,004	100.00

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)
	March 31, 2011
	Consumer		Corporate		Credit card		Total
Outstanding	(Won)	79,590,937	(Won)	31,537,564	(Won)	3,914,192	(Won)	115,042,693
Good		14,967,047		35,246,714		4,500,153		54,713,914
Below Normal		2,995,712		23,246,541		3,348,767		29,591,020

	(Won)	97,553,696	(Won)	90,030,819	(Won)	11,763,112	(Won)	199,347,627

(In millions of Korean won)
	Dec. 31, 2010
	Consumer		Corporate		Credit card		Total
Outstanding	(Won)	73,679,761	(Won)	27,798,531	(Won)	4,045,467	(Won)	105,523,759
Good		19,176,181		35,244,465		4,627,103		59,047,749
Below Normal		3,917,933		23,874,296		3,416,557		31,208,786

	(Won)	96,773,875	(Won)	86,917,292	(Won)	12,089,127	(Won)	195,780,294

Credit quality of loans are classified as follows, according to the internal credit rating.

	Range of PD (%) (Probability of Default)	Retail	Corporate
Outstanding	0.0 - 1.0	1 ~ 5 grade	AAA ~ BBB+
Good	1.0 - 5.0	6 ~ 8 grade	BBB ~ BB
Below Normal	5.0 +	9 ~ 15 grade	BB- ~ D

Loans that are past due but not impaired are as follows;

(In millions of Korean won)
	March 31, 2011
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		over 90 days		Total
Consumer	(Won)	840,392	(Won)	137,819	(Won)	66,502	(Won)	305	(Won)	1,045,018
Corporate		168,994		90,378		18,062		2,322		279,756
Credit card		197,667		50,741		33,819		227		282,454

	(Won)	1,207,053	(Won)	278,938	(Won)	118,383	(Won)	2,854	(Won)	1,607,228

(In millions of Korean won)
	Dec. 31, 2010
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		over 90 days		Total
Consumer	(Won)	988,574	(Won)	188,504	(Won)	97,019	(Won)	338	(Won)	1,274,435
Corporate		171,467		58,641		31,385		51		261,544
Credit cards		154,638		54,127		36,218		617		245,600

	(Won)	1,314,679	(Won)	301,272	(Won)	164,622	(Won)	1,006	(Won)	1,781,579

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Impaired loans are as follows;

(In millions of Korean won, except for percentage)
	March 31, 2011
Credit card	Consumer			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Loans	(Won)	1,095,845	26.62	(Won)	2,903,676	70.53	(Won)	117,346	2.85	(Won)	4,116,867	100.00
Allowances		(305,303)	16.03		(1,517,324)	79.66		(82,145)	4.31		(1,904,772)	100.00

	(Won)	790,542	35.74	(Won)	1,386,352	62.67	(Won)	35,201	1.59	(Won)	2,212,095	100.00

(In millions of Korean won, except for percentage)
	Dec. 31, 2010
	Consumer			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Loans	(Won)	1,014,110	26.58	(Won)	2,722,879	71.37	(Won)	78,318	2.05	(Won)	3,815,307	100.00
Allowances		(256,049)	15.35		(1,361,480)	81.61		(50,725)	3.04		(1,668,254)	100.00

	(Won)	758,061	35.31	(Won)	1,361,399	63.41	(Won)	27,593	1.28	(Won)	2,147,053	100.00

The fair values of collaterals against loans as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	March 31, 2011
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Credit	(Won)	54,733	(Won)	52,585	(Won)	8,664	(Won)	2,940,211	(Won)	3,056,193
Guarantee		40,822		144,571		153,567		14,401,344		14,740,304
Deposit and saving		146		63,747		62,799		2,360,633		2,487,325
Equipment and vehicles		17,282		3,637		116		1,103,306		1,124,341
Real estate		227,100		572,755		629,493		99,880,902		101,310,250

	(Won)	340,083	(Won)	837,295	(Won)	854,639	(Won)	120,686,396	(Won)	122,718,413

(In millions of Korean won)
	Dec. 31, 2010
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Credit	(Won)	79,510	(Won)	51,981	(Won)	13,439	(Won)	2,882,008	(Won)	3,026,938
Guarantee		46,019		140,955		159,609		13,667,393		14,013,976
Deposit and saving		—		76,951		78,217		2,648,529		2,803,697
Equipment and vehicles		27,431		4,806		5,129		1,006,446		1,043,812
Real estate		225,720		598,989		708,914		98,593,556		100,127,179

	(Won)	378,680	(Won)	873,682	(Won)	965,308	(Won)	118,797,932	(Won)	121,015,602

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Credit risk of securities

Financial assets at fair value through profit or loss and investment financial assets that are exposed to credit risk as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010

Securities that are neither past due nor impaired	(Won)	37,009,763	(Won)	36,557,475
Securities that are past due but not impaired		—		7,466
Impaired securities		13,532		5,723

	(Won)	37,023,295	(Won)	36,570,664

Credit quality of securities that are neither past due nor impaired as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	March 31, 2011
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Not Graded		Total
Financial assets held for trading	(Won)	3,838,186	(Won)	91,644	(Won)	21,924	(Won)	—	(Won)	—	(Won)	—	(Won)	3,951,754
Financial assets designated at fair value through profit or loss		—		—		—		—		36		—		36
Available-for-sale financial assets		18,375,387		944,287		102,683		168		—		202,934		19,625,459
Held-to-maturity financial assets		13,432,514		—		—		—		—		—		13,432,514

	(Won)	35,646,087	(Won)	1,035,931	(Won)	124,607	(Won)	168	(Won)	36	(Won)	202,934	(Won)	37,009,763

(In millions of Korean won)
	Dec. 31, 2010
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Not Graded		Total
Financial assets held for trading	(Won)	3,455,082	(Won)	45,182	(Won)	9,633	(Won)	—	(Won)	—	(Won)	26,802	(Won)	3,536,699
Financial assets designated at fair value through profit or loss		—		—		—		—		139		—		139
Available-for-sale financial assets		18,103,675		725,494		65,589		210		9,108		208,756		19,112,832
Held-to-maturity financial assets		13,907,805		—		—		—		—		—		13,907,805

	(Won)	35,466,562	(Won)	770,676	(Won)	75,222	(Won)	210	(Won)	9,247	(Won)	235,558	(Won)	36,557,475

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The credit qualities of securities according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KIS	KAP	NICE	S&P	Fitch-IBCA	Moody’s

Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A-to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB-to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	Lower than BB-	Lower than BB-	Lower than BB-	Lower than B	Lower than B	Lower than B2

Credit risk concentration analysis

The Group’s credit exposure by the country of domicile of its counterparties, as of March 31, 2011 and December 31, 2010 are as follows:

(In millions of Korean won)
	March 31, 2011
	Consumer		Corporate		Credit card		Total		%	Allowances		Book value

Korea	(Won)	99,628,795	(Won)	91,512,158	(Won)	12,162,912	(Won)	203,303,865	99.14	(Won)	(3,831,925)	(Won)	199,471,940
Europe		2		72,581		—		72,583	0.04		(996)		71,587
China		682		254,089		—		254,771	0.12		(1,890)		252,881
Japan		11,527		839,029		—		850,556	0.41		(10,072)		840,484
U.S		—		452,112		—		452,112	0.22		(311)		451,801
Others		53,553		84,282		—		137,835	0.07		(1,230)		136,605

Total	(Won)	99,694,559	(Won)	93,214,251	(Won)	12,162,912	(Won)	205,071,722	100.00	(Won)	(3,846,424)	(Won)	201,225,298

(In millions of Korean won)
	Dec. 31, 2010
	Consumer		Corporate		Credit card		Total		%	Allowances		Book value

Korea	(Won)	98,996,738	(Won)	88,282,185	(Won)	12,413,045	(Won)	199,691,968	99.16	(Won)	(3,738,848)	(Won)	195,953,120
Europe		9		46,297		—		46,306	0.02		(1,132)		45,174
China		728		247,776		—		248,504	0.12		(2,448)		246,056
Japan		12,299		868,930		—		881,229	0.44		(10,832)		870,397
U.S		—		368,748		—		368,748	0.18		(1,532)		367,216
Others		52,646		87,779		—		140,425	0.08		(1,384)		139,041

Total	(Won)	99,062,420	(Won)	89,901,715	(Won)	12,413,045	(Won)	201,377,180	100.00	(Won)	(3,756,176)	(Won)	197,621,004

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The details of the Group’s credit exposure of corporate loans by industry, as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	March 31, 2011
	Loans		%	Allowances		Book value
Financial institutions	(Won)	5,986,506	6.42	(Won)	(121,013)	(Won)	5,865,493
Manufacturing		29,609,889	31.77		(863,095)		28,746,794
Service		33,552,092	35.99		(689,185)		32,862,907
Public sector		367,057	0.40		(4,948)		362,109
Other		23,698,707	25.42		(1,262,816)		22,435,891

	(Won)	93,214,251	100.00	(Won)	(2,941,057)	(Won)	90,273,194

(In millions of Korean won)
	Dec. 31, 2010
	Loans		%	Allowances		Book value
Financial institutions	(Won)	4,374,231	4.87	(Won)	(122,011)	(Won)	4,252,220
Manufacturing		28,216,439	31.39		(848,039)		27,368,400
Service		34,040,219	37.86		(799,782)		33,240,437
Public sector		337,670	0.38		(6,611)		331,059
Other		22,933,156	25.50		(1,131,304)		21,801,852

	(Won)	89,901,715	100.00	(Won)	(2,907,747)	(Won)	86,993,968

The details of the Group’s consumer loans and credit card loans by type as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011
	Loans		%	Allowances		Book value
Housing purpose	(Won)	43,384,196	38.79	(Won)	(75,641)	(Won)	43,308,555
General purpose		56,310,363	50.34		(468,358)		55,842,005
Credit card		12,162,912	10.87		(361,368)		11,801,544

	(Won)	111,857,471	100.00	(Won)	(905,367)	(Won)	110,952,104

(In millions of Korean won)	Dec. 31, 2010
	Loans		%	Allowances		Book value
Housing purpose	(Won)	43,323,149	38.86	(Won)	(64,281)	(Won)	43,258,868
General purpose		55,739,271	50.00		(456,562)		55,282,709
Credit card		12,413,045	11.14		(327,586)		12,085,459

	(Won)	111,475,465	100.00	(Won)	(848,429)	(Won)	110,627,036

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The details of the industry’s concentration of credit risks of securities (debt securities) by industry, as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011%
Financial assets held for trading
Government and government funded institutions	(Won)	1,548,790	39.19
Banking and Insurance		2,046,344	51.78
Other		356,620	9.03

		3,951,754	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		36	100.00

		36	100.00

Available-for-sale financial assets
Government and government funded institutions		8,516,723	43.37
Banking and Insurance		8,697,112	44.28
Other		2,424,994	12.35

		19,638,829	100.00

Held-to-maturity financial assets
Government and government funded institutions		11,181,803	83.24
Banking and Insurance		1,574,482	11.72
Other		676,391	5.04

		13,432,676	100.00

	(Won)	37,023,295

(In millions of Korean won)	Dec. 31, 2010%
Financial assets held for trading
Government and government funded institutions	(Won)	929,254	26.27
Banking and Insurance		2,278,691	64.43
Other		328,754	9.30

		3,536,699	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		139	100.00

		139	100.00

Available-for-sale financial assets
Government and government funded institutions		9,433,184	49.32
Banking and Insurance		7,589,597	39.68
Other		2,102,943	11.00

		19,125,724	100.00

Held-to-maturity financial assets
Government and government-funded institutions		11,775,616	84.67
Banking and Insurance		1,608,046	11.56
Other		524,440	3.77

		13,908,102	100.00

	(Won)	36,570,664

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The details of the country’s concentration of credit risks of debt securities by country, as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011%
Financial assets held for trading
Korea	(Won)	3,948,243	99.91
Other		3,511	0.09

		3,951,754	100.00

Financial assets designated at fair value through profit or loss
United States		36	100.00

		36	100.00

Available-for-sale financial assets
Korea		19,413,667	98.86
United States		202,945	1.03
India		70	0.00
Other		22,147	0.11

		19,638,829	100.00

Held-to-maturity financial assets
Korea		13,432,514	100.00
United States		162	0.00

		13,432,676	100.00

	(Won)	37,023,295

(In millions of Korean won)	Dec. 31, 2010%
Financial assets held for trading
Korea	(Won)	3,536,699	100.00

		3,536,699	100.00

Financial assets designated at fair value through profit or loss
United States		139	100.00
		139	100.00
Available-for-sale financial assets
Korea		18,894,529	98.79
United States		208,756	1.09
India		72	0.00
Other		22,367	0.12

		19,125,724	100.00

Held-to-maturity financial assets
Korea		13,907,805	100.00
United States		297	0.00

		13,908,102	100.00

	(Won)	36,570,664

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and out flow of funds and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-statement of financial position items such as loan commitment and guarantees by maturity groups: On demand less than one month, between one month to three months, between three months to twelve months, between one year to five years and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest payments and, thus, differ from the amount in the financial statement which are based on present value of expected cash flow. The amount of interest received on assets or paid on liabilities in floating interest rate, is measured on an assumption that the current interest rate would be the same to the maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by risk management principle and related guideline which are applied to the risk management policies and procedures that address all the possible risks that arise from overall business of the Group.

For the purpose of liquidity management of Kookmin Bank, liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and out flows of funds and transactions of off-statement of financial position related to liquidity are measured, managed and reported to the Risk Management Council and Risk Management Committee on a regular basis.

Kookmin Bank regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of financial crisis analysis to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

4.3.3. Analysis on remaining contractual maturity of financial assets and liabilities

Financial assets and liabilities subject to liquidity risk disclosure requirements as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)

	March 31, 2011
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[3]	(Won)	5,835,446	(Won)	235,835	(Won)	79,534	(Won)	330,963	(Won)	240	(Won)	78,570	(Won)	6,560,588
Financial assets held for trading[1]		4,303,336		—		—		—		—		—		4,303,336
Financial assets designated at fair value through profit or loss[1]		129,357		—		—		—		—		—		129,357
Derivatives held for trading[1]		2,081,594		—		—		—		—		—		2,081,594
Derivatives held for hedging[5]		—		23,937		36,437		2,702		199,445		305,359		567,880
Loans		107,903		20,477,874		29,856,853		72,305,827		51,202,506		71,447,715		245,398,678
Available-for-sale financial assets[2]		1,245,390		1,277,643		1,565,444		6,378,547		9,812,453		2,927,221		23,206,698
Held-to-maturity financial assets		—		158,727		177,306		1,895,627		10,144,877		3,584,623		15,961,160
Others assets		11,410		7,426,720		15,917		1,581,935		17,713		15,645		9,069,340

	(Won)	13,714,436	(Won)	29,600,736	(Won)	31,731,491	(Won)	82,495,601	(Won)	71,377,234	(Won)	78,359,133	(Won)	307,278,631

Financial liabilities
Financial liabilities held for trading[1]	(Won)	1,372,828	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,372,828
Derivatives held for trading[1]		1,727,786		—		—		—		—		—		1,727,786
Derivatives held for hedging[5]		—		43,430		(45,131)		87,002		301,473		(9,025)		377,749
Deposits[4]		59,278,056		12,710,903		20,301,341		84,043,244		7,813,031		759,033		184,905,608
Debts		323,286		2,746,728		3,469,971		4,654,276		2,614,144		527,504		14,335,909
Debentures		33,937		1,220,092		1,308,074		12,634,559		13,204,950		5,478,576		33,880,188
Other liabilities		490		10,342,887		3,184		43,003		227,024		124,932		10,741,520

	(Won)	62,736,383	(Won)	27,064,040	(Won)	25,037,439	(Won)	101,462,084	(Won)	24,160,622	(Won)	6,881,020	(Won)	247,341,588

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Off-statement of financial position items
Loan commitments[6]	(Won)	91,498,294	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	91,498,294
Financial Guarantees[7]		166,500		19,195		545,126		401,659		481,622		8,750		1,622,852

	(Won)	91,664,794	(Won)	19,195	(Won)	545,126	(Won)	401,659	(Won)	481,622	(Won)	8,750	(Won)	93,121,146

(In millions of Korean won)
	Dec. 31, 2010
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[3]	(Won)	6,350,107	(Won)	240,656	(Won)	82,606	(Won)	107,794	(Won)	228	(Won)	78,532	(Won)	6,859,923
Financial assets held for trading[1]		3,932,663		—		—		20,264		—		—		3,952,927
Financial assets designated at fair value through profit or loss[1]		45,551		—		—		—		—		—		45,551
Derivatives held for trading[1]		2,389,891		—		—		—		—		—		2,389,891
Derivatives held for hedging[5]		—		9,165		4,301		66,925		224,174		337,262		641,827
Loans		11,423		16,800,367		27,686,564		76,657,226		50,411,935		66,620,432		238,187,947
Available-for-sale financial assets[2]		2,927,213		623,348		1,188,703		4,601,559		11,454,171		4,353,480		25,148,474
Held-to-maturity Financial assets		—		316,676		619,535		1,416,788		10,592,067		3,667,992		16,613,058
Others assets		14,336		3,665,524		34,307		1,570,871		20,175		15,576		5,320,789

	(Won)	15,671,184	(Won)	21,655,736	(Won)	29,616,016	(Won)	84,441,427	(Won)	72,702,750	(Won)	75,073,274	(Won)	299,160,387

Financial liabilities
Financial liabilities held for trading[1]	(Won)	1,279,869	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,279,869
Derivatives held for trading[1]		1,996,621		—		—		—		—		—		1,996,621

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Derivatives held for hedging[5]		—		25,955		278		(35,506)		49,263		(107,610)		(67,620)
Deposits[4]		60,953,992		17,017,659		25,225,497		73,482,450		8,175,752		858,262		185,713,612
Debts		176,300		2,667,302		2,500,817		4,220,247		2,489,003		69,266		12,122,935
Debentures		51,524		1,488,649		1,223,511		9,539,022		16,477,876		5,405,492		34,186,074
Other liabilities		—		4,704,236		41,005		36,973		278,052		119,416		5,179,682

	(Won)	64,458,306	(Won)	25,903,801	(Won)	28,991,108	(Won)	87,243,186	(Won)	27,469,946	(Won)	6,344,826	(Won)	240,411,173

Off-statement of financial position items
Loan commitments[6]	(Won)	87,208,019	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	87,208,019
Financial Guarantees[7]		155,162		27,051		838,603		498,766		186,222		7,833		1,713,637

	(Won)	87,363,181	(Won)	27,051	(Won)	838,603	(Won)	498,766	(Won)	186,222	(Won)	7,833	(Won)	88,921,656

[1]

Financial assets and liabilities held for trading, financial assets designated at fair value through profit or loss and derivatives instruments held for trading are included in the ‘On demand’ and not classified by each contractual maturity because they are held for trading or redemption before the maturity.

[2]

Equity investments in financial asset classified as available for sale are ‘On demand’ because most of them are available for sale at anytime. However, in case of equity investments restricted for sale, they are classified in the maturity group of over 5 years if the released date of the restriction is uncertain.

[3]	Cash and due from financial institution that are either in cash, foreign currency or funds that have no certain maturity or been used for settlement between banks, are classified as ‘On demand’.
[4]	Deposits that are contractually repayable on demand or at short notice, are classified as ‘On demand’.
[5]	Cash flow of derivative instruments for hedging purpose is measured by net amount of estimated cash inflows and outflows.
[6]	Unused line of credit within loan commitments is classified as ‘on demand’.
[7]	The contractual cash flows of financial guarantees are classified based on the period of the earliest date of the contract.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

4.4 Market risk

4.4.1 Overview of market risk

Definition of market risk

Market risk is the risk of possible losses which arise from the changes of market factors, such as interest rate, stock price, foreign exchange rate, commodity value and other market factors related to the fair value or future cash flows of the financial instruments, such as securities, derivatives and others. Most significant risks associated with trading position are the interest rate risks related to debt securities or interest embedded securities. In addition, the Group is exposed to stock price risk, currency risk and interest risk associated with non-trading position. And the Group is exposed to interest with non-trading position. The Group classifies exposures to market risk into either trading or non-trading position. Above market risk is measured based on the consolidated financial statements.

Market risk management group

The Group sets economic capital limit for market risk and interest rate risk and monitors the risks to manage the risk of trading & non-trading position. The Group maintains the risk management systems and procedures, such as the trading policy and procedure for trading position, and market risk management guideline for trading position, interest rate risk management guideline for non-trading position to manage the market risk efficiently. These entire procedures are implemented with approval from Risk Management Committee and Risk Management Council.

Kookmin Bank established market risk management principles, made by the Risk Management Council. The Bank has delegated the responsibility for market risk management on trading activities to the Market Risk Management Committee which is chaired by CRO (Chief Risk Officer). Market Risk Management Committee is in charge of setting limit and approval on newly developed derivative instruments and of market risk. Specifically, Market Risk Management Committee sets VaR limit, position limit, stop loss limit, and scenario loss limit and sensitivity limit.

ALCO determines operation standards of interest and commission, revises ALM (Asset Liability Management) risk management guideline, interest rate and commission guideline and monitors establishment and enforcement of ALM risk management policy. Interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimated reflecting the annual work plan. Financial management department in financial management group measures and monitors the interest risk status and limits. The status and limit of the interest rate risks such as interest rate gap, duration gap and sensitivity are reported to ALCO on a monthly basis and to Risk Management Council on a quarterly basis. The responsibility on ALM control is delegated to Risk Management Department to ensure adequacy on interest rate and liquidity risk management. Risk Management Department monitors and reviews risk management procedures and tasks conducted by Financial Management Department, and reports related information to the management independently.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

4.4.2 Trading Position

Definition of trading position

Trading position subject to market risk management is defined under Trading Policy and Guideline, and basic requirements are as follows:

•	The trading position is not restricted for sale, is measured at fair value, and hedges the important inherent risk in the market.

•	The criteria for classification on trading position is clearly defined in Trading Policy guideline, and separately managed by trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limit.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to the management for the purpose of the Group’s risk management.

Observation method on market risk arising from trading position

The Group calculates VaR to measure the market risk by using market risk management system on entire trading positions. Generally, the Group manages the market risk on the trading portfolio. In addition, the Group controls and manages the risk on derivative trading based on the regulations and guidelines pormulated by the Financial Supervisory Service.

VaR (Value-at-Risk)

i. VaR (Value-at-Risk)

A key measure of market risk is daily Value-at-Risk (VaR). The daily VaR is a statistically estimated maximum amount of loss that could occur in one day under normal distribution of financial variables. The Group calculates VaR using equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 400 business days and measures VaR at a 99% single tail confidence level. This means the actual amount of loss may exceed the VaR, on average, once out of 100 business days.

VaR is a commonly used market risk management technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

ii. Back Testing

Back testing is conducted on a daily basis to validate the adequacy of the market risk model. In back testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

The stress tests is carried out to anlayze the abnormal market situation of trading and available-for-sale portfolio, reflecting interest rate, stock indexes, foreign exchange rate, intrinsic volatile derivatives and other risk factors that have significant influent on the value of portfolio. The Group uses historical scenario tool mainly and hypothetical scenario tool supplementally for analysis of the abnormal market situation. Stress testing is performed at least once in every quarter.

VaR at a 99% confidence level of interest rate, stock price and exchange risk for trading position with one-day holding period as of March 31, 2011 and December 31, 2010, are as follows:

	March 31, 2011
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	(Won)	7,126	(Won)	5,800	(Won)	8,373	(Won)	6,094
Stock price risk		1,805		1,235		2,518		1,380
Foreign exchange risk		8,719		5,231		15,922		6,475
Deduction of diversification effect		—		—		—		(3,650)

Total VaR	(Won)	12,609	(Won)	9,772	(Won)	21,243	(Won)	10,299

	Dec. 31, 2010
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	(Won)	5,997	(Won)	4,836	(Won)	6,855	(Won)	5,327
Stock price risk		2,089		1,348		2,980		1,550
Foreign exchange risk		7,294		5,252		8,709		5,252
Deduction of diversification effect		—		—		—		(3,735)

Total VaR	(Won)	10,427	(Won)	8,306	(Won)	12,422	(Won)	8,394

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages the interest rate risk related to the trading accounts using market value-based tools such as VaR and sensitivity analysis (PVBP).

ii. Stock index risk

Stock Index risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to share denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and the derivative instruments linked to stock under strict limits on diversification.

iii. Foreign exchange risk

Foreign exchange risk arises from holding assets and liabilities denominated in foreign currency. Most of foreign assets and liabilities are denominated in US dollars and the most of the remainder are denominated in Japanese Yen or Euro. The Group sets both loss limits and net foreign currency exposure limit and manages comprehensive net foreign exchange exposure which considers both trading and non-trading portfolio.

4.4.3 Non-trading position

Definition of non-trading position

The most critical market risk that arises in non-trading portfolios is the interest rate risk. Interest rate risk occurs due to mismatches on maturities and interest rate changing period. The Group measures interest rate risk arising from assets and liabilities denominated in Korean won and foreign currency hedging derivatives. Most interest bearing assets and interest bearing liabilities are denominated in Korean won and most foreign currency assets and liabilities are denominated in US Dollars and the most of remainder are denominated in Japanese Yen or Euro.

Observation method on market risk arising from non-trading position

The main objective of interest rate risk management is to generate stable net interest income and to protect our asset value against interest rate fluctuations. The Group manages the risk through interest rate gap analysis that analyses interest rate maturities between interest bearing assets and interest bearing liabilities and interest rate VaR.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on maturity of interest rate repricing maturities of interesting bearing assets and interest bearing liabilities by measuring expected changes in net interest income by calculating the difference in the amounts of interest bearing assets and interest bearing liabilities at each maturity. The Group conducts interest gap analysis on assets denominated in Korean won and foreign currency on a monthly basis. However, if there is no maturity of assets and liabilities, then the certain maturities should be assumed or used according to ALM risk management guideline.

The results of interest rate gap analysis as of March 31, 2011 and December 31, 2010, are as follows:

	March 31, 2011
(In millions of Korean won)	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest bearing assets in won
Loans	(Won)	125,698,843	(Won)	39,941,443	(Won)	13,884,984	(Won)	3,849,827	(Won)	1,374,856	(Won)	184,749,953
Securities		4,564,549		1,277,517		6,179,890		10,851,978		10,085,217		32,959,151
Others		4,727,141		251,685		368,398		191,238		49,257		5,587,719

	(Won)	134,990,533	(Won)	41,470,645	(Won)	20,433,272	(Won)	14,893,043	(Won)	11,509,330	(Won)	223,296,823

Interest bearing liabilities in won
Deposits	(Won)	63,698,002	(Won)	22,739,520	(Won)	48,941,905	(Won)	29,585,036	(Won)	13,356,647	(Won)	178,321,110
Debts		4,116,242		5,000		—		99,276		100,000		4,320,518
Others		9,504,866		3,517,842		7,824,788		4,742,621		5,277,871		30,867,988

	(Won)	77,319,110	(Won)	26,262,362	(Won)	56,766,693	(Won)	34,426,933	(Won)	18,734,518	(Won)	213,509,616

Gap	(Won)	57,671,423	(Won)	15,208,283	(Won)	(36,333,421)	(Won)	(19,533,890)	(Won)	(7,225,188)	(Won)	9,787,207

Accumulated gap		57,671,423		72,879,706		36,546,285		17,012,395		9,787,207

Percentage (%)		25.83		32.64		16.37		7.62		4.38

Interest bearing assets in foreign currencies
Loans	(Won)	6,321,938	(Won)	412,421	(Won)	244,159	(Won)	449,063	(Won)	16,323	(Won)	7,443,904
Securities		398,948		166,321		56,119		230,374		308,506		1,160,268
Others		4,149,522		1,110,367		538,578		55,959		—		5,854,426

	(Won)	10,870,408	(Won)	1,689,109	(Won)	838,856	(Won)	735,396	(Won)	324,829	(Won)	14,458,598

Interest bearing liabilities in foreign currencies
Deposits	(Won)	1,436,142	(Won)	1,353,980	(Won)	267,679	(Won)	4,733	(Won)	—	(Won)	3,062,534
Debts		4,937,503		1,338,556		801,062		95,916		—		7,173,037
Others		3,217,548		73,554		410,995		603,912		—		4,306,009

	(Won)	9,591,193	(Won)	2,766,090	(Won)	1,479,736	(Won)	704,561	(Won)	—	(Won)	14,541,580

Gap	(Won)	1,279,215	(Won)	(1,076,981)	(Won)	(640,880)	(Won)	30,835	(Won)	324,829	(Won)	(82,982)

Accumulated gap		1,279,215		202,234		(438,646)		(407,811)		(82,982)

Percentage (%)		8.85		1.40		(3.03)		(2.82)		(0.57)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

	Dec. 31, 2010
(In millions of Korean won)	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest bearing assets in won
Loans	(Won)	109,730,719	(Won)	44,757,143	(Won)	11,300,130	(Won)	2,684,724	(Won)	1,292,472	(Won)	169,765,188
Securities		3,970,874		1,286,918		4,582,038		13,787,387		10,510,014		34,137,231
Others		14,640,920		1,590,223		1,278,463		1,128,026		47,347		18,684,979

	(Won)	128,342,513	(Won)	47,634,284	(Won)	17,160,631	(Won)	17,600,137	(Won)	11,849,833	(Won)	222,587,398

Interest bearing liabilities in won
Deposits	(Won)	74,313,668	(Won)	18,039,090	(Won)	44,196,896	(Won)	29,228,645	(Won)	13,182,455	(Won)	178,960,754
Debts		4,071,718		—		—		99,276		100,000		4,270,994
Others		10,096,245		2,299,713		7,667,680		5,342,702		5,716,940		31,123,280

	(Won)	88,481,631	(Won)	20,338,803	(Won)	51,864,576	(Won)	34,670,623	(Won)	18,999,395	(Won)	214,355,028

Gap	(Won)	39,860,882	(Won)	27,295,481	(Won)	(34,703,945)	(Won)	(17,070,486)	(Won)	(7,149,562)	(Won)	8,232,370

Accumulated gap		39,860,882		67,156,363		32,452,418		15,381,932		8,232,370

Percentage (%)		17.91		30.20		14.60		6.90		3.70

Interest bearing assets in foreign currencies
Loans	(Won)	5,587,541	(Won)	669,279	(Won)	340,198	(Won)	431,831	(Won)	16,953	(Won)	7,045,802
Securities		465,289		85,450		53,955		182,824		379,016		1,166,534
Others		3,628,441		1,092,032		302,538		47,844		—		5,070,855

	(Won)	9,681,271	(Won)	1,846,761	(Won)	696,691	(Won)	662,499	(Won)	395,969	(Won)	13,283,191

Interest bearing liabilities in foreign currencies
Deposits	(Won)	1,470,509	(Won)	1,376,120	(Won)	79,288	(Won)	2,274	(Won)	—	(Won)	2,928,191
Debts		4,290,490		1,529,377		796,010		90,215		—		6,706,092
Others		2,329,159		79,723		59,006		1,007,476		—		3,475,364

	(Won)	8,090,158	(Won)	2,985,220	(Won)	934,304	(Won)	1,099,965	(Won)	—	(Won)	13,109,647

Gap	(Won)	1,591,113	(Won)	(1,138,459)	(Won)	(237,613)	(Won)	(437,466)	(Won)	395,969	(Won)	173,544

Accumulated gap		1,591,113		452,654		215,041		(222,425)		173,544

Percentage (%)		11.98		3.41		1.62		(1.67)		1.31

ii. Interest Rate VaR

Interest rate VaR is a possible maximum loss due to interest rate risk under normal distribution and the measurement result of risk as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010
Interest rate VaR	(Won)	2,039,983	(Won)	1,763,961

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

4.5. Operational Risk

4.5.1 Concept

The Group defines the operational risk broadly to include all financial and non financial risks that may arise from the operating activities and could cause negative effect on the capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to spread risk management culture, strengthen internal controls, innovate processes and provide timely feedback to managements and employees. In addition, the Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events, and has constructed replacement facilities as well as carried out exercise drills for head office and IT departments to test its business continuity framework.

4.6. Capital Adequacy

The Group assesses its adequacy of capital by using Internal Rating Based Approach (the ‘IBRA’). The evaluation is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review. The economic capital is calculated by adding the analysis results on the crisis and other required items to the total economic capitals which are calculated for each risk.

Economic Capital is a necessary capital to prevent inability of payment due to unexpected loss in the future. Each subsidiary operates the system which measures and allocates economic capital by risk type.

Risk Management Council of the Group determines the Group’s risk appetite and allocates economic capital by risk type and subsidiaries. Each subsidiary efficiently operates its capital within range of granted economic capital. Risk Management Department of the Group monitors the limit on economic capital and reports the results to management to Risk Management Council. The Group maintains the adequacy of capital by proactive review and approval of Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion.

The Group is a financial holdings company under Financial Holdings Company Act. It must maintain the consolidated basis BIS ratio above 8% based on Basel I basis in accordance with Supervisory Regulations and Detailed Supervisory Regulations on Financial Holdings Companies. The Group’s consolidated basis BIS ratio is above 8 % as of March 31, 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

5. Segment Information

5.1 Overall Segment Information and Business Segments

Operating segments are presented in two ways-one based on related business, and the other on geographical areas. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Group is organized into four major business segments: Corporate Banking, Retail Banking, Credit Card Operations and Capital Markets Activities at the end of period. In addition, these business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

•

Corporate banking : The corporate banking segment’s assets and liabilities are mainly with private and public enterprises. The activities within this segment include loans, overdrafts, deposits, due from financial institutions, other credit facilities and other foreign currency activities.

•

Retail banking : The retail banking segment’s assets and liabilities are mainly with individuals and households. This segment handles due from financial institutions, deposits, consumer loans and mortgage loans.

•

Credit card operations : The credit card segment’s assets and liabilities are mainly with individuals or corporate cardholders and card merchants, and it handles domestic as well as overseas credit and debit card operations.

•	Capital markets activities : Activities within this segment include trading activities in securities and derivatives, and funding through debentures and borrowings.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Financial information by business segment for the three-month period ended March 31, 2011, follows:

(In millions of Korean won)

	Domestic Company										Foreign Entities		Consolidation Adjustment		Financial Statements
	Corporate Banking		Retail Banking		Credit Card Operations		Capital markets activities		Others
Total segment revenues	(Won)	577,271	(Won)	787,955	(Won)	352,057	(Won)	57,766	(Won)	539,009	(Won)	5,998	(Won)	(28,655)	(Won)	2,291,401
Segment profit before income tax benefit		152,424		313,783		27,217		44,206		438,789		4,175		35,913		1,016,507

The following are included in the segment profit:

	Domestic Company										Foreign Entities		Consolidation Adjustment		Financial Statements
	Corporate Banking		Retail Banking		Credit Card Operations		Capital markets activities		Others
Operating revenues from external customers	(Won)	555,375	(Won)	802,065	(Won)	391,372	(Won)	31,940	(Won)	503,714	(Won)	6,935	(Won)	—	(Won)	2,291,401
Inter-segment operating revenues		21,896		(14,110)		(39,315)		25,826		35,295		(937)		(28,655)		—
Net interest income		618,930		650,189		522,403		62,326		57,605		4,456		(242,570)		1,673,339
Net fee and commission income		65,337		156,856		(92,423)		(1,093)		213,532		1,595		239,146		582,950
Gain or loss from financial assets at fair value through profit or loss		—		11,068		—		264,458		18,475		(204)		3,878		297,675
Net other operating income		(106,996)		(30,158)		(77,923)		(267,925)		249,397		151		(29,109)		(262,563)
Provision for credit loss		268,941		59,466		71,568		(490)		15,906		(257)		(830,707)		(415,573)
Depreciation and amortization		(6,907)		(23,331)		(11,891)		(397)		(29,275)		(153)		(1,408)		(73,362)
Net profits from equity method investments		—		—		—		—		(1,311)		—		5,375		4,064

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Financial information by business segment for the three-month period March 31, 2010, follows:

(In millions of Korean won)
	Domestic Company										Foreign Entities		Consolidation Adjustment		GAAP Difference[1]		Financial Statements
	Corporate Banking		Retail Banking		Credit Card Operations		Capital markets activities		Others
Total segment revenues	(Won)	621,740	(Won)	731,939	(Won)	399,019	(Won)	64,668	(Won)	139,497	(Won)	3,759	(Won)	15,797	(Won)	76,144	(Won)	2,052,563
Segment profit before income tax benefit		72,941		234,982		211,744		48,469		597,865		2,254		(551,013)		52,638		669,880

The following are included in the segment profit:

	Domestic Company										Foreign Entities		Consolidation Adjustment		GAAP Difference[1]		Financial Statements
	Corporate Banking		Retail Banking		Credit Card Operations		Capital markets activities		Others
Operating revenues from external customers	(Won)	617,824	(Won)	731,939	(Won)	399,019	(Won)	76,570	(Won)	146,767	(Won)	4,300	(Won)	—	(Won)	76,144	(Won)	2,052,563
Inter-segment operating revenues		3,916		—		—		(11,902)		(7,270)		(541)		15,797		—		—
Net interest income		648,616		577,464		563,664		(85,277)		(8,925)		5,087		(212,324)		66,525		1,554,830
Net fee and commission income		81,103		124,874		(64,221)		(2,556)		89,509		1,449		177,607		11,303		419,068
Gain or loss from financial assets at fair value through profit or loss		—		—		—		29,466		95,447		(1,336)		(331)		(72,179)		51,067
Net other operating income		(107,979)		29,601		(100,424)		123,035		(36,534)		(1,441)		50,846		70,494		27,598
Provision for credit loss		(350,650)		(22,873)		(30,427)		30		(8,010)		286		3		(70,723)		(482,364)
Depreciation and amortization		(15,532)		(46,781)		(9,402)		(215)		(23,224)		(128)		(4,536)		23,460		(76,358)
Net profits from equity method investments		—		—		—		—		556,378		—		(579,245)		42,321		19,454

[1]

Reconciliation between the Financial information by business segment for the three month period ended March 31, 2010 in accordance with previous GAAP and K-IFRS as reported to chief operating decision maker.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

5.2 Product and Geographical Segments

Products and services information

Amount of revenues by service for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010[1]

Corporate banking service	(Won)	562,310	(Won)	622,124
Retail banking service		802,065		731,939
Credit card business service		391,372		399,019
Capital markets activities service		31,940		76,570
Other service		503,714		146,767
GAAP difference		—		76,144

	(Won)	2,291,401	(Won)	2,052,563

[1]	Revenues by service in accordance with previous GAAP were adjusted to those in accordance with K-IFRS as reported to chief operating decision maker.

Geographical information

Information by geographical area for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011
	Revenues from external consumers		Significant non- current assets
Domestic	(Won)	2,268,530	(Won)	3,567,714
United States		3,320		293
New Zealand		1,966		105
China		6,510		1,284
Japan		7,619		1,884
Argentina		1		—
Cambodia		694		820
England		2,761		69
Consolidation adjustment		—		60,558

	(Won)	2,291,401	(Won)	3,632,727

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

(In millions of Korean won)	March 31, 2010
	Revenues from external consumers		Significant non- current assets[1]

Domestic	(Won)	1,958,130	(Won)	3,496,274
United States		4,133		763
New Zealand		2,331		340
China		6,194		2,372
Japan		4,245		2,312
Argentina		379		—
Cambodia		412		1,608
England		595		116
GAAP Difference[2]		76,144		117,392

	(Won)	2,052,563	(Won)	3,621,177

[1]	Significant non-current assets as of December 31, 2010.
[2]	Revenues by geographical area in accordance with previous GAAP were adjusted to those in accordance with K-IFRS as reported to chief operating decision maker.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

6. Financial Assets and Financial Liabilities

6.1. Classification and Fair Value

Fair value of financial assets and liabilities as of March 31, 2011, are as follows:

(In millions of Korean won)
	Carrying value		Fair value		Fair Value Hierarchy
					Level 1		Level 2		Level 3
Financial assets
Cash and due from financial instruments	(Won)	6,400,811	(Won)	6,399,873	(Won)	2,546,332	(Won)	3,140,131	(Won)	713,410
Financial assets held for trading		4,303,336		4,303,336		1,860,409		2,433,120		9,807
Financial assets at fair value through profit or loss		129,357		129,357		—		86,199		43,158
Derivatives held for trading		2,081,594		2,081,594		10,832		2,050,657		20,105
Derivatives held for hedging		188,821		188,821		—		179,294		9,527
Loans		201,225,298		201,946,145		—		12,906		201,933,239
Available-for-sale financial assets		23,413,145		23,413,145		10,407,864		11,226,819		1,778,462
Held-to-maturity financial assets		13,432,676		13,805,452		4,299,951		9,505,339		162
Others assets		9,746,864		9,746,864		—		—		9,746,864

	(Won)	260,921,902	(Won)	262,014,587	(Won)	19,125,388	(Won)	28,634,465	(Won)	214,254,734

Financial liabilities
Financial liabilities held for trading	(Won)	1,372,828	(Won)	1,372,828	(Won)	1,372,828	(Won)	—	(Won)	—
Derivatives held for trading		1,727,786		1,727,786		13,955		1,637,963		75,868
Derivatives held for hedging		217,110		217,110		—		182,818		34,292
Deposits		179,157,762		179,342,905		—		57,067,865		122,275,040
Debts		13,939,482		13,935,721		—		47,929		13,887,792
Debentures		28,928,599		30,462,685		—		29,910,168		552,517
Other liabilities		14,367,811		14,367,976		—		—		14,367,976

	(Won)	239,711,378	(Won)	241,427,011	(Won)	1,386,783	(Won)	88,846,743	(Won)	151,193,485

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Fair value of financial assets and liabilities as of December 31, 2010, are as follows:

(In millions of Korean won)
	Carrying value		Fair value		Fair Value Hierarchy
					Level 1		Level 2		Level 3
Financial assets
Cash and due from financial instruments	(Won)	6,844,663	(Won)	6,834,107	(Won)	2,237,775	(Won)	4,092,482	(Won)	503,850
Financial assets held for trading		3,952,927		3,952,927		1,765,817		2,177,303		9,807
Financial assets at fair value through profit or loss		45,551		45,551		—		45,412		139
Derivatives held for trading		2,389,891		2,389,891		809		2,369,659		19,423
Derivatives held for hedging		205,230		205,230		—		198,924		6,306
Loans		197,621,004		198,628,287		—		14,894		198,613,393
Available-for-sale financial assets		22,281,548		22,281,548		9,522,427		11,220,456		1,538,665
Held-to-maturity financial assets		13,908,102		14,339,936		4,649,040		9,690,599		297
Others assets		6,074,383		6,074,383		—		—		6,074,383

	(Won)	253,323,299	(Won)	254,751,860	(Won)	18,175,868	(Won)	29,809,729	(Won)	206,766,263

Financial liabilities
Financial liabilities held for trading	(Won)	1,279,869	(Won)	1,279,869	(Won)	1,279,869	(Won)	—	(Won)	—
Derivatives held for trading		1,996,621		1,996,621		7,576		1,898,169		90,876
Derivatives held for hedging		239,738		239,738		—		204,022		35,716
Deposits		179,877,061		180,192,666		—		57,983,061		122,209,605
Debts		11,744,389		11,776,282		—		104,259		11,672,023
Debentures		29,107,316		30,867,415		—		30,064,804		802,611
Other liabilities		9,189,511		9,189,546		—		—		9,189,546

	(Won)	233,434,505	(Won)	235,542,137	(Won)	1,287,445	(Won)	90,254,315	(Won)	144,000,377

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

The Group believes that valuation methods used for measuring the fair value of financial instruments are reasonable and fair value recognized in the statements of financial position is appropriate. However, fair value of the financial instruments recognized in the statements of financial position may be changed if other valuation methods or assumptions are used. Additionally, as there are variety of valuation techniques and assumptions in measuring the fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The Group classifies and discloses fair value of the financial instruments into following three-level hierarchy:

Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1. This level includes listed equity securities, derivatives, and government bonds traded in an active exchange market.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2. This level includes the majority of debt and general over the counter derivatives such as swap, futures and options

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3. This level includes unlisted equity securities, complex structured bonds, complex over the counter derivatives, loans, debts and deposits.

6.2. Level 3 of the fair value hierarchy Disclosure

6.2.1 Changes in Level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the three-month period ended March 31, 2011, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss				Investment Securities		Net derivatives[1]
	Financial assets held for trading		Financial assets designated at fair value		Available-for-sale financial assets		Derivatives held for trading		Derivatives held for hedging
Beginning balance	(Won)	9,807	(Won)	139	(Won)	1,538,665	(Won)	(71,453)	(Won)	(29,409)
Total income		—		—		—		—		—
- Profit or loss		—		(27)		(5,883)		2,089		5,191
- Other comprehensive income		—		—		230,652		—		—
Purchases		—		43,046		18,609		(10,364)		—
Sales		—		—		(3,581)		—		—
Issues		—		—		—		(305)		—
Settlements		—		—		—		24,270		(547)
Transfers into level 3		—		—		—		—		—
Transfers out of level 3		—		—		—		—		—

Ending balance	(Won)	9,807	(Won)	43,158	(Won)	1,778,462	(Won)	(55,763)	(Won)	(24,765)

[1]	Net amount of derivative assets and derivative liabilities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Changes in level 3 of the fair value hierarchy for the three-month period ended March 31, 2010, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss				Investment securities		Net derivatives[1]
	Financial assets held for trading		Financial assets designated at fair value		Available-for-sale financial assets		Derivatives held for trading		Derivatives held for hedging
Beginning balance	(Won)	9,785	(Won)	529	(Won)	1,427,213	(Won)	(204,566)	(Won)	(68,175)
Total income		—		—		—		—		—
- Profit or loss		—		21		5,814		(15,884)		37,301
- Other comprehensive income		—		—		(24,582)		—		—
Purchases		—		—		124,327		68		—
Sales		—		—		(92,524)		(42,358)		—
Issues		—		—		—		—		—
Settlements		—		—		—		115,812		—
Transfers into level 3		—		—		1,600		—		—
Transfers out of level 3 [2]		—		—		(2,459)		—		—

Ending balance	(Won)	9,785	(Won)	550	(Won)	1,439,389	(Won)	(146,928)	(Won)	(30,874)

[1]	Net amount of derivative assets and derivative liabilities.
[2]

Unlisted shares of Hysonic Company which had been classified as level 3 of the fair value hierarchy was listed current period, and are traded in active market. Therefore, classification of these securities has been changed into level 1 of the fair value hierarchy.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

In relation with changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting in the statement of comprehensive income for the three-month periods ended March 31, 2011 and 2010, are as follows;

(In millions of Korean won)	March 31, 2011				March 31, 2010
	Net income from financial assets at fair value through profit or loss		Other operating income		Net income from financial assets at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the period	(Won)	1,687	(Won)	(696)	(Won)	(15,846)	(Won)	43,099
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	(Won)	(1,469)	(Won)	(906)	(Won)	(9,244)	(Won)	41,237

6.2.2 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortized by using straight line method over the life of the financial instruments. If fair value of the financial instruments becomes to be determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010

Balance at the beginning of the period (A)	(Won)	2,617	(Won)	—
New transactions (B)		428		2,864
Amounts recognized in profit or loss during the period (C= a+b+c)		(1,156)		(28)
a. Amortisation		(154)		(33)
b. Transaction matured		—		5
c. Settlement		(1,002)		—
Other changes (D)		—		—

Balance at the end of period (A+B+C+D)	(Won)	1,889	(Won)	2,836

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

6.3 Carrying amount by financial instrument

Financial assets and liabilities are measured at fair value or amortized cost.

Measurement policies for each class of financial assets and financial liabilities are disclosed in note 3 ‘Significant accounting policies’

The carrying amounts of financial assets and liabilities as of March 31, 2011, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss				Loans		Available- for-sale financial asset		Held-to- Maturity financial asset		Derivatives for hedging		Total
	Held for trading		Designated at fair value through profit or loss
Financial assets

Cash and due from financial institutions	(Won)	—	(Won)	—	(Won)	6,400,811	(Won)	—	(Won)	—	(Won)	—	(Won)	6,400,811
Financial assets at fair value through profit or loss		4,303,336		129,357		—		—		—		—		4,432,693
Derivatives		2,081,594		—		—		—		—		188,821		2,270,415
Loans		—		—		201,225,298		—		—		—		201,225,298
Financial investments		—		—		—		23,413,145		13,432,676		—		36,845,821
Other assets		—		—		9,746,864		—		—		—		9,746,864

	(Won)	6,384,930	(Won)	129,357	(Won)	217,372,973	(Won)	23,413,145	(Won)	13,432,676	(Won)	188,821	(Won)	260,921,902

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives for hedging		Total

Financial liabilities
Financial liabilities at fair value through profit or loss	(Won)	1,372,828	(Won)	—	(Won)	—	(Won)	1,372,828
Derivatives		1,727,786		—		217,110		1,944,896
Deposits		—		179,157,762		—		179,157,762
Debts		—		13,939,482		—		13,939,482
Debentures		—		28,928,599		—		28,928,599
Other liabilities		—		14,367,811		—		14,367,811

	(Won)	3,100,614	(Won)	236,393,654	(Won)	217,110	(Won)	239,711,378

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The carrying amounts of financial assets and liabilities as of December 31, 2010, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss				Loans and receivables		Available- for-sale financial asset		Held-to- Maturity financial asset		Derivatives for hedging		Total
	Held for trading		Designated at fair value through profit or loss

Financial assets
Cash and due from financial institutions	(Won)	—	(Won)	—	(Won)	6,844,663	(Won)	—	(Won)	—	(Won)	—	(Won)	6,844,663
Financial assets at fair value through profit or loss		3,952,927		45,551		—		—		—		—		3,998,478
Derivatives		2,389,891		—		—		—		—		205,230		2,595,121
Loans receivable		—		—		197,621,004		—		—		—		197,621,004
Financial investments		—		—		—		22,281,548		13,908,102		—		36,189,650
Other assets		—		—		6,074,383		—		—		—		6,074,383

	(Won)	6,342,818	(Won)	45,551	(Won)	210,540,050	(Won)	22,281,548	(Won)	13,908,102	(Won)	205,230	(Won)	253,323,299

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	(Won)	1,279,869	(Won)	—	(Won)	—	(Won)	1,279,869
Derivatives		1,996,621		—		239,738		2,236,359
Deposits		—		179,877,061		—		179,877,061
Debts		—		11,744,389		—		11,744,389
Debentures		—		29,107,316		—		29,107,316
Other liabilities		—		9,189,511		—		9,189,511

	(Won)	3,276,490	(Won)	229,918,277	(Won)	239,738	(Won)	233,434,505

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

7. Due from financial institutions

The details of due from financial institutions as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
		Financial Institution	Interest rate(%)	March 31, 2011		Dec. 31, 2010

Due from financial institutions in won	Due from Bank of Korea	Bank of Korea	0.00~3.12	(Won)	2,266,730	(Won)	2,825,109
	Due from banking institution	Nonghyup and others	0.00~8.05		334,004		296,732
	Due from others	The Korea Exchange and others	0.00~1.00		577,550		888,733

					3,178,284		4,010,574

Due from financial institutions in foreign currency	Due from banks in foreign currency	Bank of Korea and others	—		205,570		269,498
	Time deposit in foreign currency	Agricultural Bank of China and others	0.00~5.20		419,942		286,242
	Due from others	Eugene Investment & futures and others	—		50,682		40,574

					676,194		596,314

				(Won)	3,854,478	(Won)	4,606,888

Due from financial institutions, classified by financial institutions as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011
	In won		In foreign currency		Total
Bank of Korea	(Won)	2,266,730	(Won)	116,514	(Won)	2,383,244
Other banking institutions		334,004		545,675		879,679
Other financial institutions		577,550		14,005		591,555

	(Won)	3,178,284	(Won)	676,194	(Won)	3,854,478

(In millions of Korean won)	Dec. 31, 2010
	In won		In foreign currency		Total
Bank of Korea	(Won)	2,825,109	(Won)	147,439	(Won)	2,972,548
Other banking institutions		296,732		436,412		733,144
Other financial institutions		888,733		12,463		901,196

	(Won)	4,010,574	(Won)	596,314	(Won)	4,606,888

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Restricted due from financial institutions as of March 31, 2011 and December 31, 2010, are as follows:

(in millions of Korean won)		Financial Institution	March 31, 2011		Dec. 31, 2010		Reason for restriction
Due from financial institutions in won	Due from Bank of Korea	Bank of Korea Standard	(Won)	2,266,730	(Won)	2,825,109	Bank of Korea Act
	Due from Banking institution	Chartered First Bank and others		63,925		4,188	Pledged as collateral for the borrowings and others
	Due from others	The Korea Exchange and others		351,670		334,002	Market entry deposit

				2,682,325		3,163,299

Due from financial institutions in foreign currencies	Due from banks in foreign currency	Bank of Korea and others		120,977		151,403	Bank of Korea Act
	Due from Banks on Time in foreign currency	China Everbright Bank Hongqi Sub-branch and others		38,143		28,814	China’s New Foreign Bank Regulations
	Other dues	RBS Futures and others		14,539		16,537	Derivatives margin account

				173,659		196,754

			(Won)	2,855,984	(Won)	3,360,053

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

8. Assets pledged as collaterals

Details of assets pledged as collaterals as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
		March 31, 2011
Assets pledged	Lender	Book value		Collateralized amount		Related liability

Financial assets held for trading	Korea Securities Depository and others	(Won)	40,756	(Won)	30,302	Bonds sold under repurchase agreements
	Korea Securities Depository and others		1,101,817		1,062,869	Securities lending transactions
	Samsung Futures Inc. and others		131,733		116,728	Substitute securities of derivatives transitions[1]

			1,274,306		1,209,899

Available-for-sale financial assets	Bank of Korea		4,685		4,600	Borrowings from Bank of Korea
	Samsung Futures Inc. and others		10,053		9,867	Substitute securities of derivatives transitions[1]

			14,738		14,467

Held-to-maturity financial assets	Korea Securities Depository and others		2,923,410		2,924,000	Bonds sold under repurchase agreements
	Korea Securities Depository and others		135,098		140,000	Securities lending transactions
	Bank of Korea		1,134,462		1,150,000	Borrowings from Bank of Korea
	Bank of Korea		931,119		934,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		543,909		549,989	Substitute securities of derivatives transitions[1]
	Other		976,633		950,300	Other

			6,644,631		6,649,089

Mortgage loans[2]	Other		1,488,515		1,488,515	Covered Bond

		(Won)	9,422,190	(Won)	9,361,970

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

		Dec. 31, 2010
Assets pledged	Lender	Book value		Collateralized amount		Related liability
Financial assets held for trading	Korea Securities Depository and others	(Won)	72,693	(Won)	69,669	Bonds sold under repurchase agreements
	Korea Securities Depository and others		1,149,621		1,092,620	Securities lending transactions
	Samsung Futures Inc. and others		24,280		21,471	Substitute securities of derivatives transitions[1]

			1,246,594		1,183,760

Available-for-sale financial assets	Korea Securities Depository and others		228,609		220,000	Bonds sold under repurchase agreements
	Korea Securities Depository and others		5,425		5,000	Securities lending transactions
	Bank of Korea		19,392		20,000	Borrowings from Bank of Korea
	Bank of Korea		706		700	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		21,316		20,869	Substitute securities of derivatives transitions[1]
	Other		619,975		600,000	Other

			895,423		866,569

Held-to-maturity financial assets	Korea Securities Depository and others		2,802,875		2,814,000	Bonds sold under repurchase agreements
	Korea Securities Depository and others		134,384		140,000	Securities lending transactions
	Bank of Korea		1,080,959		1,100,000	Borrowings from Bank of Korea
	Bank of Korea		597,303		604,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		590,579		596,729	Substitute securities of derivatives transitions[1]
	Other		350,417		350,000	Other

			5,556,517		5,605,529

Mortgage loans[2]	Other		1,565,649		1,565,649	Covered bond

		(Won)	9,264,183	(Won)	9,221,507

[1]	Substitute securities of derivatives transitions: Securities in derivative transactions that can be deposited for consignment guarantee and others.
[2]	Carrying values of mortgage loans are the amounts before allowances for loans losses.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Loaned securities as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010		Lender
Government and public bonds	(Won)	487,644	(Won)	880,448	Korea Securities Finance Corp. and others
Stocks		18,955		23,645	Korea Securities Depository Corp. and others

	(Won)	506,599	(Won)	904,093

9. Derivative financial instruments and hedge accounting

Our derivative operations focus on addressing the needs of our corporate clients to hedge their risk exposure and to hedge our risk exposure that results from such client contracts. We also engage in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from our own assets and liabilities. In addition, we engage in proprietary trading of derivatives within our regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Won interest rate swaps, relating to Won interest rate risks;

•	Cross-currency swaps, forwards, and option, relating to foreign exchange risks,

•	Equity options on the KOSPI index.

Especially, the Group uses cross currency swaps and interest rate swaps to hedge the risk of changes in the fair values related to the changes of interest rate and foreign exchange rate of subordinated debts in Won, structured debts and financial debts in foreign currencies.

The changes of all derivatives except for the derivatives designated as hedging instruments are recognized as net gain or loss from financial instruments at fair value through profit or loss in the consolidated statement of comprehensive income. All changes in the fair value of a derivative designated as hedging instruments and changes in the fair value of a hedged item attributable to the hedged risk are recognized as other operating income and expenses in the consolidated statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The details of derivative financial instruments for trading as of March 31, 2011, are as follows:

(In millions of Korean won)	Notional amount [1]		Assets		Liabilities
Interest rate
Futures[2]	(Won)	1,206,055	(Won)	—	(Won)	—
Swaps		91,576,410		352,640		517,337
Options		10,489,782		47,991		45,439

		103,272,247		400,631		562,776

Currency
Forwards		31,827,790		805,778		354,220
Futures[2]		473,556		—		—
Swap		16,563,154		800,182		662,381
Options		2,781,327		26,235		21,256

		51,645,827		1,632,195		1,037,857

Stock and index
Forwards		505,970		31		28
Futures[2]		94,816		—		—
Swaps		1,994		169		—
Options		1,633,990		43,420		123,264

		2,236,770		43,620		123,292

Credit
Swap		200,000		1,022		—

		200,000		1,022		—

Commodity
Forwards		17,458		389		323

		17,458		389		323

Other		81,118		3,737		3,538

	(Won)	157,453,420	(Won)	2,081,594	(Won)	1,727,786

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The details of derivative financial instruments for trading as of December 31, 2010, are as follows:

(In millions of Korean won)	Notional amount [1]		Assets		Liabilities
Interest rate
Futures[2]	(Won)	1,067,923	(Won)	—	(Won)	—
Swaps		94,605,711		472,076		666,254
Options		10,401,894		48,480		47,202

		106,075,528		520,556		713,456

Currency
Forwards		36,849,872		874,400		308,487
Futures[2]		609,989		—		—
Swap		16,870,518		932,319		813,419
Options		1,017,904		14,139		14,332

		55,348,283		1,820,858		1,136,238

Stock and index
Forwards		—		—		—
Futures[2]		168,621		—		—
Swaps		7,638		2,114		—
Options		2,099,162		40,663		143,359

		2,275,421		42,777		143,359

Credit
Swap		200,000		1,958		—

		200,000		1,958		—

Commodity
Forwards		—		—		—

		—		—		—

Other		60,000		3,742		3,568

	(Won)	163,959,232	(Won)	2,389,891	(Won)	1,996,621

[1]

For transactions between won and foreign currencies, notional amount is presented using the basic foreign exchange rate at the end of the reporting period based on the contract amount in foreign currencies. For transactions between foreign currencies, the notional amount is presented using the basic foreign exchange rate at the end of the reporting period based on foreign currencies purchased.

[2]	A gain or loss of futures transactions is settled daily in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Fair value hedge

Fair value of derivatives designated as hedging instruments as of March 31, 2011, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	(Won)	4,230,597	(Won)	188,821	(Won)	14,338

		4,230,597		188,821		14,338

Currency
Swap		1,107,200		—		174,339

		1,107,200		—		174,339

Other		190,000		—		28,433

	(Won)	5,527,797	(Won)	188,821	(Won)	217,110

Fair value of derivatives designated as hedging instruments as of December 31, 2010, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	(Won)	4,440,700	(Won)	205,230	(Won)	21,205

		4,440,700		205,230		21,205

Currency
Swap		1,138,900		—		193,376

		1,138,900		—		193,376

Other		190,000		—		25,157

	(Won)	5,769,600	(Won)	205,230	(Won)	239,738

Gains and losses from fair value hedging instruments and hedged items attributable to the hedge risk for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010

Total gains (losses) on hedging instruments	(Won)	(14,712)	(Won)	71,632
Total losses (gains) on the hedged item attributable to the hedged risk		30,384		(70,830)

	(Won)	15,672	(Won)	802

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

10. Loans

Loans as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010

Loans	(Won)	204,739,890	(Won)	201,065,468
Deferred loan origination fees and costs		331,832		311,712
Less: Allowances for loan losses		(3,846,424)		(3,756,176)

Book value	(Won)	201,225,298	(Won)	197,621,004

Loans to bank customers as of 31, 2011, and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010

Loans	(Won)	3,381,430	(Won)	2,819,202
Less: Allowances for loan losses		(939)		(1,158)

Book value	(Won)	3,380,491	(Won)	2,818,044

Loans to customers, other than banks, by loan and customer type as of March 31, 2011 and December 31, 2010, are as follows:

	March 31, 2011
(In millions of Korean won)	Corporations		Small and medium business corporations		Consumer		Other		Total

Loans in won	(Won)	13,120,217	(Won)	63,380,929	(Won)	99,628,795	(Won)	78,875	(Won)	176,208,816
Loans in foreign currency		1,375,726		2,718,830		65,764		—		4,160,320
Domestic import usance bills		2,014,206		1,262,760		—		—		3,276,966
Off-shore funding loans		655,780		192,451		—		—		848,231
Call loan		130,000		361,246		—		87,903		579,149
Bills bought in won		1,224		17,560		—		—		18,784
Bills bought in foreign currencies		1,611,665		582,395		—		—		2,194,060
Payment on guarantees		76,386		98,027		—		—		174,413
Credit card receivables in won		—		—		2		12,161,697		12,161,699
Credit card receivables in foreign currency		—		—		—		1,213		1,213
Bonds purchased under repurchase agreements		—		120,000		—		146,154		266,154
Privately placed bonds		1,614,088		185,516		—		883		1,800,487

		20,599,292		68,919,714		99,694,561		12,476,725		201,690,292

Rate (%)		10.21		34.17		49.43		6.19		100.00
Allowances		(881,415)		(2,025,937)		(543,999)		(394,134)		(3,845,485)

	(Won)	19,717,877	(Won)	66,893,777	(Won)	99,150,562	(Won)	12,082,591	(Won)	197,844,807

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

March 31, 2011 and 2010

	Dec. 31, 2010
(In millions of Korean won)	Corporations		Small and medium business corporations		Consumer		Other		Total

Loans in won	(Won)	12,796,934	(Won)	61,354,583	(Won)	98,996,738	(Won)	96,980	(Won)	173,245,235
Loans in foreign currency		1,325,731		2,989,096		65,681		—		4,380,508
Domestic import usance bills		1,348,543		1,262,665		—		—		2,611,208
Off-shore funding loans		716,037		246,268		—		—		962,305
Call loan		—		131,790		—		11,423		143,213
Bills bought in won		3,239		18,492		—		—		21,731
Bills bought in foreign currencies		1,623,278		603,682		—		—		2,226,960
Payment on guarantees		127,418		63,632		—		—		191,050
Credit card receivables in won		—		—		—		12,409,606		12,409,606
Credit card receivables in foreign currency		—		—		—		924		924
Bonds purchased under repurchase agreements		—		230,000		—		—		230,000
Privately placed bonds		1,954,078		180,290		—		870		2,135,238

		19,895,258		67,080,498		99,062,419		12,519,803		198,557,978

Rate (%)		10.02		33.78		49.89		6.31		100.00
Allowances		(793,396)		(2,073,992)		(520,842)		(366,788)		(3,755,018)

	(Won)	19,101,862	(Won)	65,006,506	(Won)	98,541,577	(Won)	12,153,015	(Won)	194,802,960

The changes in deferred loan origination fees and costs for the three-month periods ended March 31, 2011 and 2010, are as follows:

	March 31, 2011
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending
Deferred loan origination costs
Loans in won	(Won)	365,774	(Won)	54,271	(Won)	36,290	(Won)	—	(Won)	383,755

		365,774		54,271		36,290		—		383,755

Deferred loan origination fee
Loans in won		46,245		4,411		4,626		—		46,030
Credit card		2,438		—		1,221		—		1,217
Other origination fee		5,379		306		1,000		(9)		4,676

		54,062		4,717		6,847		(9)		51,923

	(Won)	311,712	(Won)	49,554	(Won)	29,443	(Won)	9	(Won)	331,832

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

	March 31, 2010
(In millions of Korean won)	Beginning		Increase		Decrease		Ending

Deferred loan origination costs
Loans in won	(Won)	326,475	(Won)	21,537	(Won)	24,132	(Won)	323,880

		326,475		21,537		24,132		323,880

Deferred loan origination fee
Loans in won		55,334		2,361		5,137		52,558
Credit card		17,249		908		7,511		10,646
Other origination fee		7,544		376		897		7,023

		80,127		3,645		13,545		70,227

	(Won)	246,348	(Won)	17,892	(Won)	10,587	(Won)	253,653

11. Allowances for Loan Losses

The changes in allowances for loan losses loan for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)
	March 31, 2011
	Consumer		Corporation		Credit card		Total

Beginning	(Won)	520,843	(Won)	2,907,747	(Won)	327,586	(Won)	3,756,176
Loans written-off		(49,878)		(211,456)		(75,345)		(336,679)
Collection of written-off		29,527		34,529		52,907		116,963
Sale or repurchase		(11,482)		(100,012)		(91)		(111,585)
Other changes		7,926		15,320		1,244		24,490
Foreign exchange translation		(7)		(4,480)		—		(4,487)
Exemption of discounts effect		(8,060)		(22,075)		(1,212)		(31,347)
Contribution (Reversal)[1]		55,130		321,484		56,279		432,893

Ending	(Won)	543,999	(Won)	2,941,057	(Won)	361,368	(Won)	3,846,424

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

(In millions of Korean won)	March 31, 2010
	Consumer		Corporation		Credit card		Total

Beginning	(Won)	415,340	(Won)	2,516,460	(Won)	336,955	(Won)	3,268,755
Loans written-off		(35,851)		(204,540)		(83,222)		(323,613)
Collection of written-off		31,228		30,624		61,143		122,995
Sale or repurchase		(189)		(5,060)		(346)		(5,595)
Other changes		1,635		15,478		547		17,660
Foreign exchange translation		(20)		(3,951)		(2,264)		(6,235)
Exemption of discounts effect		(4,429)		(16,414)		(1,095)		(21,938)
Contribution (Reversal)[1]		63,696		382,388		41,910		487,994

Ending	(Won)	471,410	(Won)	2,714,985	(Won)	353,628	(Won)	3,540,023

[1]

Besides above contribution to (reversal of) allowances for loan losses, contribution to (reversal of) provisions for credit losses consists of contribution to (reversal of) provisions for unused commitments and guarantees (Note 21) and contribution to (reversal of) provisions for losses on other assets (Note 17) are included.

The Group holds written-off loans, over which the Group still has claims against the borrowers and guarantors, amounting to (Won) 13,165,364 million, and (Won) 13,105,365 million, as of March 31, 2011 and December 31, 2010.

The ratio of Allowances for loan losses as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010

Loans	(Won)	205,071,722	(Won)	201,377,180
Allowances for loan losses		3,846,424		3,756,176
Percentage (% )		1.88		1.87

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

12. Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of March 31, 2011 and December 31, 2010 are as follows:

(In millions of Korean won)
	March 31, 2011		Dec. 31, 2010

Financial assets held for trading
Debt securities:
Government and public bonds	(Won)	1,292,164	(Won)	742,484
Financial bonds		1,886,417		2,106,979
Corporate bonds		546,038		459,481
Asset-backed securities		159,927		171,712
Others		67,208		56,044
Equity securities:
Stocks		77,207		57,933
Beneficiary certificates		274,375		358,294

		4,303,336		3,952,927

Financial assets designated at fair value through profit or loss
Debt securities:
Financial bond		43,158		139
Equity securities:
Beneficiary certificates		86,199		45,412

		129,357		45,551

Total financial assets through profit or loss	(Won)	4,432,693	(Won)	3,998,478

Available-for-sale financial assets
Debt securities:
Government and public bonds	(Won)	6,080,865	(Won)	6,741,084
Financial bonds		7,007,763		5,758,716
Corporate bonds		4,657,739		4,586,077
Asset-backed securities		1,689,348		1,830,881
Others		203,114		208,966
Equity securities:
Stocks		2,531,322		1,910,970
Equity investments		89,446		85,131
Beneficiary certificates		1,153,548		1,159,723

		23,413,145		22,281,548

Held- to- maturity financial assets
Debts securities:
Government and public bonds		5,834,920		6,339,677
Financial bonds		1,200,656		1,215,746
Corporate bonds		6,023,274		5,960,379
Asset-backed securities		373,826		392,300

		13,432,676		13,908,102

Total financial investments	(Won)	36,845,821	(Won)	36,189,650

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The impairment losses and the reversal of impairment loss in investment securities for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011				March 31, 2010
	Impairment		Reversal		Impairment		Reversal

Available-for-sale financial assets	(Won)	7,736	(Won)	—	(Won)	5,695	(Won)	—
Held-to-maturity financial assets		129		—		400		—

	(Won)	7,865	(Won)	—	(Won)	6,095	(Won)	—

13. Investments in accounted for using the equity method.

Investments in associates as of March 31, 2011 and December 31, 2010, are as follows:

Investments in associates:

	March 31, 2011
(in millions of Korean won, except for percentage)	Ownership (%)	Book value		Industry	Location

Balhae Infrastructure Fund[1]	12.61	(Won)	119,306	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		3,148	Credit Information	Korea
United Asset Management Corporation., Ltd.[1]	17.50		91,129	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2]	29.56		383,763	Banking	Kazakhstan
Preference share[2]	93.15			Banking	Kazakhstan
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		10,132	Investment finance	Korea
KB Global Star Game & Apps SPAC	0.23		58	SPAC	Korea
Powerrex Corporation Co., Ltd.[3]	18.75		494	Manufacturing of machine	Korea
Semiland Co., Ltd.	21.32		2,115	Manufacturing of chemical products	Korea
Seho Robo Ind. Co., Ltd.	22.73		1,144	Manufacturing of machine	Korea
Serit Platform Co., Ltd.	21.72		1,528	Communications	Korea
Sehwa Electronics Co., Ltd.	20.95		3,439	Manufacturing of electronic components	Korea
Testian Co., Ltd.[3]	20.40		680	Manufacturing of semiconductor equipment	Korea
Solice Co., Ltd.	20.30		—	Manufacturing of semiconductor equipment	Korea
KT Wibro infrastructure	40.34		101,738	Communications	Korea
Joam Housing Development Co., Ltd.[4]	15.00		—	Housing	Korea

		(Won)	718,674

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

	Dec. 31, 2010
(in millions of Korean won, except for percentage)	Ownership (%)	Book value		Industry	Location

Balhae Infrastructure Fund[1]	12.61	(Won)	120,274	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		3,194	Credit Information	Korea
United Asset Management Corporation., Ltd.[1]	17.50		85,622	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2]	29.56		390,157	Banking	Kazakhstan
Preference share[2]	93.15			Banking	Kazakhstan
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		10,438	Investment finance	Korea
KB Global Star Game & Apps SPAC	3.23		1,034	SPAC	Korea
Powerrex Corporation Co., Ltd.[3]	18.75		1,951	Manufacturing of machine	Korea
Semiland Co., Ltd.	21.32		2,095	Manufacturing of chemical products	Korea
Seho Robo Ind. Co., Ltd.	22.73		820	Manufacturing of machine	Korea
Serit Platform Co., Ltd.	21.72		1,438	Communications	Korea
Sehwa Electronics Co., Ltd.	20.95		3,385	Manufacturing of electronic components	Korea
Testian Co., Ltd.[3]	20.40		857	Manufacturing of semiconductor equipment	Korea
Solice Co., Ltd.	20.30		2,007	Manufacturing of semiconductor equipment	Korea
KT Wibro infrastructure	40.34		100,139	Communications	Korea
Joam Housing Development Co., Ltd.[4]	15.00		—	Housing	Korea

		(Won)	723,411

[1]

As of March 31, 2011, and December 31, 2010, the Group holds the rights to appoint a member of Director Nominating Committee and to appoint a director of Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd. and UAMCO., Ltd. and therefore has significant influence in electing a member of management who can participate in the decision-making process relating to the financial and business policies.

[2]

Fair value of shares of JSC Bank CenterCredit, reflecting of the published market price, as of March 31, 2011, and December 31, 2010, of (Won) 218,621 million and (Won) 217,164 million, respectively. The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are same in economic substance for the voting rights, and therefore the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.

[3]

The Group’s ownership in Powerrex Corporation Co., Ltd. and Testian Co., Ltd. are 33.54%, 27.39% and 33.54%, 27.97%, respectively, when taking the potential voting rights of redeemable preference shares and convertible bond held by the Group into consideration as of March 31, 2011, and December 31, 2010.

[4]	Although the Group holds less than 20%, it is accounted for using the equity method as the Group has voting right in the Board of Director,

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Significant financial information of associates:

	March 31, 2011
(In millions of Korean won)	Total assets		Total liabilities		Paid-in capital		Equity		Revenues		Net income

Balhae Infrastructure Fund	(Won)	948,558	(Won)	2,069	(Won)	910,302	(Won)	946,489	(Won)	16,809	(Won)	14,787
Korea Credit Bureau Co., Ltd.		42,029		7,066		10,000		34,963		6,876		(513)
United Asset Management Corporation., Ltd.		1,890,233		1,328,428		2,430		561,805		129,930		31,467
JSC Bank CenterCredit		9,028,811		8,388,186		546,794		640,625		71,609		1,595
KoFC KBIC Frontier Champ 2010-5(PEF)		20,879		247		21,000		20,632		3		(305)
KB Global Star Game & Apps SPAC		21,486		1,214		862		20,272		—		(42)
Powerrex Corporation Co., Ltd.		15,092		14,234		800		858		3,702		(1,946)
Semiland Co., Ltd.		9,645		5,038		985		4,607		2,137		18
Seho Robo Ind. Co., Ltd.		9,987		4,953		966		5,034		8,319		1,413
Serit Platform Co., Ltd.		7,455		4,858		1,000		2,597		4,228		411
Sehwa Electronics Co., Ltd.		26,788		10,976		1,050		15,812		6,619		212
Testian Co., Ltd.		2,354		1,724		1,005		630		115		(262)
Solice Co., Ltd.		9,964		12,760		2,291		(2,796)		(7,042)		(8,204)
KT Wibro infrastructure		338,491		88,830		24,792		249,661		374		1,739
Joam Housing Development Co., Ltd.		75,394		78,662		50		(3,268)		2,513		(324)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

	Dec. 31, 2010
(In millions of Korean won)	Total assets		Total liabilities		Paid-in capital		Equity		Revenues[1]		Net Income[1]

Balhae Infrastructure Fund	(Won)	956,234	(Won)	2,061	(Won)	903,305	(Won)	954,173	(Won)	16,243	(Won)	14,311
Korea Credit Bureau Co., Ltd.		44,983		9,507		10,000		35,476		3,619		(3,346)
United Asset Management Corporation., Ltd.		1,782,180		1,292,911		2,430		489,269		746		(247)
JSC Bank CenterCredit		9,451,778		8,811,764		546,794		640,014		85,490		16,301
KoFC KBIC Frontier Champ 2010-5(PEF)		20,991		53		21,000		20,938		—		—
KB Global Star Game & Apps SPAC		21,124		1,206		862		19,918		—		—
Powerrex Corporation Co., Ltd.		16,020		13,218		800		2,802		—		—
Semiland Co., Ltd.		9,660		5,072		985		4,588		—		—
Seho Robo Ind. Co., Ltd.		8,696		5,087		966		3,609		—		—
Serit Platform Co., Ltd.		6,646		4,460		1,000		2,186		—		—
Sehwa Electronics Co., Ltd.		31,511		15,955		1,050		15,556		—		—
Testian Co., Ltd.		2,442		1,549		1,005		893		—		—
Solice Co., Ltd.		15,231		9,823		2,291		5,408		—		—
KT Wibro infrastructure		255,680		7,619		24,792		248,061		—		—
Joam Housing Development Co., Ltd.		68,292		71,707		50		(3,415)		—		—

[1]	Revenues and Net income are for the three month period ended March 31, 2010

Investments in joint ventures as of March 31, 2011 and December 31, 2010 are as follows :

Information of joint ventures:

	March 31, 2011
(in millions of Korean won, except for percentage)	Ownership (%)	Book value	Fair value	Industry	Location

Burrill-KB Life Science Fund	35.53	—	—	New growth power biotech corporation investment	Korea

	Dec. 31, 2010
(in millions of Korean won, except for percentage)	Ownership (%)	Book value	Fair value	Industry	Location

Burrill-KB Life Science Fund	35.53	—	—	New growth power biotech corporation investment	Korea

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Financial information of joint ventures:

	March 31, 2011
(In millions of Korean won)	Total assets		Total liabilities		Paid-in capital		Equity		Revenues		Net loss
Burrill-KB Life Science Fund	(Won)	—	(Won)	2,081	(Won)	1,048	(Won)	(2,081)	(Won)	—	(Won)	(468)

	Dec. 31, 2010
(In millions of Korean won)	Total assets		Total liabilities		Paid-in capital		Equity		Revenues[1]		Net loss[1]
Burrill-KB Life Science Fund	(Won)	—	(Won)	1,612	(Won)	1,048	(Won)	(1,612)	(Won)	—	(Won)	(644)

[1]	Revenues and Net loss are for the three-month period ended March 31, 2010

Share of the profit or loss of associates and joint ventures for the three-month periods ended March 31, 2011 and 2010, are as follows:

	March 31, 2011
(In millions of Korean won)	Share of profit (loss) for equity method investments		Gain (loss) on disposal of investment in associates		Impairment loss

Associates
Balhae Infrastructure Fund	(Won)	1,864	(Won)	—	(Won)	—
Korea Credit Bureau Co., Ltd.		(46)		—		—
United Asset Management Corporation., Ltd.		5,507		—		—
JSC Bank CenterCredit		(1,646)		—		—
KoFC KBIC Frontier Champ 2010- 5(PEF)		(304)		—		—
KB Global Star Game & Apps SPAC		1		242		—
Powerrex Corporation Co., Ltd.		(1,458)		—		—
Semiland Co., Ltd.		31		—		—
Seho Robo Ind. Co., Ltd.		324		—		—
Serit Platform Co., Ltd.		89		—		—
Sehwa Electronics Co., Ltd.		44		—		—
Testian Co., Ltd.		(177)		—		—
Solice Co., Ltd.		(2,007)		—		—
KT Wibro Infrastructure		1,600		—		—

		3,822		242		—

Joint ventures
Burrill-KB Life Science Fund		—		—		—

		—		—		—

	(Won)	3,822	(Won)	242	(Won)	—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

	March 31, 2010
(In millions of Korean won)	Share of profit (loss) for equity method investments		Gain (loss) on disposal of investment in associates		Impairment loss

Associate

Balhae Infrastructure Fund	(Won)	1,804	(Won)	—	(Won)	—
Korea Credit Bureau Co., Ltd.		(301)		—		—
United Asset Management Corporation., Ltd.		(43)		—		—
JSC Bank CenterCredit		18,366		—		—

		19,826		—		—

Joint ventures						—
Burrill-KB Life Science Fund		(372)		—		—

		(372)		—		—

	(Won)	19,454	(Won)	—	(Won)	—

14. Property and Equipment, and Investment Property

The details of property and equipment as of March 31, 2011 and December 31, 2010, are as follows:

	March 31, 2011
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	(Won)	2,022,039	(Won)	—	(Won)	(583)	(Won)	2,021,456
Buildings		1,170,980		(280,961)		(2,668)		887,351
Leasehold improvements		444,893		(386,424)		—		58,469
Equipment and vehicles		1,666,198		(1,478,771)		—		187,427
Construction in-progress		1,167		—		—		1,167
Financial lease assets		43,756		(25,254)		—		18,502

	(Won)	5,349,033	(Won)	(2,171,410)	(Won)	(3,251)	(Won)	3,174,372

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

	Dec. 31, 2010
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	(Won)	2,023,447	(Won)	—	(Won)	(583)	(Won)	2,022,864
Buildings		1,168,155		(274,267)		(2,668)		891,220
Leasehold improvements		429,790		(379,156)		—		50,634
Equipment and vehicles		1,640,867		(1,466,049)		—		174,818
Construction in-progress		119		—		—		119
Financial lease assets		33,045		(22,440)		—		10,605

	(Won)	5,295,423	(Won)	(2,141,912)	(Won)	(3,251)	(Won)	3,150,260

The changes in property and equipment for the three-month period ended March 31, 2011, are as follows:

(In millions of Korean won)	Beginning		Acquisition		Transfers		Disposal		Depreciation		others		Ending

Land	(Won)	2,022,863	(Won)	—	(Won)	(716)	(Won)	—	(Won)	—	(Won)	(691)	(Won)	2,021,456
Buildings		891,221		2		3,413		—		(6,871)		(414)		887,351
Leasehold improvements		50,634		3,214		9,257		(68)		(7,864)		3,296		58,469
Equipment and vehicles		174,818		39,669		—		(101)		(26,911)		(48)		187,427
Construction in-progress		119		14,416		(13,368)		—		—		—		1,167
Financial lease assets		10,605		10,710		—		—		(2,813)		—		18,502

	(Won)	3,150,260	(Won)	68,011	(Won)	(1,414)	(Won)	(169)	(Won)	(44,459)	(Won)	2,143	(Won)	3,174,372

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The changes in property and equipment for the three-month period ended March 31, 2010, are as follows:

(In millions of Korean won)	Beginning		Acquisition		Transfers		Disposal		Depreciation		Others		Ending

Land	(Won)	2,009,714	(Won)	—	(Won)	(2,635)	(Won)	(201)	(Won)	—	(Won)	2,056	(Won)	2,008,934
Buildings		889,583		11		128		(331)		(6,654)		1,196		883,933
Leasehold improvements		61,718		295		2,104		(31)		(8,724)		75		55,437
Equipment and vehicles		274,077		4,241		—		(56)		(37,700)		(17)		240,545
Construction in-progress		350		3,400		(3,023)		—		—		—		727
Financial lease assets		22,469		—		—		—		(2,966)		—		19,503

	(Won)	3,257,911	(Won)	7,947	(Won)	(3,426)	(Won)	(619)	(Won)	(56,044)	(Won)	3,310	(Won)	3,209,079

The details of investment property as of March 31, 2011 and December 31, 2010, are as follow:

	March 31, 2011
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Book value

Land	(Won)	36,966	(Won)	—	(Won)	36,966
Buildings		17,954		(4,494)		13,460

	(Won)	54,920	(Won)	(4,494)	(Won)	50,426

	Dec. 31, 2010
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Book value

Land	(Won)	38,633	(Won)	—	(Won)	38,633
Buildings		18,941		(4,653)		14,288

	(Won)	57,574	(Won)	(4,653)	(Won)	52,921

As of March 31, 2011 and December 31, 2010, fair value of the investment property amounts to (Won) 50,412 million and (Won) 53,888 million. The investment property was valued by qualified independent appraisers with experience in valuing similar properties in the same location.

Rental income from the above investment property for the three-month periods ended March 31, 2011 and 2010, amounts to (Won) 919 million and (Won) 1,104 million respectively. No operating expense (including repair and maintenance expense) incurred from either rental earning or non-rental earning investment property.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The changes in investment property for the three-month period ended March 31, 2011, are as follows:

(In millions of Korean won)	Beginning		Transfers		Depreciation		Ending

Land	(Won)	38,633	(Won)	(1,667)	(Won)	—	(Won)	36,966
Buildings		14,288		(722)		(106)		13,460

	(Won)	52,921	(Won)	(2,389)	(Won)	(106)	(Won)	50,426

The changes in investment property for the three-month period ended March 31, 2010, are as follows:

(In millions of Korean won)	Beginning		Transfers		Depreciation		Ending

Land	(Won)	50,037	(Won)	1,633	(Won)	—	(Won)	51,670
Buildings		17,940		690		(149)		18,481

	(Won)	67,977	(Won)	2,323	(Won)	(149)	(Won)	70,151

Property and equipment insured as of March 31, 2011 and December 31, 2010, are as follows:

(in millions of Korean won)
		Insurance coverage				Insurance company
Type	Asset insured	March 31, 2011		Dec. 31, 2010
General property insurance	Buildings [1]	(Won)	920,076	(Won)	986,576	Samsung Fire & Marine
	Leasehold improvements		154,259		144,267	Insurance Co., Ltd. and others
	Equipment and vehicles and others		156,895		168,920

		(Won)	1,231,230	(Won)	1,299,763

[1]	The descriptions to ensure insurance of buildings include the descriptions of insurance for office buildings, real estate investment and asset held for sale.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

15. Intangible Assets

Details of intangible assets as of March 31, 2011 and December 31, 2010, are as follows:

	March 31, 2011
(In millions of Korean won)	Acquisition cost		Amortization		Total
Goodwill	(Won)	143,209	(Won)	—	(Won)	143,209
Other intangible assets		597,660		(332,940)		264,720

	(Won)	740,869	(Won)	(332,940)	(Won)	407,929

	Dec. 31, 2010
(In millions of Korean won)	Acquisition cost		Amortization		Total
Goodwill	(Won)	143,209	(Won)	—	(Won)	143,209
Other intangible assets		583,975		(309,188)		274,787

	(Won)	727,184	(Won)	(309,188)	(Won)	417,996

The details of goodwill as of March 31, 2011 and December 31, 2010, are as follows:

	March 31, 2011				Dec. 31, 2010
(In millions of Korean won)	Acquisition cost		Total		Acquisition cost		Total
Housing & Commercial Bank	(Won)	65,288	(Won)	65,288	(Won)	65,288	(Won)	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		70,265		70,265		70,265
Powernet Co., Ltd.		6,454		6,454		6,454		6,454

	(Won)	143,209	(Won)	143,209	(Won)	143,209	(Won)	143,209

The goodwill related to Housing & Commercial Bank (“H&CB”), KB Cambodia Bank and KB Investment Securities arose prior to the K-IFRS transition date, and the goodwill amount as of the K-IFRS transition date was recognized in accordance with previous Korean GAAP. Meanwhile, there are no changes in the carrying amounts of the goodwill for the three-month periods ended March 31, 2011 and 2010.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The details of goodwill and related information allocated to each cash-generating units for impairment testing as of December 31, 2010, are as follows:

(In millions of Korean won)	Retail Banking		Corporate Banking		KB Cambodia Bank		KB Investment Securities		Powernet Co., Ltd.		Total

Goodwill’s carrying amounts	(Won)	49,315	(Won)	15,973	(Won)	1,202	(Won)	70,265	(Won)	6,454	(Won)	143,209
Recoverable amount exceeded carrying amount		294,656		226,361		948		86,956		5,637		614,558

Discount rate (%)		13.4		13.4		16.1		14.3		13.6		—

Growth rate (%)		2.5		2.5		5.3		2.5		2.5		—

Goodwill is allocated to cash-generating units according to the supervision method used by management for impairment testing goodwill of, and cash-generating units consists of an operating segment and one sub-unit. (Won) 49,315 million and (Won) 15,973 million of Goodwill amounting to (Won) 65,288 million which resulted from the acquisition of Housing & Commercial Bank was allocated to the retail banking and corporate banking, respectively. Impairment testing to ensure that its assets of cash-generating units are carried at no more than their recoverable amount is performed annually and when there is any indication that an asset may be impaired.

The recoverable amount of an asset of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale of cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of cash-generating unit, the Group measures the fair value less costs to sell by adjusting the amount obtained from the sale of similar cash-generating units, reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the financial budget approved by managements and cover a maximum period of five years. The future cash flows after a maximum period of five years are estimated on the assumption that the future cash flows will increase by 2.5% or 5.3% every year. The key assumptions used for the estimation of the future cash flows are the market size and Group’s market share. An appropriate discount rate for future cash flows is on a pre-tax basis based on Capital Asset Pricing Model (the “CAPM”) and includes the assumptions of risk-free interest rate, market risk premium, systematic risk of cash-generating units etc.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The details of intangible assets excluding goodwill as of March 31, 2011 and December 31, 2010, are as follows:

	March 31, 2011
(In millions of Korean won)	Acquisition cost		Accumulated amortization		Carrying value
Industrial property	(Won)	961	(Won)	(878)	(Won)	83
Software		502,301		(260,607)		241,694
Other intangible assets		75,338		(64,385)		10,953
Finance leases		19,060		(7,070)		11,990

	(Won)	597,660	(Won)	(332,940)	(Won)	264,720

	Dec. 31, 2010
(In millions of Korean won)	Acquisition cost		Accumulated amortization		Carrying value
Industrial property	(Won)	955	(Won)	(870)	(Won)	85
Software		495,715		(238,178)		257,537
Other intangible assets		73,649		(64,261)		9,388
Finance leases		13,656		(5,879)		7,777

	(Won)	583,975	(Won)	(309,188)	(Won)	274,787

The changes in intangible assets excluding goodwill for the three month periods ended March 31, 2011 and 2010, are as follows:

	March 31, 2011
(In millions of Korean won)	Beginning		Acquisition		Replacement		Amortization		Others		Ending
Industrial property	(Won)	85	(Won)	6	(Won)	—	(Won)	(8)	(Won)	—	(Won)	83
Software		257,537		10,389		435		(26,667)		—		241,694
Other intangible assets		9,388		2,971		(435)		(959)		(12)		10,953
Finance leases		7,777		5,404		—		(1,191)		—		11,990

	(Won)	274,787	(Won)	18,770	(Won)	—	(Won)	(28,825)	(Won)	(12)	(Won)	264,720

	March 31, 2011
(In millions of Korean won)	Beginning		Acquisition		Amortization		Others		Ending
Industrial property	(Won)	114	(Won)	2	(Won)	(10)	(Won)	—	(Won)	106
Software		160,880		20,474		(16,968)		—		164,386
Other intangible assets		10,352		729		(2,366)		(14)		8,701
Finance leases		11,191		—		(853)		—		10,338

	(Won)	182,537	(Won)	21,205	(Won)	(20,197)	(Won)	(14)	(Won)	183,531

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

16. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of March 31, 2011 and December 31, 2010, are as follows:

	March 31, 2011
(In millions of Korean won)	Assets		Liabilities		Net amount

Allowances for losses on other assets	(Won)	122,265	(Won)	—	(Won)	122,265
Allowances for loan losses		19,447		(776)		18,671
Impairment loss on property and equipments		1,587		—		1,587
Interest on equity-linked deposits		2,241		—		2,241
Share-based payments		3,048		—		3,048
Provision for guarantees		92,095		—		92,095
Valuation gain (loss) from derivatives		586		(106,372)		(105,786)
Present value discount		71		—		71
Gain (loss) from fair value hedging instrument		6,015		—		6,015
Accrued interest		—		(72,188)		(72,188)
Deferred loan origination fees and costs		97		(74,256)		(74,159)
Advanced depreciation provisions		—		(90,029)		(90,029)
Gain (loss) from revaluation		—		(251,374)		(251,374)
SPE dividend		564		—		564
Investments in subsidiaries and others		50,855		(28,079)		22,776
Others		274,360		(248,913)		25,447

		573,231		(871,987)		(298,756)

Off-setting of deferred income tax assets and liabilities		(553,554)		553,554		—

	(Won)	19,677	(Won)	(318,433)	(Won)	(298,756)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

	Dec. 31, 2010
(In millions of Korean won)	Assets		Liabilities		Net amount

Allowances for losses on other assets	(Won)	130,120	(Won)	(32)	(Won)	130,088
Allowances for loan losses		4,516		(13,915)		(9,399)
Impairment loss on property and equipments		1,537		—		1,537
Interest on equity-linked deposits		2,514		—		2,514
Share-based payments		3,176		—		3,176
Provision for guarantees		99,484		—		99,484
Valuation gain (loss) from derivatives		989		(123,303)		(122,314)
Present value discount		—		(16,147)		(16,147)
Gain (loss) from fair value hedging instrument		28,517		—		28,517
Accrued interest		—		(92,135)		(92,135)
Deferred loan origination fees and costs		41		(69,773)		(69,732)
Advanced depreciation provisions		—		(111,542)		(111,542)
Gain (loss) from revaluation		—		(251,418)		(251,418)
SPE dividend		564		—		564
Investments in subsidiaries and others		45,576		(26,884)		18,692
Others		324,526		(215,941)		108,585

		641,560		(921,090)		(279,530)

Off-setting of deferred income tax assets and liabilities		(637,515)		637,515		—

	(Won)	4,045	(Won)	(283,575)	(Won)	(279,530)

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for taxable temporary difference associated with investment in subsidiaries and others of (Won) 26,783 million as of March 31, 2011, due to following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not reverse in the foreseeable future.

As a recognition exception item under K-IFRS, no deferred income tax liabilities have been recognized for taxable temporary difference arising from the initial recognition of goodwill of (Won) 65,288 million as of March 31, 2011.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for deductible temporary difference associated with investment in subsidiaries and associates and others of (Won) 3,259,478 million as of March 31, 2011, because it is not probable that the temporary difference will reverse in the foreseeable future.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

No deferred income tax assets have been recognized for deductible temporary difference associated with share-based payments of (Won) 13,904 million, other allowances of (Won) 696 million, and loss on SPE repurchase of (Won) 80,204 million and others of (Won) 91,545 million as of March 31, 2011, because it is uncertain that it will be realized in the foreseeable future.

Changes in cumulative temporary differences for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011
	Beginning[1]		Decrease		Increase		Ending

Deductible temporary differences
Gain (loss) from fair value hedged item	(Won)	18,075	(Won)	18,075	(Won)	27,291	(Won)	27,291
Other allowances		617,874		737,618		666,062		546,318
Allowances for loan losses		24,634		23,811		85,981		86,804
Impairment loss on property and equipment		6,904		6,904		7,011		7,011
Deferred loan origination fees and costs		171		—		231		402
Interest on equity-linked deposits		10,388		4,861		3,765		9,292
Share-based payments		30,271		30,271		27,757		27,757
Provisions for guarantees		414,048		421,169		390,646		383,525
Valuation gain and loss on derivatives		4,468		3,947		1,931		2,452
Present value discount		—		—		320		320
Dividend from SPE		2,563		—		—		2,563
Allowances for repurchase of SPE		80,204		—		—		80,204
Investments in subsidiaries and others		3,467,376		6,007		29,235		3,490,604
Others		1,252,837		1,025,072		741,729		969,494

		5,929,813		2,277,735		1,981,959		5,634,037

Exclusion from deferred income tax assets:
Share-based payments		15,834						13,904
Other allowances		1,477						696
Allowances for repurchase of SPE		80,204						80,204
Investments in subsidiaries and others		3,255,728						3,259,478
Others		92,428						91,545

		2,484,142						2,188,210

Tax rate (%)[2]		24.2% or 22.0%						24.2% or 22.0%

Deferred income tax assets from deductible temporary differences	(Won)	600,180					(Won)	573,231

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

	March 31, 2011
(In millions of Korean won)	Beginning[1]		Decrease		Increase		Ending

Taxable temporary differences
Accrued interest	(Won)	(405,393)	(Won)	(276,444)	(Won)	(192,171)	(Won)	(321,120)
Allowances for loans losses		(57,495)		(56,473)		(2,506)		(3,528)
Deferred loan origination fees and costs		(312,168)		(311,854)		(332,905)		(333,219)
Advanced depreciation provisions		(460,918)		(88,898)		—		(372,020)
Valuation gains or loss on derivatives		(507,884)		(507,884)		(442,413)		(442,413)
Present value discount		(52,423)		(52,423)		—		—
Goodwill from merger		(65,288)		—		—		(65,288)
Gain on revaluation		(1,142,809)		(218)		—		(1,142,591)
Investments in subsidiaries and others		(4,244,905)		(1,885)		(824,150)		(5,067,170)
Others		(794,313)		(175,702)		(280,968)		(899,579)

		(8,043,596)		(1,471,781)		(2,075,113)		(8,646,928)

Unrecognized deferred income tax liability:
Goodwill from merger		(65,288)						(65,288)
Investments in subsidiaries and others		(15,196)						(26,783)

		(7,963,112)						(8,554,857)

Tax rate (%)[2]		24.2% or 22.0%						24.2% or 22.0%

Deferred income tax assets from taxable temporary differences	(Won)	(904,662)					(Won)	(871,987)

[1]	Beginning balance of temporary differences and deferred income tax assets and liabilities reflects the change due to final tax return of prior year end of the Group and others.
[2]

24.2% has been applied for the assets or liabilities expected to be realized settled in the year periods ended December 31, 2011. 22.0% has been applied for the assets or liabilities expected to be realized or settled after the year periods ended December 31, 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

(In millions of Korean won)	March 31, 2010
	Beginning [1]		Decrease		Increase		Ending

Deductible temporary differences
Other allowances	(Won)	858,119	(Won)	855,896	(Won)	841,105	(Won)	843,328
Accrued interest		746		746		—		—
Allowances for loan losses		570		899		678		349
Impairment loss on property and equipment		10,620		10,620		10,658		10,658
Deferred loan origination fees and costs		217		217		217		217
Interest on equity-linked deposits		8,306		719		4,141		11,728
Share-based payments		46,572		30,275		16,642		32,939
Provision for guarantees		91,988		91,988		123,491		123,491
Valuation gain and loss on derivatives		4,380		4,312		2,040		2,108
Dividend from SPE		185,602		—		—		185,602
Allowances for repurchase of SPE		80,204		—		—		80,204
Investments in subsidiaries and others		3,254,068		32,338		8,931		3,230,661
Others		1,634,435		625,191		613,887		1,623,131

		6,175,827		1,653,201		1,621,790		6,144,416

Exclusion from deferred income tax assets:
Share based payments		46,572						46,572
Other allowances		344						344
Dividend from SPE		185,602						185,602
Allowances for repurchase of SPE		80,204						80,204
Investments in subsidiaries and others		3,043,117						3,043,117
Others		91,211						91,211

		2,728,777						2,697,366

Tax rate (%) 2		24.2% or 22.0%						24.2% or 22.0%

Deferred income tax assets from deductible temporary differences	(Won)	627,290					(Won)	679,202

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

(In millions of Korean won)	March 31, 2010
	Beginning[1]		Decrease		Increase		Ending

Taxable temporary differences
Gain (loss) from fair value hedged item	(Won)	(120,437)	(Won)	(120,437)	(Won)	(5,468)	(Won)	(5,468)
Accrued interest		(89,928)		(4,679)		(219,313)		(304,562)
Allowances for loans losses		(530,235)		(79,444)		(8,820)		(459,611)
Deferred loan origination fees and costs		(246,565)		(160,688)		(168,014)		(253,891)
Advanced depreciation provisions		(460,918)		—		—		(460,918)
Valuation gains or loss on derivatives		(476,495)		(520,453)		(623,077)		(579,119)
Present value discount		(40,058)		(3,044)		(1,728)		(38,742)
Goodwill from merger		(65,288)		—		—		(65,288)
Gain on revaluation		(1,143,769)		—		—		(1,143,769)
Investments in subsidiaries and others		(3,969,814)		(8,572)		(536,734)		(4,497,976)
Others		(1,288,739)		(337,189)		(398,606)		(1,350,156)

		(8,432,246)		(1,234,506)		(1,961,760)		(9,159,500)

Unrecognized deferred income tax liabilities:
Goodwill from merger		(65,288)						(65,288)
Investments in subsidiaries and others		(14,110)						(9,226)
Others		(1,294)						—

		(8,351,554)						(9,084,986)

Tax rate (%)[2]		24.2% or 22.0%						24.2% or 22.0%

Deferred income tax assets from taxable temporary differences	(Won)	(1,010,978)					(Won)	(1,066,619)

[1]	Beginning balance of temporary differences and deferred income tax assets and liabilities reflects the change due to final tax return of prior year end of the Bank and others.
[2]

24.2% has been applied for the assets or liabilities expected to be realized settled in the year periods ended December 31, 2011. 22.0% has been applied for the assets or liabilities expected to be realized or settled after the year periods ended December 31, 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

17. Other Assets

The details of other assets as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010

Assets held for sale	(Won)	12,498	(Won)	9,353
Account receivables		6,297,664		1,960,068
Receivables from disposal of assets		200		200
Receivables in gold		3,132		—
Prepaid expenses		365,306		333,360
Accrued income		1,087,455		1,155,197
Guarantee deposits		1,412,684		1,408,163
Domestic exchange settlement debits		1,112,696		1,709,096
Other operating assets		917,778		873,323
Allowances for losses on other assets		(360,087)		(388,739)
Present value discount from other assets		(786)		(455)

	(Won)	10,848,540	(Won)	7,059,566

Allowances for losses on other assets include reversal of allowances for credit losses for the three-month period ended March 31, 2011 and 2010, amounting to (Won) 3,168 million and (Won) (-) 25,888 million respectively.

The details of assets held for sale as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011
	Acquisition cost[1]		Accumulated impairment		Book value		Net fair value
Buildings	(Won)	6,852	(Won)	(2,026)	(Won)	4,826	(Won)	4,826
Land		9,406		(1,734)		7,672		7,672

	(Won)	16,258	(Won)	(3,760)	(Won)	12,498	(Won)	12,498

[1]	Acquisition cost of buildings held for sale are less accumulative depreciation costs.

(In millions of Korean won)	Dec. 31, 2010
	Acquisition cost[1]		Accumulated impairment		Book value		Net fair value
Buildings	(Won)	5,653	(Won)	(2,251)	(Won)	3,402	(Won)	3,402
Land		7,353		(1,402)		5,951		5,951

	(Won)	13,006	(Won)	(3,653)	(Won)	9,353	(Won)	9,353

[1]	Acquisition cost of buildings held for sale are less accumulative depreciation costs.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

A Total of 8 properties were classified to assets held for sale upon the management decision to sell land and buildings of closed branches but have not yet been sold as of March 31, 2011. The Group is actively looking for buyers for the remaining 8 properties.

18. Deposits

Deposits as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010

Deposits	(Won)	179,158,280	(Won)	179,877,490
Deferred financing costs		(518)		(429)

	(Won)	179,157,762	(Won)	179,877,061

The details of deposits as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010

Demand deposits in won
Checking deposits	(Won)	74,409	(Won)	113,852
Household checking deposits		445,176		460,228
Temporary deposits		3,163,459		2,862,693
Passbook deposits		19,299,187		19,740,236
Public fund deposits		89,754		125,094
National treasury deposits		22,637		5,869
General savings deposits		22,978,931		22,716,444
Corporate savings deposits		9,017,731		10,197,986
Nonresident’s deposit in won		54,002		59,481
Nonresident’s free deposit in won		12,784		25,709
Others		237,032		197,235

		55,395,102		56,504,827

Demand deposits in foreign currencies
Checking deposits		65,480		83,650
Passbook deposits		1,602,833		1,379,023
Temporary deposits		930		1,073
Others		8,021		11,226

		1,677,264		1,474,972

		57,072,366		57,979,799

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010
Time deposits in won
Time deposits		106,863,908		105,029,253
Installment savings deposits		5,265,322		5,625,204
Property formation savings		362		367
Workers’ savings for housing		2		2
Nonresident’s deposit in won		200,593		214,383
Long-term savings deposits for workers		1,970		2,035
Nonresident’s free deposit in won		121,031		119,578
Long-term housing savings deposits		3,483,229		3,758,140
Long-term savings for households		337		371
Workers’ preferential savings deposits		803		998
Mutual installment deposits		1,531,270		1,941,767
Mutual installment for housing		1,395,270		1,485,335
Others		226		227

		118,864,323		118,177,660

Time deposits in foreign currencies
Time deposits		1,286,234		1,372,689
Installment savings deposits		457		391
Others		22		23

		1,286,713		1,373,103

		120,151,036		119,550,763

Negotiable certificates of deposits		1,934,878		2,346,928

Total deposits	(Won)	179,158,280	(Won)	179,877,490

19. Debts

Debts as of March 31, 2011 and December 31, 2010, consist of:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010
Borrowings	(Won)	10,567,382	(Won)	10,086,081
Bonds sold under repurchase agreements		1,622,513		1,053,543
Call money		1,749,587		604,941
Deferred financing costs		—		(176)

	(Won)	13,939,482	(Won)	11,744,389

The details of borrowings as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	March 31, 2011		Dec. 31, 2010
Borrowings in won	Borrowings from the Bank of Korea	Bank of Korea	1.50	(Won)	787,608	(Won)	930,653
	Borrowings from the government	Ministry of Strategy and Finance and others	0.00~5.00		668,769		676,223
	Borrowings from banking institutions	Industrial Bank of Korea and others	2.42~3.08		51,527		67,520
	Borrowings from non-banking financial institutions	Korean Development Bank	2.00~2.88		57,848		56,252
	Other borrowings	Small & Medium Business Corporation and others	0.88~5.40		2,340,076		2,189,046

					3,905,828		3,919,694

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Borrowings in foreign currencies	Due to banks	Wachovia Bank N.A. and others	0.00~1.01		328,179		347,205
	Borrowings from banking institutions	Centralbank Uzbekistan and others	0.45~5.45		3,052,640		2,821,223
	Off-shore borrowings in foreign currencies	Centralbank Uzbekistan and others	0.22~3.34		1,181,680		1,447,652
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		2,099,055		1,550,307

					6,661,554		6,166,387

				(Won)	10,567,382	(Won)	10,086,081

The details on bonds sold under repurchase agreements and others as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Lender	Annual interest rate (%)	March 31, 2011		Dec. 31, 2010

Bonds sold under repurchase agreements	Individuals, Groups, Corporations	1.50~4.64	(Won)	1,420,652	(Won)	977,957
Bills sold	Counter sale	1.79~3.56		68,326		75,586
Hybrid securities sold	Korea Securities Depository and others	—		133,535		—

			(Won)	1,622,513	(Won)	1,053,543

The details on call money as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	March 31, 2011		Dec. 31, 2010

Call money in won	Bank of Communications Co., Ltd. and others	2.53~2.85	(Won)	314,100	(Won)	130,500
Call money in foreign currencies	Centralbank Uzbekistan and others	0.28~3.40		1,435,487		474,441

			(Won)	1,749,587	(Won)	604,941

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Call money and borrowings from financial institution as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011
	Bank of Korea		Other Banks		Others		Total

Call money	(Won)	—	(Won)	1,371,301	(Won)	378,286	(Won)	1,749,587
Borrowings		787,608		6,662,052		179,152		7,628,812

	(Won)	787,608	(Won)	8,033,353	(Won)	557,438	(Won)	9,378,399

(In millions of Korean won)	Dec. 31, 2010
	Bank of Korea		Other Banks		Others		Total

Call money	(Won)	—	(Won)	442,528	(Won)	162,413	(Won)	604,941
Borrowings		930,653		6,180,605		239,105		7,350,363

	(Won)	930,653	(Won)	6,623,133	(Won)	401,518	(Won)	7,955,304

20. Debentures

Debentures as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Annual interest rate (%)	March 31, 2011		Dec. 31, 2010

Debentures in won
Hybrid debentures	8.50	(Won)	100,000	(Won)	100,000
Structured debentures	0.39~8.62		3,504,238		3,684,341
Subordinated fixed rate debentures in won	4.38~25.00		7,724,931		7,323,268
Fixed rate debentures in won	2.73~7.83		13,137,238		13,273,928
Floating rate debentures in won	3.67~5.52		703,258		833,258

			25,169,665		25,214,795

Loss (Gain) on fair value hedged financial debentures in won
Loss (gain) on valuation of fair value hedged items (current period portion			(12,666)		57,045
Loss (gain) on valuation of fair value hedged items (prior year portion)			19,810		(35,515)

			25,176,809		25,236,325

Discount or premium on debentures in won
Discount on debentures			(44,028)		(17,273)

			25,132,781		25,219,052

Debentures in foreign currency
Floating rates debentures	0.51~5.45		1,640,829		1,686,459

Fixed rates debentures	1.17~7.25		2,296,491		2,337,759

			3,937,320		4,024,218

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Loss (Gain) on fair value hedged debentures in foreign currency
Gain on valuation of fair value hedged items (current period portion)		(15,989)		(27,816)
Gain on valuation of fair value hedged items (prior year portion)		(103,458)		(83,832)

		3,817,873		3,912,570

Discount or premium on debentures in foreign currency
Discount on debentures		(22,055)		(24,306)

		3,795,818		3,888,264

	(Won)	28,928,599	(Won)	29,107,316

21. Provisions

The details on provisions as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010

Provisions for unused loan commitments	(Won)	286,369	(Won)	284,667
Provisions for acceptances and guarantees		383,668		414,254
Provision for asset retirement obligation		53,133		49,461
Other		178,308		252,822

	(Won)	901,478	(Won)	1,001,204

Provisions for unused loan commitments as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011
	Commitment outstanding		Provision		Ratio (%)
Corporate loan commitment	(Won)	29,464,370	(Won)	93,362	0.32
Consumer loan commitment		14,364,676		45,136	0.31
Credit line on credit cards		46,973,545		147,871	0.31

	(Won)	90,802,591	(Won)	286,369	0.32

(In millions of Korean won)	Dec. 31, 2010
	Commitment outstanding		Provision		Ratio (%)
Corporate loan commitment	(Won)	27,644,011	(Won)	110,119	0.40
Consumer loan commitment		14,149,393		41,399	0.29
Credit line on credit cards		44,776,141		133,149	0.30

	(Won)	86,569,545	(Won)	284,667	0.33

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Provisions for acceptances and guarantees as of March 31, 2011 and December 31, 2010, are as follows:

(in millions of Korean won)	March 31, 2011
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in won	(Won)	1,782,445	(Won)	54,521	3.06
Confirmed acceptances and guarantees in foreign currency		4,524,840		138,593	3.06
Unconfirmed acceptances and guarantees		6,725,479		190,554	2.83

	(Won)	13,032,764	(Won)	383,668	2.94

(in millions of Korean won)	Dec. 31, 2010
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in won	(Won)	1,709,266	(Won)	48,069	2.81
Confirmed acceptances and guarantees in foreign currency		4,314,929		150,934	3.50
Unconfirmed acceptances and guarantees		6,452,397		215,251	3.34

	(Won)	12,476,592	(Won)	414,254	3.32

The changes in provisions for unused loan commitments, acceptances and guarantees for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011
	Provision for acceptances and guarantees		Provision for unused loan commitments		Total

Beginning	(Won)	414,254	(Won)	284,667	(Won)	698,921
Effects of changes in foreign Exchange rate		(7,900)		(367)		(8,267)
Provisions/reversals		(22,686)		2,069		(20,617)

Ending	(Won)	383,668	(Won)	286,369	(Won)	670,037

(In millions of Korean won)	March 31, 2010
	Provision for acceptances and guarantees		Provision for unused loan commitments		Total

Beginning	(Won)	92,508	(Won)	289,038	(Won)	381,546
Effects of changes in foreign Exchange rate		(1,087)		(344)		(1,431)
provisions/reversals		32,208		(12,308)		19,900

Ending	(Won)	123,629	(Won)	276,386	(Won)	400,015

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The changes in provision for asset retirement obligation for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010

Beginning	(Won)	49,461	(Won)	43,070
Increase		3,679		128
Reversal		(447)		—
Used		(18)		(294)
Unwinding of discount		458		648

Ending	(Won)	53,133	(Won)	43,552

Asset retirement obligation liabilities are the estimated cost which is discounted to the present value at an appropriate discount rate to be incurred for restoration of the leased properties. Asset retirement obligation liabilities are expected to arise at the end of each lease contract and three-year historical data of expired lease were used to estimate average lease period. Also, the average restoration expense based on the actual three-year historical data and three-year historical average inflation rate were used to estimate the retirement obligation expenses.

The details on other provisions as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010

Credit card point program	(Won)	12,603	(Won)	12,437
Dormant accounts		10,106		9,773
Extinguished debt		49		45
Litigations and others		155,550		230,567

	(Won)	178,308	(Won)	252,822

The details on other provisions as of March 31, 2011 and 2010, are as follows:

	Credit card point program		Dormant accounts		Extinguished debt		Litigations and others		Total
Beginning	(Won)	12,437	(Won)	9,773	(Won)	45	(Won)	230,567	(Won)	252,822
Increase		4,688		1,914		4		4,313		10,919
Decrease		(3,393)		(1,581)		—		(79,330)		(84,304)
Others		(1,129)		—		—		—		(1,129)

Ending	(Won)	12,603	(Won)	10,106	(Won)	49	(Won)	155,550	(Won)	178,308

	Credit card point program		Dormant accounts		Extinguished debt		Litigations and others		Total
Beginning	(Won)	1,225	(Won)	10,155	(Won)	60	(Won)	107,521	(Won)	118,961
Increase		2,767		3,113		170		3,122		9,172
Decrease		(2,249)		(2,789)		—		(18,130)		(23,168)

Ending	(Won)	1,743	(Won)	10,479	(Won)	230	(Won)	92,513	(Won)	104,965

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

22. Other Liabilities

Defined benefit obligation

Defined benefit plan

The Group operates lump-sum retirement payment plan. The lump-sum retirement payment plan is classified under defined benefit plan which has following characteristics:

•	The entity has the obligation to pay agreed benefit to all its current and past employees.

•	The entity is liable for actuarial risk (excess of actual payment against expected amount) and investment risk

The defined benefit obligation liabilities recognized in the statements of financial position are calculated annually by independent actuaries in accordance with actuarial valuation method.

The defined benefit obligation liabilities are calculated using the Projected Unit Credit method (the ‘PUC’). The data used in the PUC such as interest rates, future salary increase rate, mortality rate, consumer price index and expected return on plan asset are based on observable market data and historical data which are annually updated.

Actuarial assumptions may differ from actual result such as change in the market, economic trend and mortality trend which may impact defined benefit obligation liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period it occurs through profit or loss.

The changes in the defined benefit obligation for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010
Present value of defined benefit obligation (beginning)	(Won)	492,015	(Won)	584,454
Current service cost		35,873		35,713
Interest expenses		6,199		8,518
Effects of changes in foreign exchange rate		(20)		(11)
Benefits paid		(10,872)		(185,892)
Business combination		—		915
Effects of plan curtailments		—		15,530

Present value of defined benefit obligation (ending)	(Won)	523,195	(Won)	459,227

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The changes in the fair value of plan assets for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010
Fair value of plan assets (beginning)	(Won)	366,552	(Won)	417,067
Expected return on plan assets		3,835		5,528
Actuarial losses (gains)		(252)		(1,656)
Contributions by plan employer		74,052		50,559
Benefits paid		(10,939)		(185,900)
Business combination		—		76

Fair value of plan assets (ending)	(Won)	433,248	(Won)	285,674

The expected return on plan assets is 3.92% and 4.90% for the three-month periods ended March 31, 2011 and 2010 respectively, based on expected return on covered insurance and trust agreement.

The details of adjustment on defined benefit obligation liabilities (assets) for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010
Present value of defined benefit obligation	(Won)	523,195	(Won)	492,015
Fair value of plan assets		(433,248)		(366,552)

Defined benefit liability (asset)	(Won)	89,947	(Won)	125,463

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010
Current service cost	(Won)	35,873	(Won)	35,713
Interest expenses		6,199		8,518
Expected return on plan assets		(3,835)		(5,528)
Actuarial gains and losses		252		1,656
Effects of plan curtailments		—		15,530

Post-employment benefits	(Won)	38,489	(Won)	55,889

The actual return on plan assets was (Won) 3,583 million and (Won) 3,872 million for the three-month periods ended March 31, 2011 and 2010 respectively.

Fair values of plan assets as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010
Fair value of plan assets	(Won)	433,248	(Won)	366,552

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The principal actuarial assumptions used as of March 31, 2011 and December 31, 2010, are as follows:

	Ratio (%)
	March 31, 2011	Dec. 31, 2010
Discount rate	4.88	5.12
Expected return on plan assets	3.92	3.93
Future salary increase rate	5.12	4.98

Mortality assumptions are based 2009 Korea standard mortality rates table.

The present value of defined benefits obligation, fair value of plan assets and adjustments to plan assets as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010
Present value of defined benefits obligation	(Won)	523,195	(Won)	492,015
Fair value of plan assets		(433,248)		(366,552)

	(Won)	89,947	(Won)	125,463

Adjustments to defined benefits liability	(Won)	—	(Won)	(24,881)
Adjustments to plan assets	(Won)	252	(Won)	6,966

Other liabilities

The details of other liabilities, excluding defined benefits obligation, as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010
Accounts payable	(Won)	6,960,941	(Won)	2,526,846
Prepaid card and debit card		17,655		18,263
Unearned revenue		142,477		113,370
Accrued expenses		3,888,144		4,011,601
Financial guarantee liability		25,496		24,133
Deferred income on credit card points		113,441		124,949
Deposits for letter of guarantees and others		145,901		143,632
Domestic exchange settlement credits		199,006		189,041
Foreign exchanges settlement credits		134,848		84,296
Borrowings from guarantee funds		5,286		3,011
Others		6,876,620		6,067,166

	(Won)	18,509,815	(Won)	13,306,308

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

23. Capital and reserves

Capital Stock

The details of outstanding shares of the Parent Company as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	March 31, 2011			Dec. 31, 2010
	Number of shares	Par Value	Capital	Number of shares	Par Value	Capital
Ordinary shares	386,351,693	5,000	1,931,758	386,351,693	5,000	1,931,758

Capital surplus

The details of capital surplus as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010

Paid-in capital in excess of par value	(Won)	12,226,596	(Won)	12,226,596
Gain (loss) on sale of treasury share		(419,689)		(420,484)
Other capital surplus		4,183,948		4,184,166

	(Won)	15,990,855	(Won)	15,990,278

Treasury shares

The ordinary shares of the Parent Company held by Kookmin Bank as of March 31, 2011, total 34,966,962 shares amounting to (Won) 1,999,102 million.

Accumulated other comprehensive income

The details of accumulated other comprehensive income as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010
Gains (losses) on valuation of available-for-sale financial asset	(Won)	585,530	(Won)	443,386
Gains (losses) on held-to-maturity securities		(1,983)		(2,099)
Gains (losses) on investments under equity method		(8,497)		(3,761)
Gains (losses) on foreign exchange translation of foreign operation		(12,291)		(6,954)

	(Won)	562,759	(Won)	430,572

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Retained earning

Retained earnings as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010

Legal reserves	(Won)	125,214	(Won)	115,182
Voluntary reserves		989,745		981,946
Unappropriated retained earnings		2,222,315		1,523,760

	(Won)	3,337,274	(Won)	2,620,888

Legal Reserve

As required by Article 53 of the Financial Holding Company Act, the Parent Company, each time it declares dividends, is required to appropriate, as a legal reserve, an amount equal to a minimum of 10% of annual net income, until such reserve equals its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit.

Reserve for Credit Losses

The Parent Company and subsidiaries in the Group are required to appropriate, as a reserve for credit losses, a difference between the allowance of credit losses in accordance with K-IFRS and that in the Supervisory Regulations on Financial Holding Companies and other financial regulations in Korea if the allowance in accordance with K-IFRS is less than that in accordance with Regulation on Supervision of Financial Holding Company and other financial regulations in Korea.

The reserve for credit losses represents a voluntary reserve of retained earnings and is allowed to reduce to the reserve amount required by the related financial regulation if the reserve for credit losses is over the required reserve. If there is an accumulated deficit, the reserve for credit losses is not appropriated until the undisposed accumulated deficit is disposed.

The details of reserve for credit losses as of March 31, 2011, and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010

Beginning	(Won)	—	(Won)	—
Estimated[1]		1,054,836		1,303,099

Ending	(Won)	1,054,836	(Won)	1,303,099

[1]	The amount related with intercompany transaction is excluded.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Adjusted profit after of Reserve for Credit Losses

The adjustments of reserve for credit losses as of March 31, 2011 and December 31, 2010 are as follows;

(In millions of Korean won, except earnings per share)	March 31, 2011

Provision or reversal of reserve for credit losses	(Won)	(248,263)
Adjustment in profit of reserve for credit losses[1]		1,005,813
Adjustment in profit of basic earnings per share after reserve for credit losses[1]		2,897
Adjustment in profit of diluted earnings per share after reserve for credit losses[1]		2,894

[1]	Adjustment in profit of reserve for credit losses is not accordance with K-IFRS and calculated on the assumption that provision or reversal of reserve for credit losses is adjusted to the net income.

24. Net Interest Income

Interest income, interest expense and net interest income for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010

Interest income
Due from financial institutions	(Won)	12,781	(Won)	7,643
Loans		2,837,961		2,896,832
Financial investments
Available-for-sale financial asset		187,406		199,993
Held-to-maturity financial asset		179,056		179,506
Other		34,919		33,152

		3,252,123		3,317,126

Interest expenses
Deposits		1,108,280		1,165,812
Debts		67,978		71,138
Debentures		382,625		505,327
Other		19,901		20,019

		1,578,784		1,762,296

Net interest income	(Won)	1,673,339	(Won)	1,554,830

Accrued interest recognized on impaired loans and financial investments amounts to (Won) 32,933 million, (Won) 50 million and (Won) 23,340 million, (Won) 50 million, respectively, for the three-month periods ended March 31, 2011 and 2010.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

25. Net Fee and Commission income

Fee and commission income and fee and commission expense and net fee and commission income for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010

Fee and commission income
Banking activity fee	(Won)	48,838	(Won)	44,326
Lending activity fees		21,556		18,261
Credit card related fees and commissions		284,545		237,047
Agent activity fees		58,874		22,282
Trust and other fiduciary fees		62,452		47,478
Trustee and custodian activity fees		22,065		13,866
Guarantee fees		8,612		10,449
Foreign currency related fees		28,365		25,978
Other		261,377		154,825

		796,684		574,512
Fee and commission expense
Trading activity related fees paid		1,636		3,185
Lending activity fees paid		12		3,150
Credit card related fees and commissions paid		154,477		104,170
Other		57,609		44,939

		213,734		155,444

Net fee and commission income	(Won)	582,950	(Won)	419,068

In the above amount includes fee and commission income of (Won) 634,665 million and (Won) 356,738 million, expense of (Won) 211,890 million and (Won) 152,260 million from financial assets and liabilities that are not at fair value through profit or loss as of March 31, 2011 and 2010.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

26. Net gain or loss from financial assets/liabilities at fair value through profit or loss

Net gain or loss from financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gain or loss arising from a change in the fair value, sale and redemption. The details for the three-month periods ended March 31, 2011 and 2010, are as follows;

(In millions of Korean won)	March 31, 2011		March 31, 2010

Financial assets held for trading
Debt securities	(Won)	38,254	(Won)	125,131
Equity securities		4,840		6,669

		43,094		131,800

Derivatives held for trading
Interest rate		13,290		(40,588)
Currency		265,706		9,329
Stock or stock index		(1,114)		(18,065)
Credit		171		2,127
Commodity		120		(61)
Other		224		492

		278,397		(46,766)

Financial liabilities held for trading		(23,889)		(34,284)

	(Won)	297,602	(Won)	50,750

Net gain or loss from financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gain or loss arising from a change in the fair value, sale and redemption. The details for the three-month periods ended March 31, 2011 and 2010, are as follows;

(In millions of Korean won)
	March 31, 2011		March 31, 2010
Financial assets designated at fair value through profit or loss	(Won)	73	(Won)	317

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

27. Other operating income and expenses

The details of other operating income and expenses for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)
	March 31, 2011		March 31, 2010
Other operating income
Revenue related to available-for-sale financial assets
Gain on redemption of available-for-sale financial assets	(Won)	260	(Won)	233
Gain on sale of available-for-sale financial assets		74,280		56,570

		74,540		56,803

Gain on foreign exchange transactions		315,282		668,469
Income related to insurance		197,991		328,582
Dividend income		43,512		40,075
Others		113,141		251,741

	(Won)	744,466	(Won)	1,345,670

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets	(Won)	—	(Won)	3
Loss on sale of available-for-sale financial assets		3,572		1,684
Impairment on available-for-sale financial assets		7,736		5,695

		11,308		7,382

Expense related to held-to-maturity financial assets
Impairment on held-to-maturity financial assets		129		401

		129		401

Loss on foreign exchanges transactions		518,649		573,841
Expense related to insurance		218,735		324,215
Others		258,208		412,233
		1,007,029		1,318,072

Net other operating income (expenses)	(Won)	(262,563)	(Won)	27,598

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

28. Employee Benefits

The details of employee benefits

The details of employee benefits for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010

Salaries and other short-term employee benefits	(Won)	376,582	(Won)	434,795
Post-employment benefits-defined benefit plans		38,295		55,650
Post-employment benefits-defined contribution plans		749		722
Termination benefits		(2,126)		—
Share-based payments[1]		(2,614)		(10,804)

	(Won)	410,886	(Won)	480,363

[1]	Reversal of share-based payments was due to the decrease in share price.

Share-based payments

Share options

The Group operates a number of share-based payment arrangements to directors and employees. The Group has a choice of whether to settle in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determined that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts for the transaction in accordance with the requirements applying cash-settled share-based payment transactions.

The details of the share options as of March 31, 2011, are as follows:

(In number of shares)
	Grant date	Exercise period (Years)	Granted shares[1]	Vesting conditions

Series 11 [4]	2003.08.27	8	30,000	Service period: 3 years
Series 12 [4]	2004.02.09	8	60,000	Service period: 1 year
Series 13-1 [3]	2004.03.23	8	20,000	Service period: 1 year
Series 15-1 [3]	2005.03.18	8	165,000	Service period: 3 years
Series 15-2 [4]	2005.03.18	8	690,000	Service period: 3 years

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

(In number of shares)
Series 17 [4]	2005.07.22	8	30,000	Service period: 3 years
Series 18 [4]	2005.08.23	8	15,000	Service period: 3 years
Series 19 [2]	2006.03.24	8	930,000	Service period: 1, 2, 3 years
Series 20 [2]	2006.04.28	8	30,000	Service period: 3 years
Series 21 [2]	2006.10.27	8	20,000	Service period: 2 years
Series 22 [2]	2007.02.08	8	855,000	Service period: 1, 3 years
Series 23 [2]	2007.03.23	8	30,000	Service period: 3 years

			2,875,000

[1]	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.
[2]	The exercise price is indexed to the sum of the major competitors’ total market capitalization.
[3]	The exercise price is indexed to the banking industry index.
[4]	The exercisability and quantities are linked to certain performance condition for service period.

The changes in the quantities of granted share options and the weighted average exercise price for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In Korean won, except shares)
	March 31, 2011
	Granted shares				Exercisable	Exercise price per		Remaining contractual life
	Beginning	Exercised	Expired	Ending	share	share		(Years)

Series 10-1	40,063	23,385	16,678	—	—	(Won)	—	—
Series 10-2	51,303	51,303	—	—	—		—	—
Series 11	5,091	—	—	5,091	5,091		40,500	0.41
Series 12	54,250	—	—	54,250	54,250		46,100	0.86
Series 13-1	20,000	—	—	20,000	20,000		48,650	0.98
Series 15-1	125,362	—	—	125,362	125,362		54,656	1.97
Series 15-2	450,928	—	—	450,928	450,928		46,800	1.97
Series 16	8,827	8,827	—	—	—		—	—
Series 17	29,441	—	—	29,441	29,441		49,200	2.31
Series 18	7,212	—	—	7,212	7,212		53,000	2.40
Series 19	751,651	—	—	751,651	751,651		77,063	2.98
Series 20	25,613	—	—	25,613	25,613		81,900	3.08
Series 21	18,987	—	—	18,987	18,987		76,600	3.58
Series 22	657,498	—	—	657,498	657,498		77,100	3.86
Series 23	15,246	—	—	15,246	15,246		84,500	3.98

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Series Kookmin Credit Card -1		22,146		—		22,146		—		—	—	—
Series Kookmin Credit Card -2		9,990		—		9,990		—		—	—	—

		2,293,608		83,515		48,814		2,161,279		2,161,279

Weighted average exercise price	(Won)	67,108	(Won)	39,899	(Won)	75,058	(Won)	67,980	(Won)	67,980

The weighted-average share price at the date of exercise for share options exercised during the three-month period ended March 31, 2011, is (Won) 58,278.

(In Korean won, except shares)
	March 31, 2010
	Granted shares								Exercisable		Exercise price per		Remaining contractual life
	Beginning		Exercised		Expired		Ending		share		share		(Years)

Series 8-1		24,942		—		24,942		—		—	(Won)	—	—
Series 8-2		191,831		5,000		186,831		—		—		—	—
Series 9		23,899		—		—		23,899		23,899		58,800	0.32
Series 10-1		40,063		—		—		40,063		40,063		47,360	0.97
Series 10-2		67,993		—		—		67,993		67,993		35,500	0.97
Series 11		5,091		—		—		5,091		5,091		40,500	1.41
Series 12		54,250		—		—		54,250		54,250		46,100	1.86
Series 13-1		20,000		—		—		20,000		20,000		48,650	1.98
Series 14		610,000		—		—		610,000		610,000		50,600	2.59
Series 15-1		125,362		—		—		125,362		125,362		54,656	2.97
Series 15-2		480,714		—		—		480,714		480,714		46,800	2.97
Series 16		8,827		—		—		8,827		8,827		45,700	3.08
Series 17		29,441		—		—		29,441		29,441		49,200	3.31
Series 18		7,212		—		—		7,212		7,212		53,000	3.40
Series 19		751,651		—		—		751,651		751,651		77,063	3.98
Series 20		25,613		—		—		25,613		25,613		81,900	4.08
Series 21		18,987		—		—		18,987		18,987		76,600	4.58
Series 22		696,674		—		11,281		685,393		685,393		77,100	4.86
Series 23		15,246		—		—		15,246		15,246		84,500	4.98
Series Kookmin Credit Card -1		22,146		—		—		22,146		22,146		71,538	0.98
Series Kookmin Credit Card -2		9,990		—		—		9,990		9,990		129,100	0.99

		3,229,932		5,000		223,054		3,001,878		3,001,878

Weighted average exercise price	(Won)	63,028	(Won)	57,100	(Won)	58,112	(Won)	63,403	(Won)	63,403

The weighted-average share price at the date of exercise for share options exercised during the three-month period ended March 31, 2010 is (Won) 60,047.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The fair value of each option award is estimated using a Black-Scholes option pricing model based on the assumptions noted in the table below:

(In Korean won)	Share price		Exercise price		Expected volatility (%)	Option life maturity (Years)	Expected dividends		Risk free interest rate (%)	Fair value
Series 11
(Directors)	(Won)	56,700	(Won)	40,500	23.05	0.20	(Won)	23	3.42	(Won)	16,460
Series 12
(Directors)		56,700		46,100	24.46	0.43		48	3.42		11,541
Series 12
(Employees)		56,700		46,100	24.46	0.43		48	3.42		11,541
Series 13-1
(Directors)		56,700		48,650	25.10	0.49		54	3.42		9,623
Series 15-1
(Directors)		56,700		54,656	28.53	0.98		108	3.42		8,498
Series 15-2
(Directors)		56,700		46,800	28.53	0.98		108	3.42		13,078
Series 15-2
(Employees)		56,700		46,800	22.07	0.23		26	3.42		10,307
Series 17
(Directors)		56,700		49,200	28.87	1.16		126	3.44		12,081
Series 18
(Employees)		56,700		53,000	22.78	0.67		73	3.42		6,871
Series 19
(Directors)		56,700		76,726	23.05	0.20		22	3.42		2
Series 19
(Employees)		56,700		77,390	29.23	1.25		136	3.46		2,428
Series 20
(Employees)		56,700		81,900	30.22	1.35		146	3.47		2,213
Series 21
(Employees)		56,700		76,600	31.16	1.84		199	3.55		4,754
Series 22
(Directors)		56,700		77,100	27.70	1.08		118	3.43		1,702
Series 22
(Employees)		56,700		77,100	37.69	2.13		228	3.60		7,579
Series 23
(Non-executive directors)		56,700		84,500	29.56	1.19		131	3.45		1,450

The expected term is separately estimated for employees and directors using actual historical behavior and projected future behavior based on expected exercise patterns. Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the option. To reflect the changes in exercise price which is indexed to the sum of the major competitors’ total market capitalization, cross volatility is used in calculating the expected volatility.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Share Grants

The Company changed the share based payment from share option to share grant in November 2007. Pursuant to a share grant plan, the Company entered into performance share agreements whereby the Company may grant shares (or the equivalent monetary amount based on the market value of such shares at the time of the grant) in accordance with predetermined performance targets.

The details of the share grant as of March 31, 2011, are as follows:

(In number of shares)
	Grant date	Granted shares[1]	Vesting conditions

Share grants
(KB Financial Group Inc.)
Series 1	2008.09.29	26,621	Services, Achievements of targets on the basis of market and non-market performance [2]
Series 2	2009.03.27	3,090	Service fulfillment [3]
Series 3	2010.01.01	32,256	Services fulfillment, Achievements of targets on the basis of market and non-market performance [4]
Series 4	2010.07.13	218,944	Services fulfillment, Achievements of targets on the basis of market and non-market performance [5]
Series 5	2010.12.23	13,260	Services fulfillment, Achievements of targets on the basis of market and non-market performance [6]

		294,171

(Kookmin Bank)
Series 7	2008.03.20	7,980	Services fulfillment, Achievements of targets on the basis of market and non-market performance [9,11]
Series 13	2008.10.18	7,950	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,10,11]
Series 14-1	2008.12.29	6,604	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]
Series 14-2	2008.12.29	74,200	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]
Series 15	2009.03.25	5,300	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,12]

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Series 17	2009.10.12	5,300	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 19	2010.01.01	44,910	Services fulfillment, Achievements of targets on the basis of market and non-market performance[8,11,13]
Series 20-1	2010.01.08	33,138	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,13]
Series 20-2	2010.01.08	130,884	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,13]
Series 21	2010.01.15	5,078	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]
Series 23	2010.07.29	73,650	Services fulfillment, Achievements of targets on the basis of market and non-market performance [7,11]
Series 24	2010.08.03	66,912	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,13]
Series 25	2010.08.12	18,472	Services fulfillment, Achievements of targets on the basis of market and non-market performance [7,11]
Series 26	2010.09.11	12,248	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 27	2010.09.20	8,092	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 28	2010.12.21	68,564	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 29	2010.12.23	10,764	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 30	2010.12.29	58,168	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 31	2011.01.03	16,306	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Grant deferred in 2010	—	15,496	Confirmed
Grant deferred in 2011	—	1,418	Confirmed

		671,434

Share granted in 2010		33,817	Services fulfillment, Achievements of targets on the basis of market and non-market performance [14]

		999,422

[1]

Granted shares represent the total number of share initially granted to directors and employees at the end of reporting period. Certain portions of the granted shares of the Parent Company and Kookmin Bank are compensated over three years after achievement of vesting conditions.

[2]

The vesting condition is fulfillment of the remaining contracted service period. The number of granted shares to be compensated is determined based on fulfillment of service requirement. 30%, 30% and 40% of the number of granted shares to be compensated is determined upon the accomplishment of the targeted KPI, the targeted financial results of the Company and the targeted relative TSR, respectively.

[3]	The number of granted shares to be compensated is determined based on fulfillment of service requirement.
[4]

The 30%, 30% and 40% of the number of granted shares to be compensated is determined upon the accomplishment of targeted KPI, targeted financial results of the Company and targeted relative TSR, respectively. However, 50% and 50% of certain granted shares will be compensated based on the accomplishment of targeted KPI and the remaining 50% of those shares will be compensated based on the accomplishment of targeted KPI and the accomplishment of targeted relative TSR.

[5]

The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated is determined based on the accomplishment of targeted relative TSR, targeted relative EPS ratio and qualitative indicators, respectively. 30%, 40% and 40% of the number of other granted shares to be compensated is determined based on the accomplishment targeted KPI, targeted financial results of the Company and targeted relative TSR, respectively. 40%, 40% and 20% of the number of the remaining granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, the targeted relative EPS ratio and non-measurable indicators, respectively.

[6]

The 40%, 30% and 30% of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, the targeted KPI and the targeted financial results of the Company, respectively.

[7]

The 40%, 40% and 20% of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, the relative EPS and qualitative indicators, such as a trend of ROA of last two years, respectively.

[8]

The 30%, 30% and 40% of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative KPI, the targeted financial results of the Company and the targeted relative TSR, respectively.

[9]	The number of granted shares to be compensated is not linked to performance, but fixed.
[10]	The number of granted shares to be compensated was changed per a new contract made during the year ended December 31, 2010 after cancellation of the previous contact.
[11]	Certain portion of the granted shares is compensated over a maximum period of three years.
[12]	Fair value of compensation per granted share is confirmed.
[13]	Fair value of compensation per granted share for certain shares is confirmed.
[14]

The 30%, 30% and 40% of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative KPI, MOU of the Company and the targeted relative TSR, respectively. 60% and 40% of the number of certain granted shares to be compensated is determined based on MOU of the Company and the targeted relative TSR, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The details of the share-based payments linked to short-term performance as of March 31, 2011, are as follows:

	Grant date	Shares Granted [1]	Grant conditions

(KB Financial Group Inc.)
Granted shares for 2010	2010.01.01	9,223	Satisfied
Granted shares for 2011	2011.01.01	3,999	Proportion to offer service period
(Kookmin Bank)
Granted shares for 2010	2010.01.01	75,210	Satisfied
Granted shares for 2011	2011.01.01	28,117	Proportion to offer service period

[1]	The number of shares, which are exercisable, is determined by the results of performance and certain shares are granted over three years.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Share grants vested to directors and employees are measured at fair value using Monte Carlo Simulation Model and assumptions used in determining the fair value are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)		Fair value (Non-market performance condition)

Linked to long term performance
(KB Financial Group Inc.)
Series 1-2	0.75	3.42	(Won)	12,121	(Won)	57,405
Series 1-4	0~0.98	3.42		15,062		56,410
Series 2-3	0.99	3.42		10,821		57,638
Series 3-1	0.75	3.42		11,122		57,405
Series 3-2	0.75	3.42		12,126		57,405
Series 3-3	0.75	3.42		12,126		57,405
Series 4-1	2.28	3.62		27,926		57,847
Series 4-2	2.28	3.62		28,391		57,846
Series 4-3	1.76	3.54		35,091		57,340
Series 4-4	1.76	3.54		34,821		57,340
Series 4-5	1.76	3.54		30,608		57,128
Series 5-1	1.76	3.54		31,845		57,340

(Kookmin Bank)
Series 7	0.97~2.97	3.42		—		57,500~63,416
Series 13	0.55~3.76	3.42		13,732		57,721~64,739
Series 17	0.53~3.76	3.42		19,418		57,717~64,739
Series 19	0.75~3.76	3.42		16,654		57,907~64,739
Series 20-1	0.77~4.76	3.42		17,201		57,709~66,046
Series 20-2	0.77~4.76	3.42		17,230		57,679~66,046
Series 23	2.28~5.28	3.62		27,830		57,207~68,493
Series 24	1.34~4.76	3.47		34,839		57,371~66,046
Series 25	2.28~5.28	3.62		27,569		57,207~68,493
Series 27	1.47~4.76	3.49		30,030		57,138~66,046
Series 28	1.76~4.76	3.54		30,843		57,128~66,046
Series 29	1.76~4.76	3.54		31,633		57,128~66,046
Series 30	1.76~4.76	3.54		31,846		57,128~66,046
Series 31	1.76~4.76	3.54		31,787		57,128~66,046
Grant deferred in 2010	0.34~3.76	3.42		—		56,437~64,739
Grant deferred in 2010	0.75~2.76	3.42		—		56,437~63,053

(Other subsidiaries)
Share granted in 2010		3.54~3.64		20,856~31,218		56,716~57,720

Linked to short-term performance
(KB Financial Group Inc.)
Share granted in 2010	—	2.89		—		61,010~63,153
Share granted in 2011	—	3.42		—		56,437~64,739
(Kookmin Bank)
Share granted in 2010	0.34~2.76	3.42		—		56,437~63,053
Share granted in 2011	0.98~3.76	3.42		—		56,317~64,739

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Meanwhile, the Company determined the fair value by using historical stock price volatility with the same period as the exercisable period for expected volatility and the current stock price of March 31, 2011, for the underlying asset price. Additionally, the average three-year historical dividend rate was used as expected dividend rate. The Company used the historical data of Kookmin Bank for the period before the Parent Company was incorporated.

As of March 31, 2011, and December 31, 2010, the accrued expenses representing share-based payments amounted to (Won) 34,351 million, and (Won) 38,757 million and the intrinsic value of the vested share options amounted to (Won) 5,989 million, and (Won) 8,165 million respectively. The compensation cost amounting to (Won) 2,614 million and (Won) 10,804 million were reversed for the three-month periods ended March 31, 2011, and 2010 respectively.

29. Other expenses

Depreciation and amortization for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010

Depreciation and amortization	(Won)	73,362	(Won)	76,358

Other expenses except for depreciation and amortization for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010
Welfare expense	(Won)	131,251	(Won)	137,545
Rental expense		62,481		61,534
Tax and dues		44,303		38,615
Communication		12,679		12,456
Electricity and utilities		6,373		6,108
Publication		5,368		5,713
Repairs and maintenance		3,189		3,497
Vehicle		9,532		9,802
Travel		1,174		1,028
Training		5,960		5,572
Service fees		23,459		25,783
Others		85,093		81,568

	(Won)	390,862	(Won)	389,221

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

30. Tax expense

Income tax expense (benefit) for the three-month periods ended March 31, 2011 and 2010, consists of:

(In millions of Korean won)	March 31, 2011		March 31, 2010

Tax payable
Current tax expense	(Won)	279,453	(Won)	113,631
Adjustments recognized in the current year in relation to the current tax of prior years		(493)		(70,480)

		278,960		43,151

Changes in deferred income tax assets (liabilities)
Origination and reversal of temporary differences		(5,427)		57,748
Deferred income tax expense (benefit) arising from previously unused tax losses, or origination and reversal of tax credit		(299)		(47,787)

		(5,726)		9,961

Income tax expense of overseas branch		1,548		1,022

Tax expense recognized directly in equity
Loss on foreign exchange translation of foreign operation		188		13
Gain on valuation of available-for-sale financial asset		(37,605)		(17,345)
Gain on valuation of held-to-maturity financial asset		(65)		(74)
Comprehensive income of investments under equity method		(4)		(5)
Other capital surplus		(243)		—

		(37,729)		(17,411)

Tax expense	(Won)	237,053	(Won)	36,723

The analysis of net income before income tax and income tax expense for the three-month periods ended March 31, 2011 and 2010, follows:

(In millions of Korean won)	Ratio (%)	March 31, 2011		March 31, 2010

Net income before tax		(Won)	1,016,507	(Won)	669,880
Tax expense calculated by applied tax rate [1]	24.20		245,988		162,104
Non taxable income	(0.88)		(8,919)		(6,772)
Non deductable expense	0.25		2,518		2,440
Tax credit and tax exemption	(0.11)		(1,068)		(1,240)
Temporary difference not recognized as deferred income tax expense	(0.12)		(1,238)		(5,414)
Amount relating to changes in deferred income tax recognition and measurement	(0.06)		630		(49,416)
Adjustments recognized in the current year in relation to the current tax of prior years	(0.05)		(493)		(70,480)
Income tax expense of overseas branch	0.15		1,548		1,022
Consolidated tax effect	(0.07)		(708)		1,750
Others	(0.12)		(1,205)		2,729

Tax expenses	23.32	(Won)	237,053	(Won)	36,723

[1]	Effective income tax rate for (Won) 200 million and below is 11%, and for over (Won) 200 million is 24.2%, which is composed of corporate tax and residence tax.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offset, as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	March 31, 2011
	Tax payables (receivables) before off- setting[2]		Off-setting[1]		Tax payables (receivables) after off- setting		Others[2]		Ending balance
Income tax refund receivables	(Won)	(76,410)	(Won)	64,053	(Won)	(12,357)	(Won)	—	(Won)	(12,357)
Income tax payable		278,960		(64,053)		214,907		19,511		234,418

(In millions of Korean won)
	March 31, 2010
	Tax payables (receivables) before off- setting[2]		Off-setting[1]		Tax payables (receivables) after off- setting		Others[2]		Ending balance
Income tax refund receivables	(Won)	(320,417)	(Won)	186,016	(Won)	(134,401)	(Won)	—	(Won)	(134,401)
Income tax payable		215,657		(186,016)		29,641		—		29,641

[1]	The income taxes of subsidiaries which are not included in the consolidated tax return unit are excluded.
[2]	Unpaid income tax payables as of March 31, 2011, which were not offset at prior year tax return.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

31. Accumulated other comprehensive income

The details of Accumulated other comprehensive income for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011
	Beginning		Changes except for reclassification		Reclassification		Tax effect		Ending

Loss on foreign exchange translation of foreign operation	(Won)	(6,954)	(Won)	(5,525)	(Won)	—	(Won)	188	(Won)	(12,291)
Gain on valuation of available-for-sale financial asset		443,386		168,060		11,689		(37,605)		585,530
Loss on valuation of held-to-maturity investments		(2,099)		182		(1)		(65)		(1,983)
Shares of other comprehensive income of investments under equity method		(3,761)		(4,732)		—		(4)		(8,497)

	(Won)	430,572	(Won)	157,985	(Won)	11,688	(Won)	(37,486)	(Won)	562,759

(In millions of Korean won)	March 31, 2010
	Beginning		Changes except for reclassification		Reclassification		Tax effect		Ending

Loss on foreign exchange translation of foreign operation	(Won)	—	(Won)	(9,938)	(Won)	—	(Won)	13	(Won)	(9,925)
Gain on valuation of available-for-sale financial asset		355,312		88,735		(28,924)		(17,345)		397,778
Loss on valuation of held-to-maturity investments		(2,614)		209		(1)		(75)		(2,481)
Share of other comprehensive income of investments under equity method		(1,757)		(7,496)		—		—		(9,253)

	(Won)	350,941	(Won)	71,510	(Won)	(28,925)	(Won)	(17,407)	(Won)	376,119

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

32. Earnings per share

Basic

Basic earnings per share calculated by dividing profit and loss attributable to owners of the parent by the weighted average number of ordinary shares outstanding except for the treasury shares (Note 23) during the periods ended March 31, 2011 and 2010.

Weighted average number of ordinary shares in issue:

	March 31, 2011
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]

Beginning balance of ordinary shares (A)	386,351,693	90	34,771,652,370
Treasury shares (B)	43,322,704	13	563,195,152
	40,984,474	28	1,147,565,272
	37,463,510	42	1,573,467,420
	34,966,962	7	244,768,734

Total outstanding shares [(C)=(A)-(B)]	—	—	31,242,655,792

Weighted average number of ordinary shares outstanding [(D) =(C)/90]	—	—	347,140,620

	March 31, 2010
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)

Beginning balance of ordinary shares (A)	386,351,693	90	34,771,652,370
Treasury shares (B)	43,322,704	90	3,899,043,360

Total outstanding shares [(C)=(A)-(B)]	—	—	30,872,609,010

Weighted average number of ordinary shares outstanding [(D) =(C)/90]	—	—	343,028,989

Basic earnings per share :

(in Korean won and in number of shares)	March 31, 2011		March 31, 2010

Net income attributable to ordinary shares (E)	(Won)	757,549,761,518	(Won)	614,436,627,141
Weighted average number of ordinary shares outstanding (F)		347,140,620		343,028,989
Basic earnings per share [(G)=(E)/(F)]	(Won)	2,182	(Won)	1,791

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Diluted

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the company’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Net income to calculate diluted earnings per share:

(In Korean won)	March 31, 2011		March 31, 2010
Net income attributable to ordinary shares	(Won)	757,549,761,518	(Won)	614,436,627,141
Adjustment		—		—
Net income to calculate diluted earnings per share	(Won)	757,549,761,518	(Won)	614,436,627,141

Weighted average number of ordinary shares outstanding to calculate Diluted earnings per share:

(in number of shares)	March 31, 2011	March 31, 2010
Issued Weighted average number of ordinary shares outstanding	347,140,620	343,028,989
Adjustment
Share grants	351,717	87,402
Weighted average number of ordinary shares outstanding to calculate diluted earnings per share	347,492,337	343,116,391

Diluted earnings per share:

(in Korean won and in number of shares)	March 31, 2011		March 31, 2010
Net income to calculate diluted earnings per share	(Won)	757,549,761,518	(Won)	614,436,627,141
Weighted average number of ordinary shares outstanding to calculate diluted earnings per share		347,492,337		343,116,391
Diluted earnings per share	(Won)	2,180	(Won)	1,791

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

33. Insurance Contracts

Insurance liabilities

Insurance liabilities presented within other liabilities as of March 31, 2011 and December 31, 2010, are as follows:

(In million of Korean won)	March 31, 2011		Dec. 31, 2010
Individual insurance
Pure Endowment insurance	(Won)	1,736,118	(Won)	1,652,951
Death insurance		53,000		52,368
Endowment insurance		1,181,881		1,152,623
Group insurance and others		1,221		234

	(Won)	2,972,220	(Won)	2,858,176

The Changes in insurance liabilities for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)
	March 31, 2011
	Individual insurance
	Pure Endowment insurance		Death insurance		Endowment insurance		Group Insurance and others		Total
Beginning	(Won)	1,652,951	(Won)	52,368	(Won)	1,152,623	(Won)	234	(Won)	2,858,176
Provisions(Reversals)		83,167		632		29,258		987		114,044

Ending	(Won)	1,736,118	(Won)	53,000	(Won)	1,181,881	(Won)	1,221	(Won)	2,972,220

(In millions of Korean won)
	March 31, 2010
	Individual insurance
	Pure Endowment insurance		Death insurance		Blended insurance		Group Insurance and others		Total
Beginning	(Won)	1,058,320	(Won)	55,082	(Won)	932,615	(Won)	677	(Won)	2,046,694
Provisions(Reversals)		145,672		(3,905)		125,288		735		267,790

Ending	(Won)	1,203,992	(Won)	51,177	(Won)	1,057,903	(Won)	1,412	(Won)	2,314,484

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Insurance-related assets

Insurance-related assets presented within other assets as of as of March 31, 2011 and December 31, 2010, are as follows:

(In million of Korean won)	March 31, 2011		Dec. 31, 2010

Reinsurance assets	(Won)	688	(Won)	690
Deferred acquisition costs		83,143		71,407

	(Won)	83,831	(Won)	72,097

The changes in reinsurance assets for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010

Beginning	(Won)	690	(Won)	806
Provisions (Reversals)		(2)		(33)

Ending	(Won)	688	(Won)	773

Movements in deferred acquisition costs for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010

Beginning	(Won)	71,407	(Won)	38,580
Increase		20,513		8,230
Reversals		(8,777)		(31)

Ending	(Won)	83,143	(Won)	46,779

Insurance premiums and reinsurance

The details of insurance premiums for the three-month periods ended March 31, 2011 and 2010, are as follows:

	March 31, 2011
(in millions of Korean won)	Pure endowment insurance		Death insurance		Endowment insurance		Group insurance		Total

Insurance premiums earned	(Won)	113,746	(Won)	950	(Won)	80,847	(Won)	1,420	(Won)	196,963
Reinsurance premiums paid		65		156		31		716		968

Net premiums earned	(Won)	113,681	(Won)	794	(Won)	80,816	(Won)	704	(Won)	195,995

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

	March 31, 2010
(in millions of Korean won)	Pure endowment insurance		Death insurance		Endowment insurance		Group insurance		Total

Insurance premiums earned	(Won)	164,556	(Won)	1,033	(Won)	160,878	(Won)	1,334	(Won)	327,801
Reinsurance premiums paid		186		18		40		305		549

Net premiums earned	(Won)	164,370	(Won)	1,015	(Won)	160,838	(Won)	1,029	(Won)	327,252

The details of reinsurance transactions for the three-month periods ended March 31, 2011 and 2010, are as follows:

	March 31, 2011
(In millions of Korean won)	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
Individual	(Won)	252	(Won)	148	(Won)	396	(Won)	796
Group		716		458		26		1,200

	(Won)	968	(Won)	606	(Won)	422	(Won)	1,996

	March 31, 2010
(In millions of Korean won)	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
Individual	(Won)	244	(Won)	127	(Won)	294	(Won)	665
Group		305		360		—		665

	(Won)	549	(Won)	487	(Won)	294	(Won)	1,330

Insurance expenses for the three-month periods ended March 31, 2011 and 2010, are as follows:

	March 31, 2011
(In millions of Korean won)	Pure endowment insurance		Death insurance		Endowment insurance		Group insurance		Total

Insurance expense	(Won)	374	(Won)	77	(Won)	11,221	(Won)	355	(Won)	12,027
Dividend expense		11		1		—		—		12
Refund expense		36,076		894		41,974		138		79,082
Provisions		83,167		632		29,258		987		114,044

	(Won)	119,628	(Won)	1,604	(Won)	82,453	(Won)	1,480	(Won)	205,165

Reinsurance claims		—		116		32		457		605

Net insurance expense	(Won)	119,628	(Won)	1,488	(Won)	82,421	(Won)	1,023	(Won)	204,560

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

	March 31, 2010
(In millions of Korean won)	Pure endowment insurance		Death insurance		Endowment insurance		Group insurance		Total

Insurance expense	(Won)	186	(Won)	211	(Won)	12,573	(Won)	284	(Won)	13,254
Dividend expense		1		2		—		—		3
Refund expense		21,924		954		23,238		50		46,166
Provisions		145,672		(3,905)		125,288		735		267,790

		167,783		(2,738)		161,099		1,069		327,213

Reinsurance claims		3		117		8		360		488

Net insurance expense	(Won)	167,780	(Won)	(2,855)	(Won)	161,091	(Won)	709	(Won)	326,725

Measurement basis of insurance liabilities

Insurance contracts subject to measurement of insurance liabilities

As of March 31, 2011, the Group reviewed the adequacy of insurance liabilities on individual annuity insurance contract, participating insurance contract and non-participating insurance contract with fixed interest rate or interest-linked product, excluding variable insurance, a performance dividend product, and employee retirement deposit insurance and retirement insurance, most of which has policy period of less than one year.

Measurement basis

As of March 31, 2011, the measurement basis and historical rates used in calculating insurance liabilities are as follows:

	Historical rates	Measurement basis

Discount rate	4.90%	Based on the Group’s 3-year average investment yield
Surrender rate	KB product: 5~15% (former)Hanil product: 10~15%	Calculation of yearly rate reflected historical rate (surcharge rate is applied to insurance less than one year)
Mortality rate	Expected death rate of non-participating product 5th Experience Mortality Rate table	Based on the security surcharge of historical rate and expected rate
1st year 90%
2nd year 80%
3rd year and thereafter 70%

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Contract amounts, expected interest rate and premium surplus (deficiencies) by insurance contract type as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011
	Contract amount		Expected interest rate (%)	Premium surplus (deficiencies)

Individual annuity	(Won)	1,392,438	5.00	(Won)	27,957
Participating products		72,125	4.60		(5,666)
Non-participating product		6,077,674	4.80		150,852

	(Won)	7,542,237	—	(Won)	173,143

Interest linked	(Won)	7,184,970	4.90	(Won)	194,393
Fixed interest		357,267	7.00		(21,250)

(In millions of Korean won)	Dec. 31, 2010
	Contract amount		Expected interest rate (%)	Premium surplus (deficiencies)

Individual annuity	(Won)	1,407,831	5.00	(Won)	34,389
Participating products		72,860	4.60		(3,224)
Non-participating product		5,645,745	4.80		69,992

	(Won)	7,126,436	—	(Won)	101,157

Interest linked	(Won)	6,596,313	4.90	(Won)	120,958
Fixed interest		530,123	7.00		(19,801)

Insurance risk

Sensitivity factor

Qualitative information of the insurance terms and conditions that have significant affect on insurers’ future cash flow, timing and uncertainty are as follows:

Sensitivity factors	Change in assumption

Investment return	Increase/decrease by 1%
Insurance operating rate	Increase by 10%
Mortality rate	Increase by 5%

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Sensitivity analyses

The sensitivity analysis reflecting the changes of risk factors within reasonable range as of March 31, 2011 and December 31, 2010, are as follows. The result amount of sensitivity analysis is the amount before tax and affects on net asset.

	March 31, 2011
(In millions of Korean won)	Investment return +1%		Investment return -1%		Insurance operating expenses rate 10%		Mortality rate 5%

Pure endowment insurance	(Won)	186,638	(Won)	155,391	(Won)	167,385	(Won)	171,550
Death insurance		(16,072)		(27,435)		(22,327)		(21,247)
Endowment insurance		45,624		(3,527)		19,163		22,062
Group insurance		(13)		(25)		(20)		(19)

	Dec. 31, 2010
(In millions of Korean won)	Investment return +1%		Investment return -1%		Insurance operating expenses rate 10%		Mortality rate 5%

Pure endowment insurance	(Won)	131,703	(Won)	109,339	(Won)	116,916	(Won)	120,950
Death insurance		(14,735)		(25,397)		(20,482)		(19,822)
Endowment insurance		21,900		(25,319)		(3,556)		(681)
Group insurance		13		1		6		7

Credit and Liquidity risk

The concentration of external credit rating by each financial asset as of March 31, 2011 and December 31, 2010, are as follows:

(in millions of Korean won)	March 31, 2011
	Credit-rating
	AAA		AA		A		BB/BBB		Speculative		Not-rated		Total
Carrying amount:
Insurance receivable	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	7,345	(Won)	7,345
Reinsurance receivable		—		663		426		—		—		—		1,089
Ratio (%):
Insurance receivable		—		—		—		—		—		100.00		100.00
Reinsurance receivable		—		60.88		39.12		—		—		—		100.00

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

(in millions of Korean won)	Dec. 31, 2010
	Credit-rating
	AAA		AA		A		BB/BBB		Speculative		Not-rated		Total
Carrying amount:
Insurance receivable	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	6,561	(Won)	6,561
Reinsurance receivable		—		75		130		—		—		—		205
Ratio (%):
Insurance receivable		—		—		—		—		—		100.00		100.00
Reinsurance receivable		—		36.10		63.90		—		—		—		100.00

Maturities of insurance liabilities as March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	March 31, 2011
	Currently due		No later than 1 month		1~ 3 months		3~12 months		1 ~ 5 years		Over 5 years		Total
Insurance liabilities	(Won)	1,794	(Won)	1,488	(Won)	5,012	(Won)	7,944	(Won)	118,433	(Won)	2,837,549	(Won)	2,972,220

(In million of Korean won)
	Dec. 31, 2010
	Currently due		No later than 1 month		1~ 3 months		3~12 months		1 ~ 5 years		Over 5 years		Total
Insurance liabilities	(Won)	—	(Won)	—	(Won)	—	(Won)	23,645	(Won)	93,450	(Won)	2,741,081	(Won)	2,858,176

34. Supplemental Cash Flow Information

Cash and cash equivalents as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010
Cash	(Won)	1,774,538	(Won)	1,594,505
Checks with other banks		771,795		643,270
Due from Bank of Korea		2,383,244		2,972,548
Due from other financial institutions		1,471,234		1,634,340

		6,400,811		6,844,663

Restricted due from financial institutions		(2,855,984)		(3,360,053)
Due from financial institutions with original maturities over three months		(266,569)		(218,195)

		(3,122,553)		(3,578,248)

	(Won)	3,278,258	(Won)	3,266,415

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Significant non-cash activities for three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010
Decrease in loans due to the write-offs and restructuring	(Won)	336,679	(Won)	323,613
Changes in accumulated other comprehensive income due to valuation of investment securities		146,879		7,496
Decrease in accounts receivable from debt-equity swap		919		86,835

Cash inflow and outflow due to income tax, interest and dividend for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010
Income tax paid	(Won)	455	(Won)	(23,520)
Interest received		3,689,510		3,634,035
Interest paid		1,874,432		1,799,812
Dividend received		37,427		20,347
Dividend paid		16,148		16,148

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

35. Contingent liabilities and commitments

Acceptances and guarantees as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010

Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in won
Acceptances and guarantees for corporate purchasing card	(Won)	820,560	(Won)	801,657
Other acceptances and guarantees in won		961,885		907,609

		1,782,445		1,709,266

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		384,391		294,191
Letter of guarantees		87,782		65,966
Bid Bond		25,250		64,462
Performance bond		730,944		647,318
Refund guarantees		2,907,819		2,945,179
Other acceptances and guarantees in foreign currencies		388,654		297,813

		4,524,840		4,314,929

Financial guarantees
Acceptances and guarantees for debentures in issue		397		397
Acceptances and guarantees for mortgage		58,899		69,901
Oversea debt guarantees		230,690		239,707
International financing guarantees in foreign currencies		33,216		292,470
Financial guarantees		20,000		—

		343,202		602,475

		6,650,487		6,626,670

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		5,073,248		4,362,986
Guarantees of advances from customers		1,652,231		2,089,411

		6,725,479		6,452,397

	(Won)	13,375,966	(Won)	13,079,067

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Acceptances and guarantees by counter party as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	March 31, 2011
	Confirmed guarantees		Unconfirmed guarantees		Total		Percentage (%)

Corporations	(Won)	4,764,018	(Won)	2,915,720	(Won)	7,679,738	57.41
Small companies		1,852,526		1,480,551		3,333,077	24.92
Public and others		33,943		2,329,208		2,363,151	17.67

	(Won)	6,650,487	(Won)	6,725,479	(Won)	13,375,966	100.00

(In millions of Korean won)
	Dec. 31, 2010
	Confirmed guarantees		Unconfirmed guarantees		Total		Percentage (%)

Corporations	(Won)	4,619,783	(Won)	2,901,615	(Won)	7,521,398	57.51
Small companies		1,893,387		1,277,378		3,170,765	24.24
Public and others		113,500		2,273,404		2,386,904	18.25

	(Won)	6,626,670	(Won)	6,452,397	(Won)	13,079,067	100.00

Acceptances and guarantees by industry as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	March 31, 2011
	Confirmed guarantees		Unconfirmed guarantees		Total		Percentage (%)

Public	(Won)	31,842	(Won)	2,245,617	(Won)	2,277,459	17.03
Financial service		62,647		7,536		70,183	0.52
Service		511,338		45,337		556,675	4.16
Manufacturing		4,090,424		3,147,540		7,237,964	54.11
Others		1,954,236		1,279,449		3,233,685	24.18

	(Won)	6,650,487	(Won)	6,725,479	(Won)	13,375,966	100.00

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

(In millions of Korean won)
	Dec. 31, 2010
	Confirmed guarantees		Unconfirmed guarantees		Total		Percentage (%)

Public	(Won)	38,641	(Won)	2,207,654	(Won)	2,246,295	17.18
Financial service		28,059		2,067		30,126	0.23
Service		300,826		31,747		332,573	2.54
Manufacturing		4,489,697		3,263,259		7,752,956	59.28
Others		1,769,447		947,670		2,717,117	20.77

	(Won)	6,626,670	(Won)	6,452,397	(Won)	13,079,067	100.00

Loan commitments as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	March 31, 2011		Dec. 31, 2010

Loan commitments
Corporate loan commitment	(Won)	29,464,370	(Won)	27,644,011
Consumer loan commitment		14,364,676		14,149,393
Credit card limit		46,973,545		44,776,141
Other acceptance and guarantees in foreign currencies		28,787		29,611
Private indirect reinvestment trusts for the stabilization of bond markets		518,913		518,913
United Asset Management Corporation		89,950		89,950
Purchase of security investment		632,150		559,950

		92,072,391		87,767,969

Financial Guarantees
Credit line		166,500		155,162
Purchase of security investment		481,000		396,050

		647,500		551,212

	(Won)	92,719,891	(Won)	88,319,181

Other Matters (Litigation, and others)

The Group has filed 115 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of (Won) 638,965 million, and faces 259 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of (Won) 1,402,927 million, which arose in the normal course of the business and are still pending as of March 31, 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The Korea Lottery Service Inc. (“KLS”) filed lawsuits against Kookmin Bank in relation to the commitment fees (3 cases with the total damages of (Won) 599,713 million). However, in substance, the government (lottery fund) is responsible for the commitment fees. Kookmin Bank expects that the lawsuits would not affect its financial position even if the court rules in favor of the plaintiff. The Korea government filed a civil lawsuit against KLS, an accounting firm and Kookmin Bank (responsible party) seeking the total damages of (Won) 320,800 million. The plaintiff contends that the excessive payment of lottery service commission fees were due to the illegal act of Kookmin Bank’s employees and others. The court decided in favor of Kookmin Bank in the first trial and the Korea government appealed to the court on the above decision on May 13, 2009. The high court declared Kookmin Bank’s employees as not guilty in its second trial of the criminal lawsuit filed by the Korea Prosecutory Authorities against Kookmin Bank’s employees. The government appealed to the Supreme court on this decision. It is uncertain as to whether Kookmin Bank will be ultimately liable for the damages in the aforementioned lawsuit, and no estimate can be made of the amount of the potential liabilities as of March 31, 2011.

The claims for damage (total litigation value is (Won) 119,842 million for total of four cases) are brought by the government of Republic of Korea and Nonghyup, and the first trial is in process as of March 31, 2011, and the result cannot be predicted.

Kookmin Bank had filed an action in relation to the commission fee against the government of Republic of Korea with claims of (Won) 116,482 million because the government of Republic of Korea cut down and paid the commission fee of National Housing funds, and Kookmin Bank won the lawsuit on its third trial on March 24, 2011.

According to shareholders’ agreement among Kookmin Bank on September 25, 2009, International Finance Corporation (“IFC”) and remaining shareholders, the Kookmin Bank granted a put option to IFC with right to sell shares of JSC Bank Center Credit to itself or its designee. The put option may be exercised by IFC at any time from February 24, 2013 to February 24, 2017. However, if the put trigger event defined in shareholders’ agreement occurs, and consequently, if a put notice is delivered to Kookmin Bank within 60 days from the date when IFC recognizes such event, IFC may also exercise its put option at any time after February 24, 2010.

Kookmin Bank underwent tax investigation from Seoul Regional Tax Office, and received penalties in relation to corporate tax and paid the amount of (Won) 438,975 million in 2007. Kookmin Bank claimed in an application for adjudication on August 2007, in amount of (Won) 438,863 million in relation to the items of notices. (Won) 39,344 million has been refunded to Kookmin Bank as a result of appeals to National Tax Tribunal, which were ruled in favor of Kookmin Bank and (Won) 58,721 million was refunded upon a revocation of refusal disposition of the rectification on corporate tax. In addition, Kookmin Bank filed an appeal for other cases refused for rectification with Seoul Administrative Courts, which were ruled in favor of the Bank on April 1, 2011. On April 19, 2011, the National Tax Service of Korea appealed this case to the Seoul High Court, which it is currently pending.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

36. Securitization

The Group transferred loans and other financial assets to SPEs, and issued debentures secured by those transferred assets.

The details of borrowings which are secured by loans and other financial assets as of March 31 2011 and December 31, 2010, are as follows:

	March 31, 2011
(In millions of Korean won)	Interest Rates (%)	Expiration date	Senior debenture		Underlying assets
					Loans		Securities

KB Mortgage Loan 1st Securitization Specialty Co., Ltd. [1]	2.27	2039-12-08	(Won)	415,464	(Won)	496,575	(Won)	—
KB 13th Securitization Specialty Co., Ltd.	—	—		—		4,055		—
KB 14th Securitization Specialty Co., Ltd.	—	—		—		1,792		—
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd. [2]	5.52	2012-10-09		3,258		19,000		—
New Star First Co., Ltd.	4.65~5.05	2011-04-18		100,200		—		100,484

Senior debentures			(Won)	518,922	(Won)	521,422	(Won)	100,484

	Dec. 31, 2010
(In millions of Korean won)	Interest Rates (%)	Expiration date	Senior debenture		Underlying assets
					Loans		Securities

KB 9th Securitization Specialty Co., Ltd.	—	—	(Won)	—	(Won)	785	(Won)	—
KB 10th Securitization Specialty Co., Ltd.	—	—		—		1,570		—
KB 11th Securitization Specialty Co., Ltd.	—	—		—		1,846		—
KB 12th Securitization Specialty Co., Ltd.	—	—		—		546		—
KB 13th Securitization Specialty Co., Ltd.	—	—		—		95,834		—
KB 14th Securitization Specialty Co., Ltd. [2]	6.03~6.57	2012-01-04		30,000		85,564		—
KB Mortgage Loan First Securitization Specialty Co., Ltd. [1]	1.98	2039-12-08		423,379		522,059		—
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd. [2]	5.08	2012-10-09		3,258		19,000		—
New Star First Co., Ltd.	4.65~5.05	2011-01-19		100,300		—		100,985

Senior debentures			(Won)	556,937	(Won)	727,204	(Won)	100,985

[1]	Included in Floating rate debentures in foreign currency. (Note 20)
[2]	Included in Floating rate debentures in won. (Note 20)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

37. The Subsidiaries

The details of subsidiaries as of March 31, 2011, are as follows:

Name of subsidiary	Location	Industry

Kookmin Bank	Korea	Banking and domestic, foreign exchange transaction
KB Kookmin Card Co., Ltd	Korea	Credit card & Installment finance
KB Investment & Securities Co., Ltd.	Korea	Trading securities and brokerage
KB Life Insurance Co., Ltd.	Korea	Financial insurance
KB Asset Management Co., Ltd.	Korea	Security investment trust management and advisory
KB Real Estate Trust Co., Ltd.	Korea	Land developing trusts and management
KB Investment Co., Ltd.	Korea	Investment and Loan
KB Credit Information Co., Ltd.	Korea	Recovery of receivables or credit investigation
KB Data System	Korea	Software advisory, development, and supply
Powernet Co., Ltd.	Korea	Electronic product manufacturing and selling
Kookmin Bank Int’l Ltd.(London)	London	Banking and foreign exchange transaction
Kookmin Bank Hong Kong Ltd.	Hong Kong	Banking and foreign exchange transaction
Kookmin Bank Cambodia PLC.	Cambodia	Banking and foreign exchange transaction
KB Investment & Securities Hong Kong Limited	Hong Kong	Trading securities and brokerage
Principal Reserve Trust	Korea	Trust
KB 9th Securitization Specialty Co., Ltd. and 13 others	Korea and others	Asset securitization
KB06-1 Venture Investment and 10 others	Korea	Investment
KB Evergreen Private securities26 (Bond) and 24 others	Korea	Private equity fund

Kookmin Bank

Kookmin Bank engages in the banking business in accordance with Banking Act, trust business in accordance with Capital Market and Financial Investment Business Act and other relevant businesses. As of March 31, 2011, the Bank has 1,141 domestic branches and offices and 6 overseas branches (excluding 3 subsidiaries and 2 offices). Kookmin Bank’s paid-in capital as of March 31, 2011, is (Won) 2,021,896 million.

KB Kookmin Card Co., Ltd.

KB Kookmin Card Co., Ltd. (the “KB Kookmin Card”) was established by spin off of previously Kookmin Bank’s credit card business segment on March, 2011, to engage in credit card business Act on Registration of Credit Business and Protection of Finance Users and other related business. Its headquarters are located in Seoul. KB Kookmin Card’s paid-in capital as of March 31, 2011, is (Won) 460,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

KB Investment & Securities Co., Ltd.

KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) was established on August 16, 1995, to engage in financial investment business service including investment trading service and brokerage service and in other related services in accordance with Capital Market and Financial Investment Business Act. On March 11, 2008, the former Hannuri Investment & Securities changed its name to KB Investment & Securities. KB investment & Securities Co., Ltd. merged with KB Future., Ltd. on March 12, 2011. Its headquarters are located in Seoul. KB Investment & Securities’ paid-in capital as of March 31, 2011, is (Won) 107,252 million.

KB Life Insurance Co., Ltd.

KB Life Insurance Co., Ltd. (the “KB Life Insurance”) was established on April 29, 2004, to engage in financial insurance operations. On May 31, 2004, the company merged with Hanil Life Insurance Co., Ltd., undertaking all the insurance contracts and related assets and liabilities. The life insurance business under the Insurance Business Act is one of the company’s major business operations. Its headquarters are located in Seoul. KB Life Insurance’s paid-in capital as of March 31, 2011, is (Won) 276,000 million.

KB Asset Management Co., Ltd.

KB Asset Management Co., Ltd. (the “KB Asset Management”) was established on April 1988 to engage in investment advisory services including consulting and providing information on investment in securities and on July 1997, started to engage in collective investment business (previously known as security investment trust operations) under Capital Market and Financial Investment Business Act (previously called the Security Investment Trust Business Act). Its headquarters are located in Seoul. KB Asset Management’s paid-in capital as of March 31, 2011, is (Won) 38,338 million.

Real Estate Trust Co., Ltd.

KB Real Estate Trust Co., Ltd. (the “KB Real Estate Trust”) was established on December 3, 1996, to provide real estate trust services including land trust. Under the Capital Market and Financial Investment Business Act (previously called the Trust Business Act), Financial Services Commission authorized the company to engage in real estate trust service. On September 16, 2002, the name of the company changed to KB Real Estate Trust Co., Ltd. from Jooeun Real Estate Trust Inc. The 23 land trust operations are in progress, and a number of other trust services such as collateral trusts are already engaged and ready to operate. Its headquarters are located in Seoul. KB Real Estate Trust’s paid-in capital as of March 31, 2011, is (Won) 80,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

KB Investment Co., Ltd.

KB Investment Co., Ltd. (the “KB Investment”) was established on March 27, 1990, to provide services to small startup companies. Its main business is to invest in venture companies and small startup companies, and to organize startup investment cooperatives and private equity funds. On April 3, 1990, the company, under Section 7 of the Support for Small and Medium Enterprise Establishment Act, was listed on Small Business Administration as a small startup business investment organization. KB Investment purchases impaired loans, invests in companies under debt restructuring process, and sells reorganized companies after normalization. On March 2001, the company, under the Industrial Development Act, registered as Corporate Restructuring Company in the Ministry of Knowledge Economy. Its headquarters are located in Seoul. KB Investment’s paid-in capital as of March 31, 2011, is (Won) 44,759 million.

KB Credit Information Co., Ltd.

KB Credit Information Co., Ltd. (the “KB Credit Information”) was established on October 9, 1999, under the Credit Information Protection Act to engage in loan collection services and credit research services. On May 2, 2002, the company merged with KM Credit Information Inc. to improve management of subsidiaries. As approved by its shareholders on October 28, 2002, its name was changed from Kookeun Credit Information Co., Ltd. to KB Credit Information Co., Ltd. Its headquarters are located in Seoul. KB Credit Information’s paid-in capital as of March 31, 2011, is (Won) 6,262 million.

KB Data Systems Co., Ltd.

KB Data Systems, Co., Ltd. (the “KB Data Systems”) was established on September 1991 to engage in computer system development and its sales, system maintenance, and information technology outsourcing services. Its headquarters are located in Seoul. KB Data Systems’ paid-in capital as of March 31, 2011, is (Won) 8,000 million.

Kookmin Bank Int’l Ltd.(London)

Kookmin Bank Int’l Ltd.(London) was established in November 1991 and operates its businesses mainly in general banking, trading finance, foreign currency exchange, and derivatives. Its name was changed from Korea Long Term Credit Bank Int’l Ltd. to Kookmin Bank Int’l Ltd.(London) when the Bank merged with Korea Long Term Credit Bank in January 1999. The headquarters are located in London, England. Kookmin Bank Int’l Ltd.(London)’s paid-in capital as of March 31, 2011, is USD 30,392,000.

Kookmin Bank Hong Kong Ltd.

Kookmin Bank Hong Kong Ltd. was established in July 1995 and operates its businesses in general banking and trading finance. The headquarters are located in Hong Kong. Kookmin Bank Hong Kong Ltd.’s paid-in capital as of March 31, 2011, is USD 20,000,000.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Kookmin Bank Cambodia PLC.

Kookmin Bank acquired 51% of ownership of Kookmin Bank Cambodia PLC. In May 2009. As of March 31, 2011, Kookmin Bank owns 53.19% through participation in paid-in capital increase in December 2010. In particular, Kookmin Bank Cambodia PLC. mainly operates lending, borrowing, foreign currency exchange services, and other ordinary banking business. The headquarters are located in Phnom Penh, Cambodia. Kookmin Bank Cambodia PLC.’s paid-in capital as of December 31, 2010, is USD 16,000,000.

Special Purpose Company specializing in a business of asset-backed securitization

Special Purpose Company operates issuing and redeeming the asset-backed securities by purchasing, managing, investing and selling of the right to the loans (securitization assets) in accordance with Asset-Backed Securitization Act.

Other subsidiaries are Private equity fund, Principal Reserve Trust, and Investment partnership and so on.

Special Purpose Entities

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. However, there are some cases where the Group may still control some entities, mostly Special Purpose Entities (the “SPE”), with less than one half of the voting rights for a single, well-defined, and narrow purpose. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs often are created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the SPE. Frequently, these provisions specify that the policy guiding the ongoing activities of the SPE cannot be modified, other than perhaps by its creator or sponsor.

The Group consolidates a SPE when, in substance, the Group controls the SPE as follows:

•	In substance, the activities of the SPE are being conducted on behalf of the entity according to its specific business needs so that the Group obtains benefits from the SPE’s operation;

•

In substance, the Group has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Group has delegated these decision-making powers;

•	In substance, the Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or

•	In substance, the Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The types of SPEs are asset securitization specialty company, project financing company, privately placed fund, partnership and others and the purpose of business activities of SPEs are the securitization of assets, providing lines of credit by purchasing subordinated bonds, ABCP and others, granting loans, investing in equity shares, and managing assets.

38. Finance/Operating Lease

The future minimum lease payments arising from the non-cancellable lease contracts as of March 31, 2011, are as follows:

Finance lease

(In millions of Korean won)	March 31, 2011

Net book value of finance lease assets
Minimum lease payment	(Won)	13,411
Within 1 year		12,209
1-5 years		1,202

	(Won)	30,491

Present value of minimum lease payment
No later than 1 year	(Won)	11,854
1-5 years		1,126

	(Won)	12,980

Contingent rent	(Won)	—
Minimum sublease		—

Operating lease

(In millions of Korean won)	March 31, 2011

Minimum lease payment
Within 1 year	(Won)	104,971
1-5 years		82,850
Over 5 years		1,842

	(Won)	189,663

Minimum sublease payment	(Won)	103
Lease payment reflected in profit or loss
Minimum lease payment	(Won)	44,717
Contingent rent		—
Sublease payment		27

	(Won)	44,744

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

39. Related Party Transactions

Significant related party transactions for the three-month periods ended March 31, 2011 and 2010 are as follows:

		March 31, 2011
(In millions of Korean won)		Revenues		Provision for credit losses		Expenses

Associates	Korea Credit Bureau Co., Ltd.	(Won)	1	(Won)	—	(Won)	38
	United Asset Management CO., Ltd.		491		23		32
	KB Gobal Star Game and Maps		13		(3)		6
	KT-Wibro Infra Co., Ltd.		1,600		—		—
Joint ventures	Burrill-KB Life Science Fund		—		—		—
Key managements			70		(1)		349
Other	Retirement pension		33		—		112

		(Won)	2,208	(Won)	19	(Won)	537

		March 31, 2010
(In millions of Korean won)		Revenues		Provision for credit losses		Expenses

Associates	Korea Credit Bureau Co., Ltd.	(Won)	—	(Won)	—	(Won)	65
	United Asset Management CO., Ltd.		31		—		19
	KB Global Star Game & Apps SPAC		—		—		—
	KT Wibro infrastructure		—		—		—
Joint ventures	Burrill-KB Life Science Fund		447		—		372
Key managements			4,131		1		1,467
Other	Retirement pension		24		—		111

		(Won)	4,633	(Won)	1	(Won)	2,034

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of March 31, 2011 and 2010, are as follows:

		March 31, 2011
(In millions of Korean won)		Receivables		Allowances for credit losses		Payables
Associates	Korea Credit Bureau Co., Ltd.	(Won)	—	(Won)	—	(Won)	3,764
	United Asset Management CO., Ltd		18		49		163
	KB Global Star Game & Apps SPAC		2,373		2		1,373
	KT Wibro infrastructure		—		—		—
Joint ventures	Burrill-KB Life Science Fund		793		784		—
Key managements			34,617		11		9,241
Other	Retirement pension		—		—		21,144

		(Won)	37,801	(Won)	846	(Won)	35,685

		Dec. 31, 2010
(In millions of Korean won)		Receivables		Allowances for credit losses		Payables
Associates	Korea Credit Bureau Co., Ltd.	(Won)	—	(Won)	—	(Won)	9,725
	United Asset Management CO., Ltd		40,330		71		15
	KB Global Star Game & Apps SPAC		1,083		2		1,472
	KT Wibro infrastructure		—		—		—
Joint ventures	Burrill-KB Life Science Fund		793		784		—
Key managements			154,763		72		14,559
Other	Retirement pension		—		—		7,919

		(Won)	196,969	(Won)	929	(Won)	33,690

According to K-IFRS No. 1024, the Group includes associated companies, key management (including family members) of joint venture companies, and accrued severance benefit plans of the Group and of related parties in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the financial statements. Refer to Note 13 for details on investments in associates and joint ventures.

Key management includes the directors of the Parent Company and the directors (vice-president and above) of Kookmin Bank, and KB kookmin card and companies where the directors and their close family members have the power to influence decision-making process. The Group recognized receivables amounting to (Won) 34,617 million, (Won) 154,763 million and related allowances for loan losses, amounting to (Won) 28,475 million, (Won) 152,023 million from the sale to key management. Of those amounts, loans amounting to (Won) 152,023 million, and related allowances for possible loan loss amounting to (Won) 68 million, are from companies where key management has a power to influence decision-making process.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Accrued severance benefit plan is based on retirement benefit pension plan. The Group discloses receivable and payable balances arising from the transactions between the Group and retirement benefit pension plan assets in the notes to the financial statements. The Kookmin Bank has deposits of (Won) 21,144 million and (Won) 7,919 million received from the retirement benefit pension plan and accounted for the amount received as deposits in liabilities as of March 31, 2011 and December 31, 2010.

Types and amounts of benefits compensated to key management as of March, 31, 2011 and 2010, are as follows:

	March 31, 2011
(In millions of Korean won)	Short-term employee benefits		Benefits payment		Share-based payments		Total
Registered director (executive)	(Won)	682	(Won)	—	(Won)	143	(Won)	825
Registered director (non-executive)		91		—		—		91
Non-registered director		1,097		3		(215)		885

	(Won)	1,870	(Won)	3	(Won)	(72)	(Won)	1,801

	March 31, 2010
(In millions of Korean won)	Short-term employee benefits		Benefits payment		Share-based payments		Total
Registered director (executive)	(Won)	585	(Won)	49	(Won)	8,864	(Won)	9,498
Registered director (non-executive)		204		—		(79)		125
Non-registered director		1,607		29		3,550		5,186

	(Won)	2,396	(Won)	78	(Won)	12,335	(Won)	14,809

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

40. Business Combination

General Information

Chungkang Co., Ltd. in which KB-Glenwood Private Equity Fund 1, a subsidiary of the Parent Company, participated at the initial capital investment, agreed to acquire Powernet Technologies Co., Ltd. which has major business objective in manufacturing and sale of electrical equipment such as power generating equipment, on December 16, 2009. Accordingly, as of December 24, 2009, Chungkang Co., Ltd. acquired 36,000,000 ordinary shares ((Won) 2,122 per share) which comprise 92.64% of ordinary shares of Powernet Technologies Co., Ltd.

Meanwhile, Powernet Technologies Co., Ltd., under the court decision on January 12, 2005, underwent liquidation process resulted from the long-term economic downturn and decrease of product price due to the competitiveness with Chinese companies. However, the Parent Company regained its control over Powernet Technologies Co., Ltd. when the liquidation process was completed on February 12, 2010, through early repayment of restructured debts using the capital it received from Chungkang Co., Ltd.

Powernet Technologies Co., Ltd.’s financial information used for the preparation of consolidated financial statements of the Group was as of and for the year ended December 31, 2010, and, therefore, does not include revenue and income for the three-month period ended March 31, 2011. Meanwhile, any significant transactions or events occurred during the period from December 31, 2010, closing date for Powernet Technologies Co., Ltd., to March 31, 2011, consolidated financial statements date, are reviewed, and there was no adjustment accounted for in the consolidated financial statements.

The fair value of Powernet Technologies Co., Ltd.’s ordinary shares newly issued to Chungkang Co., Ltd. are as follows:

(In millions of Korean won)	Fair value

Fair value of interests on Powernet Co., Ltd owned before business combinations [1]	(Won)	76,392

[1]	Powernet Technologies Co., Ltd. newly issued ordinary shares to new shareholders on December 24, 2009, and accordingly, Chungkang Co., Ltd. acquired 36,000,000 shares at (Won) 2,122 per share.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The details of identifiable assets and liabilities are as follows:

(In millions of Korean won)	Amount

Cash and due from financial instruments	(Won)	65,913
Loans		238
Financial assets		11
Property, plant and equipment and investment property		3,422
Intangible assets		1
Deferred income tax assets		6,356
Other assets		14,764
Current tax liabilities		(8)
Other liabilities		(15,076)

	(Won)	75,621

•	The increase of (Won) 962 million in the value of land is added to the book value of property, plant and equipment and investment property as a result of fair value measurement.

•	The decrease of (Won) 405 million in the value of available-for-sales securities is subtracted from the book value of financial assets as a result of fair value measurement.

•

The fair values of trade receivables, amounting to (Won) 8,363 million and accounts receivable, amounting to (Won) 2,779 million, are same as the book values, and the related provision ratio for each account is 1%.

Goodwill

Goodwill acquired in business combination is as follows. There is no goodwill which is deductible for tax purposes

(In million of Korean won)	Amount

Total considerations (A)	(Won)	76,392
Fair value of identifiable assets and liabilities before deferred income tax (B)		(75,621)
Effects of deferred liability on difference between fair value and book value (C)		122
Controlling interest of net fair values after deferred income tax [(D)=((B)+(C))X92.64%]		(69,938)

Goodwill [(E)=(A)+(D)]	(Won)	6,454

The non-controlling interest amount as of the acquisition date is (Won) 5,569 million, and the amount is computed considering the non-controlling interest share in the total identifiable assets.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

41. Transition to K-IFRS: “Holding company consolidation standard”

The Group’s interim consolidated financial statements as of and for the three-month period ended March 31, 2011 has been prepared in accordance with K-IFRS which was adopted on January 1, 2011. The Group’s statement of financial position as of December 31, 2010, and the interim consolidated financial statements for the three-month ended March 31, 2010 had been prepared in accordance with K-GAAP. However, K-IFRS No. 1101, “First time adoption of K-IFRS”, was implemented and these financial statements have been restated in accordance with K-IFRS and the Group’s transition date to K-IFRS was January 1, 2010.

Significant GAAP differences between K-IFRS and K-GAAP

Significant GAAP differences between K-IFRS and K-GAAP in preparing the Group’s consolidated financial statements are as follows:

First time adoption of K-IFRS

The exemptions from other K-IFRS which the Group optionally elected in accordance with K-IFRS No. 1101 are as follows:

•

Business combination: For business combination transactions, which occurred Business combination: For business combination transactions, which occurred prior to the transition date, K-IFRS No. 1103, “Business Combination” is not applied retrospectively.

•

Deemed cost as fair value or revalued amount: The Group applies revalued amount reported under K-GAAP as deemed cost for certain tangible asset Deemed cost as fair value or revalued amount: The Group applies revalued amount reported under K-GAAP as deemed cost for certain tangible assets (land and building). Accordingly, gain on revaluation of tangible assets calculated under K-GAAP is reclassified as retained earnings and there is no effect to financial statements except for the reclassification.

•

Recovery and reserved liabilities included in cost of tangible assets: Change in allowances associated with expected recovery or changes for tangible assets are not retroactively estimated from the time of initial acquisition. Change in the amount of allowances is estimated only once at the transition date.

•

The Group applied K-IFRS No. 1101 which is expected to be applied on July 1, 2011. Accordingly the Group applied K-GAAP on the results of transactions that occurred before the date of transition for the derecognition of financial instruments and unrecognized its assets and liabilities in accordance with K-IFRS.

•	Cumulative translation difference: Cumulative translation differences for all foreign operations existing on the transition date are deemed zero.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Significant GAAP differences between K-GAAP and K-IFRS

GAAP differences	K-GAAP	K-IFRS

Scope of Consolidation

Determined by Article 1-3 (1) and (2) of External Audit of Stock Companies before amendment

- Largest shareholder with 30 % or more of voting power in subsidiary.

- Where it can exercise right in determining significant financial or operation decisions of other company and the company is determined to be consolidated by Korean Financial Services Commission.

The entity classifies the subsidiaries as general purpose company or special purpose entity according to its influence over financial and operational policies of an entity so as to obtain benefits from its activities and of which a number of factors are to be considered.

-General entities: Parent company model

-Special purpose entities: Risks rewarding model

Allowances for loan losses

The calculation of allowances for loan losses is based on the estimates made through reasonable and objective method for receivables of uncertain collectability.

Higher amounts estimated following between below two method is used:

i) allowances for loan losses based on historical loss data

ii) allowances provided in accordance with directed minimum percentage rate in its respective asset quality category as prescribed by the Regulation on Supervision of Banking Business.

If there is objective evidence that an impairment loss on loans at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

An entity first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant.

If an entity determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

Such group estimation model is applied by probability of default of asset (assets group) and loss given default by mortgage types with regard to various factors such as type of commodity and borrowers, credit rating, size of portfolio, impairment period, collecting period, etc.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Unused commitments/guarantees	Reserve more than minimum funding rate of asset quality in accordance with rules reflecting a result of asset quality classification and credit conversion factor.	The amount recognized as a provision shall be the best estimate of the expenditure required to settle the present obligation at the reporting date. The risks and uncertainties that inevitably surround many events and circumstances shall be taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, the amount of a provision shall be the present value of the expenditures expected to be required to settle the obligation. Evaluation models using various risk factors such as CCF(Credit Convert Factor), PD(Probability of Default) and LGD(Loss Given Default) are employed.

Interest income recognized by effective interest method

Interest income is recognized using effective interest method except for the following which is recognized when cash is received:

i) Interest on loan whose principal or interest is past due at the end of the reporting period, or,

ii) loans with entity at default that has no guarantee from financial institutions and has deposits as collateral less than the outstanding amount at the end of the reporting period

Loan origination costs that have future economic benefits and identifiable by transactions are deferred and amortized using effective interest method.

Interest income is recognized using effective interest method. All direct loan origination fees are deferred and recognized through effective interest method

Impairment recognition of securities

When there is an objective evidence of impairment, impairment loss shall be recognized.

If, in a subsequent period, the amount of the impairment loss in available-for-sale security at fair value is related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss can be reversed.

Along with an objective evidence of impairment a significant or prolonged decline in the fair value of an equity security below its cost is also objective evidence of impairment.

Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss.

Change in definition of derivative

A derivative is a financial instrument or other contract having all the following characteristics;

a. Needs underlying variables and units specified in contract (or payment rules)

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would have an effect to have a similar response to changes in market prices; and

Derivative is a financial instrument or other contract having all three of the following characteristics:

a. Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the ‘underlying’);

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

c. Able to be settled net in cash

b. It requires no initial net investment or an
initial net investment that is smaller than
would be required for other types of contracts
that would be expected to have a similar
response to changes in market factors; and

c. It is settled at a future date.

Fair Value Adjustments of Financial Instruments

When derivatives are exposed to counterparty credit risk, credit value adjustments is measured in accordance with minimum percentage rate by asset category as prescribed in the Regulation on Supervision of Banking Business

Adjustment of bid or asking price: apply mid-market price

When derivatives are exposed to credit risk, credit risk of itself or of counterparty is evaluated according to risk position.

Apply bid or asking price by risk position in valuation of financial instrument

Customer Loyalty Programs	Provisions on credit card points provided to customers are recognized based on the estimated future costs when sale occurs.	Revenue recognition for the amount of fair value of credit card points at the point of sale is deferred and recognized as revenue or expensed when it is redeemed by customers or expired.

Employee Benefits

Retirement benefits: Benefits are measured based on assumption that all eligible employees and directors, with at least one year of service, were to terminate their employment at the end of the reporting period.

Short-term employee benefit: Compensation for unused annual leave is recognized as expense during the period when payment is made.

Post-employment benefit obligation: It is measured by an actuarial valuation method using projected unit credit method

Short-term employee benefit : It is recognized as expense during the period when services are provided and benefits are earned.

Asset Retirement Obligation	No provision is recognized for restoration cost of leased property.	The expected restoration cost for structures in leased office used for business purpose is recognized as liability. After that, the amount is included in acquisition cost, which shall be depreciated and re-evaluated annually.

Hybrid bond	Hybrid bond is classified as liability by its legal form	Hybrid bond is classified as equity or liability by the substance of contracts. Therefore, if it has unconditional right to avoid delivering financial asset such as cash to settle the contractual obligation, it is classified as equity instrument and presented as a part of equity.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

Goodwill	Goodwill is amortized over the reasonable period from the beginning of the first annual period in which it occurs using straight-line method.	Goodwill acquired in a business combination shall not be amortized, for goodwill, an entity shall test goodwill for impairment annually

Gain on a bargain purchase	Gain on a bargain purchase is reversed over the reasonable period from the beginning of the first annual period in which it occurs using straight-line method.	Gain on a bargain purchase is recognized in the period it occurs through profit or loss.

Deferred income tax

Recognition of deferred income tax asset: deferred income tax asset shall be recognized if it is probable that the tax benefit is utilized.

Determine whether deferred income tax asset or deferred income tax liability shall be recognized by temporary difference between the carrying amount of an investment asset in the statement of financial position of subsidiary and its tax base.

Recognition of deferred income tax asset: deferred income tax asset shall be recognized if it is probable that the tax benefit is utilized Recognize deferred income tax asset or deferred income tax liability in a way that temporary differences are realized

Foreign currency translation

- Foreign currency transaction:

Assets or liabilities denominated in foreign currency for each statement of financial position presented shall be translated at the closing rate at the end of the reporting period, gain or loss arising from this recorded as loss on foreign currency exchange or gain on foreign currency exchange in profit or loss.

- Foreign branches:

Translation of financial statements in a foreign currency to Korean won for a branch of a reporting entity shall be translated at the closing rate at the end of the reporting period.

- Foreign currency transaction:

At each reporting date:

a. Foreign currency monetary items shall be translated using the closing rate

b. Non-monetary items that are measured in terms of historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction

c. Non-monetary items that are measured at fair value in a foreign currency shall be translated using the exchange rates at the date when the fair value was determined.

- Foreign branches:

If the presentation currency differs from the entity’s functional currency, it shall be translated into a different presentation currency using the following procedures:

a. Assets and liabilities for each statement of financial position presented shall be translated at the closing rate at the end of the reporting period.

b. Equity: historical rate

c. Income and expenses for each income statement shall be translated at average exchange rates.

d. All resulting exchange differences shall be recognized as other comprehensive income and on disposal of the foreign operation, the

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

amount of the exchange differences shall be recognized in profit or loss as a reclassification adjustment when the gain or loss on disposal is recognized.

Derecognition of a financial asset	No applicable priority of requirements to derecognize a financial asset but an entity uses controls, risks and rewards altogether.	When an entity retains substantially all the risks, rewards and controls of ownership of transferred assets, financial assets shall not be derecognized.

The impact on the financial information of the Group as a result of adoption of K-IFRS

The impact to the Group’s financial positions, operating results and cash flows as a result of adopting K-IFRS are as follows:

The details of adjustments to the financial position as of January 1, 2010 (transition date), are as follows:

(In millions of Korean won)	Assets		Liabilities		Equity

K-GAAP	(Won)	262,168,450	(Won)	244,057,124	(Won)	18,111,326
Adjustments :
Changes in subsidiaries		(2,365,486)		(2,290,995)		(74,491)
Allowances for loan losses		569,598		—		569,598
Unused commitment/provisions on guarantees		—		(304,647)		304,647
Recognition of Interest income using effective interest method		43,124		(24,810)		67,934
Recognition of impairment on securities investment		(15,641)		—		(15,641)
Changes in scope of derivatives		(2,061)		8,837		(10,898)
Adjustment on fair values of financial investments		—		(7,938)		7,938
Credit card points
(Customer loyalty programs)		—		22,305		(22,305)
Employee benefits		—		81,812		(81,812)
Asset retirement obligation liabilities		2,295		43,070		(40,775)
Classification of equity/liability		—		(821,297)		821,297
Others		(354,870)		(298,332)		(56,538)
Deferred income tax effect due to adjustments		(5,110)		144,482		(149,592)
Total adjustments		(2,128,151)		(3,447,513)		1,319,362

K-IFRS	(Won)	260,040,299	(Won)	240,609,611	(Won)	19,430,688

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The details of adjustment to the financial position and operating results as of and for the three-month period ended March 31, 2010, are as follows:

(In millions of Korean won)	Assets		Liabilities		Equity		Net Income		Comprehensive income

K- GAAP	(Won)	266,053,285	(Won)	247,354,936	(Won)	18,698,349	(Won)	576,756	(Won)	648,956
Adjustments :
Changes in subsidiaries		(2,343,545)		(2,303,973)		(39,572)		46,562		36,364
Allowances for loan losses		462,492		—		462,492		(107,279)		(107,329)
Unused commitment/provisions on guarantees		—		(299,137)		299,137		(5,509)		(5,509)
Recognition of Interest income using effective interest method		63,185		(16,972)		80,157		12,222		12,222
Recognition of impairment on securities investment		(17,983)		—		(17,983)		691		(2,343)
Changes in scope of derivatives		2,130		4,731		(2,601)		8,308		8,297
Adjustment on fair values of financial investments		—		4,601		(4,601)		(12,539)		(12,539)
Credit card points
(Customer loyalty programs)		—		25,292		(25,292)		(2,987)		(2,987)
Employee benefits		(22,945)		77,695		(100,640)		(18,828)		(18,828)
Asset retirement obligation liabilities		2,106		43,552		(41,446)		(671)		(671)
Classification of equity/liability		—		(801,759)		801,759		13,591		13,591
Goodwill		25,644		—		25,644		25,644		25,644
Equity method investment securities		48,156		102		48,054		54,211		45,444
Other		(239,917)		(203,781)		(36,136)		39,177		21,946
Deferred income tax effect due to adjustments		(16,238)		126,707		(142,945)		3,808		6,475
Total adjustments		(2,036,915)		(3,342,942)		1,306,027		56,401		19,777

K-IFRS	(Won)	264,016,370	(Won)	244,011,994	(Won)	20,004,376	(Won)	633,157	(Won)	668,733

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

The details of adjustment to the financial position and operating results as of and for the year ended December 31, 2010, are as follows:

(In millions of Korean won)	Assets		Liabilities		Equity		Net Income		Comprehensive income

K-GAAP	(Won)	262,007,968	(Won)	243,567,615	(Won)	18,440,353	(Won)	100,183	(Won)	212,245
Adjustments :
Changes in subsidiaries		(4,255,827)		(4,198,470)		(57,357)		47,074		47,074
Allowances for loan losses		663,522		—		663,522		93,683		93,683
Unused commitment/provisions on guarantees		—		(113,612)		113,612		(191,034)		(191,034)
Recognition of Interest income using effective interest method		50,093		(6,061)		56,154		(11,780)		(11,780)
Recognition of impairment on securities investment		(5,931)		—		(5,931)		(3,426)		(3,426)
Changes in scope of derivatives		462		(1,545)		2,007		12,913		12,913
Adjustment on fair values of financial investments		—		(7,628)		7,628		(311)		(311)
Credit card points
(Customer loyalty programs)		—		21,357		(21,357)		948		948
Employee benefits		—		71,006		(71,006)		10,805		10,805
Asset retirement obligation liabilities		3,148		49,460		(46,312)		(5,537)		(5,537)
Classification of equity/liability		—		(684,769)		684,769		61,835		61,835
Goodwill		89,673		—		89,673		89,673		89,673
Equity method investment securities		11,314		137		11,177		12,251		7,533
Other		105,020		155,924		(50,904)		13,496		5,481
Deferred income tax effect due to adjustments		(12,327)		137,771		(150,098)		(10,864)		(10,864)
Total adjustments		(3,350,853)		(4,576,430)		1,225,577		119,726		106,993
K-IFRS	(Won)	258,657,115	(Won)	238,991,185	(Won)	19,665,930	(Won)	219,909	(Won)	319,238

Adjustment summary of cash flows in 2010

The cash flows have been reclassified in accordance with K-IFRS as follows:

•

The cash flows related to deposits, which is the major income source for financial companies and which cash flows were classified as financial activities under K-GAAP, were reclassified as operating activities under K-IFRS.

•	The cash flows of restricted due from financial institutions, which were classified as investing activities under K-GAAP, were reclassified as operating activities under K-IFRS.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2011 and 2010

•

The cash flows of derivatives applied with hedge accounting, which were classified as operating activities under K-GAAP, are reclassified in the same manner as the cash flows of the position being hedged.

•

Additionally, the cash flows from acquisition and disposal of equity or debt instruments of other corporations for the purpose other than trading purpose, which were classified as operating activities under K-GAAP, are reclassified as investing activities under K-IFRS.

Except for items mentioned above, there is no other significant difference on the cash flow statements prepared in accordance with K-IFRS and K-GAAP.

42. Events after the Reporting Period

In March 2011, the creditors of Hyundai Engineering & Construction Co., Ltd. including Kookmin Bank agreed to sell the shares of Hyundai Engineering & Construction Co., Ltd. to Hyundai Group Consortium at (Won) 127,578 per share through the debt for equity swap. The Group recognized a gain of (Won) 269,380 million on disposal of these shares in April 2011.

KB Financial Group Inc.

Separate Financial Statements

March 31, 2011 and 2010

KB Financial Group Inc.

Index

March 31, 2011 and 2010

Report on Review of Interim Financial Statements

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim separate financial statements of KB Financial Group Inc. ( the “Company”). These financial statements consist of separate statements of financial position of the Company as of March 31, 2011 and December 31, 2010, and the related separate statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 34, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate financial statements based on our reviews. We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

1

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim separate financial statements do not present fairly, in all material respects, in accordance with the Korean IFRS 34, Interim Financial Reporting.

Emphasis of Matter

Without qualifying our opinion, as mentioned in Note 3, we draw attention to the fact that these separate financial statements are prepared in accordance with K-IFRS and the interpretations which are effective as of this report date. Therefore, there may be changes in the K-IFRS and related interpretations adopted in the preparation of these separate financial statements when Company prepares its first full K-IFRS financial statements.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean review standards and their application in practice

Seoul, Korea

May 27, 2011

This report is effective as of May 27, 2011, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim separate financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

KB Financial Group Inc.

Interim Separate Statements of Financial Position

March 31, 2011, and December 31, 2010

(In millions of Korean won)	Notes	March 31, 2011		December 31, 2010
Assets
Cash and due from financial institutions	4,5,6,23	(Won)	493,651	(Won)	759,998
Loans	4,5,7		160,000		160,000
Investments in subsidiaries	8		17,673,322		17,673,322
Property and equipment	9		1,014		1,109
Intangible assets	10		1,907		2,133
Deferred income tax assets	11,21		686		898
Other assets	4,5,12		416,808		182,452

Total assets		(Won)	18,747,388	(Won)	18,779,912

Liabilities
Debentures	4,5,13	(Won)	549,581	(Won)	799,353
Other liabilities	4,5,14,16		203,291		159,438
Current income tax liabilities	21		231,289		—

Total liabilities			984,161		958,791

Equity
Capital stock	15		1,931,758		1,931,758
Capital surplus	15		13,513,809		13,513,809
Retained earnings	15		2,317,660		2,375,554

Total equity			17,763,227		17,821,121

Total liabilities and equity		(Won)	18,747,388	(Won)	18,779,912

The accompanying notes are an integral part of these Separate financial statements.

3

KB Financial Group Inc.

Interim Separate Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2011 and 2010

		Period Ended March 31
(In millions of Korean won except per share amounts)	Notes	2011		2010
Interest income		(Won)	7,847	(Won)	10,091
Interest expense			(12,764)		(13,171)

Net interest income	4,17		(4,917)		(3,080)

Fee and commission income			—		4
Fee and commission expense			(1,215)		(2,401)

Net fee and commission income	18		(1,215)		(2,397)

Other operating income(expenses)			—		95,305

Net operating income(expenses)			(6,132)		89,828
Employee compensation and benefits	19,25		(6,480)		(2,770)
Depreciation and amortization expenses	9,10		(375)		(423)
Other General and administrative expenses	20		(3,437)		(2,272)

Operating profit(loss)			(16,424)		84,363
Other non-operating income(expense)			(95)		18

Profit(loss) before income tax			(16,519)		84,381
Income tax expense	21		212		1,362

Profit(loss) for the period			(16,731)		83,019

Other comprehensive income(loss) for the period			—		—

Total comprehensive income(loss) for the period		(Won)	(16,731)	(Won)	83,019

Per share data
Basic and diluted earnings(loss) per share	22	(Won)	(48)	(Won)	242

The accompanying notes are an integral part of these Separate financial statements.

4

KB Financial Group Inc.

Interim Separate Statements of Changes in Shareholders’ Equity

Three-Month Periods Ended March 31, 2011 and 2010

(In millions of Korean won)	Capital Stock		Capital Surplus		Accumulated Other Comprehensive Income (loss)		Retained Earnings		Total Equity
Balance at January 1, 2010	(Won)	1,931,758	(Won)	13,513,809	(Won)	—	(Won)	2,412,877	(Won)	17,858,444

Comprehensive income
Profit for the period		—		—		—		83,019		83,019

Total comprehensive income(loss)		—		—		—		83,019		83,019

Transactions with equity holders
Dividends		—		—		—		(78,897)		(78,897)

Total transactions with equity holders		—		—		—		(78,897)		(78,897)

Balance at March 31, 2010	(Won)	1,931,758	(Won)	13,513,809	(Won)	—	(Won)	2,416,999	(Won)	17,862,566

Balance at January 1, 2011	(Won)	1,931,758	(Won)	13,513,809	(Won)	—		2,375,554		17,821,121

Comprehensive income
Loss for the period		—		—		—		(16,731)		(16,731)

Total comprehensive income(loss)		—		—		—		(16,731)		(16,731)

Transactions with equity holders
Dividends		—		—		—		(41,163)		(41,163)

Total transactions with equity holders		—		—		—		(41,163)		(41,163)

Balance at March 31, 2011	(Won)	1,931,758	(Won)	13,513,809	(Won)	—	(Won)	2,317,660	(Won)	17,763,227

The accompanying notes are an integral part of these separate financial statements.

5

KB Financial Group Inc.

Interim Separate Statements of Cash Flows

Three-Month Periods Ended March 31, 2011 and 2010

		Three-Month Period Ended March 31
(In millions of Korean won)	Note	2011		2010
Cash flows from operating activities
Profit(loss) for the period		(Won)	(16,731)	(Won)	83,019

Adjustment for non-cash items
Depreciation and amortization expenses			375		423
Equity compensation expenses			1,382		(208)
Net interest income			(28)		11
Other income(expenses)			596		433

			2,325		659

Changes in Operating assets and Liabilities
Deferred income tax assets			212		—
Other assets			(234,537)		3,024
Deferred income tax liabilities			—		1,362
Other liabilities			232,742		(728)

			(1,583)		3,658

Net cash generated from operating activities			(15,989)		87,336

Cash flows from investing activities
Acquisition of property and equipment			(40)		(31)
Acquisition of intangible assets			(14)		—
Net decrease(increase) in guarantee deposits paid			(304)		84

Net cash provided by(used in) investing activities			(358)		53

Cash flows from financing activities
Decrease in debentures			(250,000)		—

Net cash provided by(used in) financing activities			(250,000)		—

Net increase(decrease) in cash and cash equivalents			(266,347)		87,389
Cash and cash equivalents at the beginning of period			759,995		845,363

Cash and cash equivalents at the end of period	23	(Won)	493,648	(Won)	932,752

The accompanying notes are an integral part of these separate financial statements.

6

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfer with former shareholders of KB Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 9-1 Namdaemunro 2-ga, Jung-gu, Seoul. The Company’s paid in capital as of March 31, 2011 is (Won) 1,931,758 million. On February 28, 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., on March 2, 2011. KB investment & Securities Co., Ltd. merged with KB Future., Ltd. on March 12, 2011.

The Company is authorized to issue 1,000 million shares. The Company was listed on the Korea Exchange (“KRX”) on October 10, 2008, and was also listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) on September 29, 2008.

2. Basis of Preparation

2.1 Application of K-IFRS

The Company has first applied International Financial Reporting Standards as adopted by Republic of Korea (“K- IFRS”). K-IFRS transition date (“transition date”) and adoption date from previous Korean generally accepted accounting principal (“K-GAAP”) to K-IFRS were January 1, 2010 and January 1, 2011.

The reconciliation of the Company’s equities as of March 31, 2010 and December 31, 2010 and total comprehensive income for the three-month ended March 31, 2010, and for the year ended December 31, 2010, reported in accordance with previous K-GAAP to those in accordance with K-IFRS is described in Note 26.

The separate financial statements were prepared in accordance with K-IFRS No.1027, “Consolidated and Separate Financial Statements”.

The interim separate financial statements as of and for the three-month period ended March 31, 2011 of the Company were prepared in accordance with K-IFRS No.1034. Also, the application of K-IFRS No.1101, “First-time Adoption of International Financial Reporting Standards” is required on the separate interim financial statements as of and for the three-month period ended March 31, 2011, as a part of first-time adoption of K-IFRS for the year ending December 31, 2011. These interim separate financial statements have been prepared in accordance with K-IFRS standards and interpretations issued and effective or issued and early adopted at the reporting date. Therefore, there may be changes in the K-IFRS and related interpretations adopted in the preparation of these separate financial statements when Company prepares its first full K-IFRS financial statements.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

7

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The separate financial statements are presented in Korean won, which is the Company’s functional currency.

2.4 Significant Estimate and Judgment

The preparation of the separate financial statements requires the use of accounting policy, certain critical accounting estimates and assumptions that may have a significant impact on assets/liabilities and incomes/expenses as of and in the period of the reporting date. The managements’ estimate and assumption based on its best judgment may differ with the current environment which will result in difference between the estimate and actual outcome.

Estimates and assumptions are continually evaluated and the change in accounting estimates is recognized in profit and loss in the period of the change and future periods.

2.4.1 Sources of estimation uncertainty

Uncertainty in estimates and assumptions with significant risk that will result in material adjustment are as follows:

Defined benefit obligation

The present value of defined benefit obligations are measured by the independent actuaries using Projected Unit Credit Method. It is determined by actuarial assumptions such as future increases in salaries, rate of early retirement and discount rate.

3. Significant accounting policies

The significant accounting policies applied in the preparation of these separate financial statements after transition to K- IFRS are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.2 Loans

Loans are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than;

•

Those that the Company intends to sell immediately or in the near term, which shall be classified as held for trading, and those that the Company upon initial recognition designates as at fair value through profit or loss

•	Those that the Company upon initial recognition designates as available for sale

10

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

Loans are measured at amortized cost using the effective interest method after measuring the fair value at initial recognition.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provision for credit loss.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written-off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting an allowance account. The amount of the reversal is recognized in profit or loss.

3.3 Investments in Subsidiaries

Investments in subsidiaries are accounted at cost method in accordance with K-IFRS No.1027.

3.4 Property and equipment

Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at its cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has useful life different to that of the entire asset, it is recognized as a separate asset.

Depreciation

Property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Items	Depreciation method	Estimated useful lives
Leasehold Improvement	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

11

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year-end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.5 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at its cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Software	Straight-line	4 years
Others	Straight-line	4 years

The amortization period and the amortization method for intangible assets with a definite useful life are reviewed at least at each financial year-end. The useful life of an intangible asset that is not being amortized is reviewed each period to determine whether events and circumstances continue to support an indefinite useful life assessment for that asset. If there is any change, it is accounted for as a change in an accounting estimate.

3.6 Impairment of non-financial assets

The Company assesses at the end of each reporting period whether there is any indication that a non-financial asset except for deferred income tax assets, assets arising from employee benefits and non-current assets (or disposal groups) classified as held for sale, may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss.

3.7 Provisions

A provision is recognized when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the

12

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision, and where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

3.8 Equity instrument issued by the Company

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or exercise of Share options are deducted, net of tax, from the equity.

3.9 Revenue recognition

Revenue shall be recognized when all the following conditions have been satisfied:

a)	the amount of revenue can be measured reliably.

b)	it is probable that the economic benefits associated with the transaction will flow to the company.

c)	specific conditions are satisfied for activities.

3.9.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. Effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses.

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.9.2 Fee income

Fee income is recognized on a accrual basis reflecting the substance of transaction on an accrual basis.

3.9.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established.

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KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

3.10 Employee compensation and benefits

Post-employment benefit : Defined benefit plans

All Post-employment benefit, other than defined contribution plans, is classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost arises when the Company introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, past service cost is recognized immediately.

Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within twelve months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Company has a present legal or constructive obligation to make such payments as a result of past events render by employees and a reliable estimate of the obligation can be made.

Share-based payment

For equity-settled share-based payment transactions with employees, the Company measures the services received directly at the fair value of the services received, unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the services received, the Company measures their value indirectly by reference to the fair value of the equity instruments granted. The Company accounts for those services as they are rendered by the counterparty during the vesting period, with a corresponding increase in equity. Vesting conditions, other than market conditions, are taken into account by adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognized for services received as consideration for the equity instruments granted are based on the number of equity instruments that eventually vest.

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KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

For cash-settled share-based payment transactions with employees, the Company measures the services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Company remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

The Company has a choice of whether to settle in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

Termination benefits

Termination benefits are employee benefits payable as a result of either the Company’s decision to terminate an employee’s employment before the normal retirement date or an employee’s decision to accept voluntary redundancy in exchange for those benefits. The Company recognizes termination benefits as a liability and an expense when, and only when, the Company is demonstrably committed to either terminate the employment of an employee or group of employees before the normal retirement date or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy. The Company is demonstrably committed to a termination when, and only when, the Company has a detailed formal plan for the termination and is without realistic possibility of withdrawal. Where termination benefits fall due more than 12 months after the reporting period, they are discounted using appropriate discount rate.

3.11 Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or an expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and a business combination.

Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. The difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period and if there are revenue that is exempt from taxation, expenses that are not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Company offsets current income tax assets and current income tax liabilities if, and only if, the Company has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

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KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Company reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred income tax assets and deferred income tax liabilities when the company has a legally enforceable right to set off current income tax assets against current tax income liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.12 Operating segments

The Company is composed of single operating segment. Therefore disclosures on other segments are omitted in accordance with K-IFRS No.1108, “Operating Segments”.

4. Financial risk management

4.1 Summary

4.1.1 Overview of Risk Management Policy

The financial risks that the Company is exposed to are credit risk, market risk and liquidity risk.

The note regarding financial risk management provides information about the risks that the Company is exposed to, the objective, policies and process for managing the risk, and the methods used to measure the risk. Additional quantitative information is disclosed throughout the separated financial statements.

The Company’s risk management system focuses on increasing transparency and preemptive response to risk due to rapid changes in financial environment to support the Company’s long-term strategy and business decision efficiently. Credit risk, market risk, operational risk, interest rate risk, liquidity risk, strategic risk, and reputation risk have been recognized as a the Group’s key risks and these risks are measured in Economic Capital or VaR (Value at Risk) and managed by using statistical method.

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KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

4.1.2 Risk Management Group

Risk Management Committees

Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite, approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which is comprised of chief risk officer from the Company. The Risk Management Council reviews and makes decisions on matters delegated by the Risk Management Committees and discusses the issues relating to the Company’s risk management.

Risk management department

The risk management department is responsible for conducting work process, procedures and detailed policies.

4. 2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the events of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For the risk management reporting purposes, the individual borrower’s default risk is considered.

4.2.2 Credit Risk Management

The Company measures expected loss on assets that are subject to credit risk management and uses it as management indicator.

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures of financial instruments to credit risk without consideration of collaterals’ values as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010
Due from banks	(Won)	493,651	(Won)	759,998
Loans		160,000		160,000
Other assets		23,018		24,472

	(Won)	676,669	(Won)	944,470

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KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

4.2.4 Credit risk of loans

The Company maintains allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company recognizes impairment loss on loans with carrying amount at amortized cost when there is any objective indication of impairment. Under K-IFRS, impairment loss is based on losses that incurred at the end of the reporting period and should not recognize expected losses that are provable due to future events. The Company measures inherent incurred losses on financial assets classified as loans and presents it in the financial statements through the use of an allowance account which is charged against the related financial assets.

Loans are categorized as follows:

(In millions of Korean won)	March 31, 2011 Corporate loans			Dec. 31, 2010 Corporate loans
	Loans		Percentage (%)	Loans		Percentage (%)
Loan before allowances
Neither past due nor impaired	(Won)	160,000	100.00	(Won)	160,000	100.00
Past due but not impaired		—	—		—	—
Impaired loans		—			—

	(Won)	160,000	100.00	(Won)	160,000	100.00

Allowances		—	—		—	—

Book value	(Won)	160,000	100.00	(Won)	160,000	100.00

Credit quality of loans that are neither past due nor impaired:

(In millions of Korean won)	Corporate loans
	March 31, 2011		Dec. 31, 2010
Outstanding	(Won)	160,000	(Won)	160,000
Good		—		—
Below Normal		—		—

	(Won)	160,000	(Won)	160,000

Credit quality of loans is classified as follows, according to the internal credit rating.

	Range of PD(%) (Probability of Defualt)	Corporate
Outstanding	0.0 - 1.0	AAA ~ BBB+
Good	1.0 - 5.0	BBB- ~ BB
Below Normal	5.0 +	BB- ~ D

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KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

4.2.5 Credit risk concentration analysis.

The Company’s credit exposure based on the country of domicile of its counterparties, as of March 31, 2011 and December 31, 2010, are as follows.

(In millions of Korean won)	March 31, 2011
	Corporate loans		%	Allowances		Book value
Korea	(Won)	160,000	100.00	(Won)	—	(Won)	160,000

	(Won)	160,000	100.00	(Won)	—	(Won)	160,000

(In millions of Korean won)	Dec. 31, 2010
	Corporate loans		%	Allowances		Book value
Korea	(Won)	160,000	100.00	(Won)	—	(Won)	160,000

	(Won)	160,000	100.00	(Won)	—	(Won)	160,000

(b) The details of the Company’s credit exposure of corporate loans by industry as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011
	Loans		%	Allowances		Book value
Financial institutions	(Won)	160,000	100.00	(Won)	—	(Won)	160,000

	(Won)	160,000	100.00	(Won)	—	(Won)	160,000

(In millions of Korean won)	Dec. 31, 2010
	Loans		%	Allowances		Book value
Financial institutions	(Won)	160,000	100.00	(Won)	—	(Won)	160,000

	(Won)	160,000	100.00	(Won)	—	(Won)	160,000

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities: less than one month, between one month to three months, between three months to one year, between one year to five years and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest payments and, thus, differs from the amount in the financial statement which are based on present value of expected cash flow. Maturity analysis is based on contractual cash flows which are split into aforementioned maturity groups. The amount of interest received on assets or paid on liabilities in floating interest rate, are measured on an assumption that the current interest rate would be the same to the maturity.

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KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by risk management principle and related guideline which are applied to the risk management policies and procedures that address all the possible risks that arise from overall business of the Company.

4.3.3. Analysis on remaining contractual maturity of financial assets and liabilities

Financial assets and liabilities subject to liquidity risk disclosure requirements as of March 31, 2011, and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	(Won)	43,722	(Won)	452,675	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	496,397
Loans		—		856		11,713		7,286		169,034		—		188,889
Others assets		—		835		—		19,643		—		—		20,478

	(Won)	43,722	(Won)	454,366	(Won)	11,713	(Won)	26,929	(Won)	169,034	(Won)	—	(Won)	705,764

Financial liabilities
Debentures		—		3,338		6,675		570,687		—		—		580,700
Other liabilities		—		41,854		—		169		—		—		42,023

	(Won)	—	(Won)	45,192	(Won)	6,675	(Won)	570,856	(Won)	—	(Won)	—	(Won)	622,723

(In millions of Korean won)	Dec. 31, 2010
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	(Won)	160,286	(Won)	603,373	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	763,659
Loans		—		778		1,555		65,483		115,750		—		183,566
Others assets		—		—		—		21,229		—		—		21,229

	(Won)	160,286	(Won)	604,151	(Won)	1,555	(Won)	86,712	(Won)	115,750	(Won)	—	(Won)	968,454

Financial liabilities
Debentures		—		4,375		258,750		530,038		50,662		—		843,825
Other liabilities		—		801		—		—		—		—		801

	(Won)	—	(Won)	5,176	(Won)	258,750	(Won)	530,038	(Won)	50,662	(Won)	—	(Won)	844,626

[1]	Cash and due from financial institutions that are either in cash or foreign currency, is classified as ‘On demand’.

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KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

4.4 Market risk

4.4.1 Definition of market risk

Market risk is the risk of possible losses which arise from the changes of market factors, such as interest, stock index, foreign exchange rate, commodity value and other market factors related to the fair value or future cash flows of the financial instruments. Most critical risk associated with trading portfolio is interest rate risk.

4.4.2 Interest rate risk

Definition of Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows arising from finance income and interest cost will fluctuate because of changes in interest.

Observation method on interest rate risk

The main objective of interest rate risk management is to protect our asset value against interest rate fluctuations. The Company manages the risk through interest rate gap analysis that analyses interest rate maturities between interest earning assets and interest bearing liabilities and interest rate VaR.

Disclosure of results by each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on maturity of interest rate repricing maturities of assets and liabilities by measuring expected changes in net interest revenues by calculating the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity. The Company conducts interest gap analysis on assets denominated in Korean won and foreign currency on a monthly basis. However, if there is no maturity of assets and liabilities, then the certain maturities should be assumed or used according to interest risk management guideline.

The results of interest rate gap analysis as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011
	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest bearing assets
Cash and due from financial institutions	(Won)	493,648	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	493,648
Loans		160,000		—		—		—		—		160,000

	(Won)	653,648	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	653,648

Interest bearing liabilities
Debentures	(Won)	—	(Won)	—	(Won)	550,000	(Won)	—	(Won)	—	(Won)	550,000

	(Won)	—	(Won)	—	(Won)	550,000	(Won)	—	(Won)	—	(Won)	550,000

Gap	(Won)	653,648	(Won)	—	(Won)	(550,000)	(Won)	—	(Won)	—	(Won)	103,648

Accumulated gap	(Won)	653,648	(Won)	653,648	(Won)	103,648	(Won)	103,648	(Won)	103,648

Percentage (%)		100.00		100.00		15.86		15.86		15.86

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KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

(In millions of Korean won)	Dec. 31, 2010
	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest bearing assets
Cash and due from financial institutions	(Won)	759,995	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	759,995
Loans		160,000		—		—		—		—		160,000

	(Won)	919,995	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	919,995

Interest bearing liabilities
Debentures		250,000		—		500,000		50,000		—		800,000

	(Won)	250,000	(Won)	—	(Won)	500,000	(Won)	50,000	(Won)	—	(Won)	800,000

Gap	(Won)	669,995	(Won)	—	(Won)	(500,000)	(Won)	(50,000)	(Won)	—	(Won)	119,995

Accumulated gap	(Won)	669,995	(Won)	669,995	(Won)	169,995	(Won)	119,995	(Won)	119,995

Percentage (%)		72.83		72.83		18.48		13.04		13.04
ii. Interest Rate VaR

Interest rate VaR is a possible maximum loss due to interest rate risk under normal distribution and the measurement result of risk as of March 31, 2011, December 31 and January 1, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010
Interest rate VaR	(Won)	9,351	(Won)	15,500

5. Financial Assets and Financial Liabilities

5.1 Carrying amount by financial instrument

Financial assets and liabilities are measured at fair value or amortized cost based on going concern assumption.

The carrying amounts of financial assets and liabilities as of March 31, 2011, and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010
	Loans
Cash and due from Financial institutions	(Won)	493,651	(Won)	759,998
Loans		160,000		160,000
Other assets		23,018		24,472

	(Won)	676,669	(Won)	944,470

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010
	Financial liabilities at amortized cost
Debentures	(Won)	549,581	(Won)	799,353
Other liabilities		44,031		3,398

	(Won)	593,612	(Won)	802,751

22

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

6. Due from financial institutions

The details of due from financial institutions as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)		Bank	Interest rate(%)	March 31, 2011	Dec. 31, 2010
Due from financial institutions in won	Due from banking institution	Kookmin Bank	2.80~3.10	493,651	(Won)	759,998

The maturities of due from financial institutions as of March 31, 2011 and December 31, 2010, are as follows:

(in millions of Korean won)	March 31, 2011
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Due from financial institutions in won	(Won)	493,651	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	493,651

	(Won)	493,651	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	493,651

(in millions of Korean won)	Dec. 31, 2010
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Due from financial institutions in won	(Won)	759,998	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	759,998

	(Won)	759,998	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	759,998

Restricted due from banks as of March 31, 2011 and December 31, 2010, are as follows:

(in millions of Korean won)		Bank	March 31, 2011		Dec. 31, 2010		Reason for restriction
Due from financial institutions in won	Due from Banking institution	Kookmin Bank	(Won)	3	(Won)	3	Pledged as collateral for the borrowings

			(Won)	3	(Won)	3

7. Loans

Loans as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010
Loans	(Won)	160,000	(Won)	160,000
Less: Allowances		—		—

Book value	(Won)	160,000	(Won)	160,000

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KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

8 . The Subsidiaries

The details of subsidiaries as of March 31, 2011, are as follows:

Name of subsidiary	Number of Shares	Location	Industry
Kookmin Bank [1]	404,379,116	Korea	Banking and domestic, foreign exchange transaction
KB Kookmin Card Co., Ltd [1]	92,000,000	Korea	Credit card & Installment finance
KB Investment & Securities Co., Ltd. [2]	21,450,439	Korea	Trading securities and brokerage
KB Life Insurance Co., Ltd.	28,152,000	Korea	Financial insurance
KB Asset Management Co., Ltd.	7,667,550	Korea	Security investment trust management and advisory
KB Real Estate Trust Co., Ltd.	16,000,000	Korea	Land developing trusts and management
KB Investment Co., Ltd.	8,951,797	Korea	Investment and Loan
KB Credit Information Co., Ltd.	—	Korea	Recovery of receivables or credit investigation
KB Data System	1,252,400	Korea	Software advisory, development, and supply

[1]	On February 28, 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., on March 2, 2011.
[2]	KB investment & Securities Co., Ltd. merged with KB Future., Ltd. on March 12, 2011.

Investments in subsidiaries as of March 31, 2011 and December 31, 2010, are as follows:

Name of subsidiary	Ownership(%) (March 31, 2011)	Book value
		March 31, 2011		Dec. 31, 2010
Kookmin Bank [1]	100.00	(Won)	14,821,721	(Won)	16,774,896
KB Kookmin Card Co., Ltd [1]	100.00		1,953,175		—
KB Investment & Securities Co., Ltd [2]	100.00		407,212		369,849
KB Life Insurance Co., Ltd.	51.00		138,484		138,484
KB Asset Management Co., Ltd.	100.00		96,312		96,312
KB Real Estate Trust Co., Ltd.	100.00		121,553		121,553
KB Investment Co., Ltd.	100.00		104,910		104,910
KB Futures Co., Ltd.	—		—		37,363
KB Credit Information Co., Ltd.	100.00		23,621		23,621
KB Data System	100.00		6,334		6,334

		(Won)	17,673,322	(Won)	17,673,322

[1]	Allocated based on net asset value as of spin off day.
[2]	Included carrying amount of KB Futures Co., Ltd.

24

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

9. Property and Equipment

The details of property and equipment as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying value
Leasehold improvements	(Won)	257	(Won)	(130)	(Won)	—	(Won)	127
Property and equipment		3,893		(3,006)		—		887

	(Won)	4,150	(Won)	(3,136)	(Won)	—	(Won)	1,014

(In millions of Korean won)	Dec. 31, 2010
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying value
Leasehold improvements	(Won)	231	(Won)	(111)	(Won)	—	(Won)	120
Property and equipment		3,880		(2,891)		—		989

	(Won)	4,111	(Won)	(3,002)	(Won)	—	(Won)	1,109

The movements in property and equipment for the three-month periods ended March 31, 2011 and 2010 are as follows:

	March 31, 2011
(In millions of Korean won)	Beginning		Acquisition		Depreciation		Ending
Leasehold improvements	(Won)	120	(Won)	27	(Won)	(20)	(Won)	127
Property and equipment		989		13		(115)		887

Total	(Won)	1,109	(Won)	40	(Won)	(135)	(Won)	1,014

	March 31, 2010
(In millions of Korean won)	Beginning		Acquisition		Depreciation		Ending
Leasehold improvements	(Won)	53	(Won)	12	(Won)	(8)	(Won)	57
Property and equipment		1,665		19		(207)		1,477

Total	(Won)	1,718	(Won)	31	(Won)	(215)	(Won)	1,534

25

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

Property and equipment insured as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)		Insurance Coverage				Insurance company
Type of insurance	Asset insured	March 31, 2011		Dec. 31, 2010
General property insurance	Leasehold improvements	(Won)	257	(Won)	231	Samsung Fire & Marine Insurance Co., Ltd.
	Property and equipment		3,893		3,880

		(Won)	4,150	(Won)	4,111

10. Intangible Assets

The details of intangible assets as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011
	Acquisition cost		Accumulated Amortization		Carrying value
Software	(Won)	1,661	(Won)	(946)	(Won)	715
Other intangible assets		2,177		(985)		1,192

	(Won)	3,838	(Won)	(1,931)	(Won)	1,907

(In millions of Korean won)	Dec. 31, 2010
	Acquisition cost		Accumulated Amortization		Carrying value
Software	(Won)	1,647	(Won)	(842)	(Won)	805
Other intangible assets		2,177		(849)		1,328

	(Won)	3,824	(Won)	(1,691)	(Won)	2,133

The movement in intangible assets for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011
	Beginning		Acquisition		Amortization		Ending
Software	(Won)	805	(Won)	14	(Won)	(104)	(Won)	715
Other intangible assets		1,328		—		(136)		1,192

	(Won)	2,133	(Won)	14	(Won)	(240)	(Won)	1,907

26

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

(In millions of Korean won)	March 31, 2010
	Beginning		Acquisition		Amortization		Ending
Software	(Won)	1,125	(Won)	—	(Won)	(98)	(Won)	1,027
Other intangible assets		1,384		—		(110)		1,274

	(Won)	2,509	(Won)	—	(Won)	(208)	(Won)	2,301

11. Deferred income tax assets and liabilities

(a) The details of deferred income tax assets and liabilities as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011
	Assets		Liabilities		Net amount
Share-based compensation	(Won)	1,167	(Won)	—	(Won)	1,167
Defined benefit obligation		618		—		618
Plan assets		—		(796)		(796)
Investments in subsidiaries		—		(448)		(448)
Short-term employee benefits		179		—		179
Allowances		—		(176)		(176)
Others		142		—		142

		2,106		(1,420)		686
Off-setting of deferred tax assets and liabilities		(1,420)		1,420		—

	(Won)	686	(Won)	—	(Won)	686

(In millions of Korean won)	Dec. 31, 2010
	Assets		Liabilities		Net amount
Share-based compensation	(Won)	913	(Won)	—	(Won)	913
Defined benefit obligation		782		—		782
Plan assets		—		(931)		(931)
Investments in subsidiaries		—		(448)		(448)
Short-term employee benefits		224		—		224
Others		358		—		358

		2,277		(1,379)		898
Off-setting of deferred tax assets and liabilities		(1,379)		1,379		—

	(Won)	898	(Won)	—	(Won)	898

Unrecognized deferred tax assets

No deferred income tax assets have been recognized for deductible temporary difference associated with investments in subsidiaries of (Won) 2,896,164 million, and net operating loss carryforwards of (Won) 95,300 million, because it is uncertain that it will be realized in the foreseeable future.

27

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

The changes in cumulative temporary differences for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based compensation	(Won)	4,149	(Won)	226	(Won)	1,380	(Won)	5,303
Defined benefit obligation		3,552		1,125		382		2,809
Investments in subsidiaries		2,896,164		—		—		2,896,164
Short-term employee benefits		927		927		814		814
Others		1,481		1,481		648		648
Accumulated deficit		79,328		—		15,972		95,300

		2,985,601		3,759		19,196		3,001,038
Unrecognized deferred tax assets:
Investment in subsidiaries		2,896,164		—		—		2,896,164
Accumulated deficit		79,328		—		15,972		95,300

	(Won)	10,109	(Won)	3,759	(Won)	3,224	(Won)	9,574

Tax rate (%)[1]		24.2, 22.0		—		—		24.2, 22.0
Deferred tax assets from deductible temporary difference		2,277		880		709		2,106

Total deferred tax assets	(Won)	2,277	(Won)	880	(Won)	709	(Won)	2,106

Taxable temporary differences
Investments in subsidiaries	(Won)	(2,395,805)	(Won)	—	(Won)	—	(Won)	(2,395,805)
Plan assets		(4,232)		(1,125)		(512)		(3,619)
Allowances		—		—		(800)		(800)

		(2,400,037)		(1,125)		(1,312)		(2,400,224)

Tax rate (%)[1]		24.2, 22.0						24.2, 22.0

Total deferred tax liabilities	(Won)	(1,379)	(Won)	(248)	(Won)	(289)	(Won)	(1,420)

[1]

24.2% has been applied for the assets or liabilities expected to be realized settled in the year periods ended December 31, 2011. 22.0% has been applied for the assets or liabilities expected to be realized or settled after the year periods ended December 31, 2011.

28

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

(In millions of Korean won)	March 31, 2010
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based compensation	(Won)	1,324	(Won)	209	(Won)	—	(Won)	1,115
Defined benefit obligation		2,933		302		283		2,914
Investments in subsidiaries		2,896,164		—		—		2,896,164
Short-term employee benefits		647		36		—		611
Others		1,353		1,353		749		749
Accumulated deficit		77,629		354		5,784		83,059

		2,980,050		2,254		6,816		2,984,612
Unrecognized deferred tax assets:
Investments in subsidiaries		2,896,164		—		—		2,896,164
Accumulated deficit		77,629		354		5,784		83,059
Others		54		54		—		—

	(Won)	6,203	(Won)	1,846	(Won)	1,032	(Won)	5,389

Tax rate (%)[1]		24.2, 22.0						24.2, 22.0
Deferred tax assets from deductible temporary difference		1,379		419		256		1,216

Total deferred tax assets	(Won)	1,379	(Won)	419	(Won)	256	(Won)	1,216

Taxable temporary differences
Investments in subsidiaries	(Won)	(2,395,805)	(Won)	—	(Won)	—	(Won)	(2,395,805)
Plan assets		(3,296)		(318)		(219)		(3,197)
Accrued Interest		—		—		(5,895)		(5,895)
Allowances		(850)		(850)		—		—

		(2,399,951)		(1,168)		(6,114)		(2,404,897)

Tax rate (%)[1]		24.2, 22.0						24.2, 22.0

Total deferred tax liabilities	(Won)	(1,379)	(Won)	(276)	(Won)	(1,475)	(Won)	(2,578)

[1]

24.2% has been applied for the assets or liabilities expected to be realized settled in the year periods ended December 31, 2011. 22.0% has been applied for the assets or liabilities expected to be realized or settled after the year periods ended December 31, 2011.

12. Other Assets

The details of other assets as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010
Accounts receivables	(Won)	257,258	(Won)	22,568
Prepaid expense		126,539		126,490
Accrued income		3,076		3,962
Guarantee deposits		29,921		29,432
Advance payments		14		—

	(Won)	416,808	(Won)	182,452

29

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

13. Debentures

Debentures at amortized cost as of March 31, 2011 and December 31, 2010, are as follows:

(in millions of Korean won)	Issued date	Expiration date	Annual interest rates (%)	March 31, 2011		Dec. 31, 2010
Unguaranteed debentures No. 1	08.12.12	11.12.12	7.48	(Won)	500,000	(Won)	500,000
Unguaranteed debentures No. 2-1	09.03.20	11.03.20	—		—		250,000
Unguaranteed debentures No. 2-2	09.03.20	12-03-20	5.30		50,000		50,000

					550,000		800,000
Bond Discounts					(419)		(647)

				(Won)	549,581	(Won)	799,353

The maturities of debentures as of March 31, 2011 and December 31, 2010, are as follows:

(in millions of Korean won)	March 31, 2011
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Total
Debentures	(Won)	—	(Won)	—	(Won)	550,000	(Won)	—	(Won)	550,000

	(Won)	—	(Won)	—	(Won)	550,000	(Won)	—	(Won)	550,000

(in millions of Korean won)	Dec. 31, 2010
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Total
Debentures	(Won)	250,000	(Won)	—	(Won)	500,000	(Won)	50,000	(Won)	800,000

	(Won)	250,000	(Won)	—	(Won)	500,000	(Won)	50,000	(Won)	800,000

14. Other Liabilities

14.1 Defined benefit obligation

Defined benefit plan

The Company operates a defined benefit plan. The defined benefit plan has following characteristics:

•	The entity has the obligation to pay agreed benefit to all its current and past employees.

•	The entity is liable for actuarial risk (excess of actual payment against expected amount) and investment risk.

30

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

The defined benefit obligation liabilities recognized in the statements of financial position are calculated annually by independent actuaries in accordance with actuarial valuation method.

The defined benefit obligation liabilities are calculated using the Projected Unit Credit method (the ‘PUC’). The data used in the PUC such as interest rates, future salary increase rate, mortality rate, consumer price index and expected return on plan asset are based on observable market data and historical data which are annually updated.

Actuarial assumptions may differ from actual result such as change in the market, economic trend and mortality trend which may impact defined benefit obligation liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through profit or loss.

The movements in the defined benefit obligation for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010
Present value of defined benefit obligation (beginning)	(Won)	5,366	(Won)	4,345
Current service cost		313		192
Interest expenses		69		64
Actuarial losses (gains)		—		—
Benefits paid		(859)		(290)

Present value of defined benefit obligation (ending)	(Won)	4,889	(Won)	4,311

The movements in the fair value of plan assets for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010
Fair value of plan assets (beginning)	(Won)	4,232	(Won)	3,296
Expected return on plan assets		45		49
Actuarial losses (gains)		(3)		(10)
Contributions by plan employer		229		220
Benefits paid		(757)		(358)

Fair value of plan assets (ending)	(Won)	3,746	(Won)	3,197

The expected return on plan assets is 3.91% and 5.39% for the three-month periods ended March 31, 2011 and 2010, respectively, based on expected return on covered insurance and trust agreement.

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010
Current service cost	(Won)	313	(Won)	192
Interest expenses		69		64
Expected return on plan assets		(45)		(49)
Actuarial gains and losses		3		10
Post-employment benefits		340		217

31

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

The actual return on plan assets was (Won)42 million and (Won)39 million for the three-month periods ended March 31, 2011 and 2010, respectively.

Fair values of plan assets as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010
Fair value of plan assets	(Won)	3,746	(Won)	4,232

The principal actuarial assumptions used as of March 31, 2011 and December 31, 2010, are as follows:

	Ratio (%)
	March 31, 2011	Dec. 31, 2010
Discount rate	5.13	5.13
Expected return on plan assets	3.91	3.91
Future salary increase rate	3.97	3.97

Mortality assumptions are based 2009 Korea standard mortality rates table.

The present value of defined benefits obligation, fair value of plan assets and adjustments to plan assets as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010
Present value of defined benefits obligation	(Won)	4,889	(Won)	5,366
Fair value of plan assets		(3,746)		(4,232)

	(Won)	1,143	(Won)	1,134

Adjustments to defined benefits liabilities	(Won)	—	(Won)	642
Adjustments to plan assets		3		57

14.2 Other liabilities

Details of other liabilities, excluding defined benefits obligation, as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010
Accounts payable	(Won)	136,125	(Won)	132,699
Accrued expenses		24,290		25,339
Dividend Payable		41,163		—
Withholding Taxes		570		266

	(Won)	202,148	(Won)	158,304

32

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

15. Shareholders’ Equity

15.1 Capital Stock

Details of capital stock as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won, except per share amounts)	March 31, 2011		Dec. 31, 2010
Characteristic		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	(Won)	5,000	(Won)	5,000
Number of issued shares		386,351,693		386,351,693
Capital stock	(Won)	1,931,758	(Won)	1,931,758

The changes in capital stock for the three month periods ended March 31, 2011 and 2010, are as follows:

	March 31, 2011
(per share amounts)	Beginning	Ending[1]
Number of issued shares	343,028,989	351,384,731

[1]	Excluding 34,966,962 shares owned by Kookmin Bank

	March 31, 2010
(per share amounts)	Beginning	Ending[1]
Number of issued shares	343,028,989	343,028,989

[1]	Excluding 43,322,704 shares owned by Kookmin Bank

15.2 Capital Surplus

The changes in capital surplus for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010
Paid-in capital in excess of par value	(Won)	12,226,597	(Won)	12,226,597
Other		1,287,212		1,287,212

	(Won)	13,513,809	(Won)	13,513,809

15.3 Retained Earnings

The details of the retained earnings as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010
Statutory reserves	(Won)	124,014	(Won)	115,182
Discretionary reserves		982,800		982,000
Unappropriated retained earnings		1,210,846		1,278,372

	(Won)	2,317,660	(Won)	2,375,554

33

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

As required by Article 53 of the Financial Holding Company Act, the Parent Company, each time it declares dividends, is required to appropriate, as a legal reserve, an amount equal to a minimum of 10% of annual net income, until such reserve equals its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit.

Reserve for Credit Losses

The Company is required to appropriate, as a reserve for credit losses, a difference between the allowances of credit losses in accordance with K-IFRS and the Supervisory Regulations on Financial Holding Companies if the allowance in accordance with K-IFRS is less than that in accordance with the Supervisory Regulations on Financial Holding Companies. The allowance in accordance with the Supervisory Regulations on Financial Holding Companies is determined using each directed minimum percentage rate for loans, guarantees, advance payments and others prescribed by Supervisory Regulations on Financial Holding Companies.

The reserve for credit losses represents a voluntary reserve of retained earnings and is allowed to reduce to the reserve amount required by Supervisory Regulations on Financial Holding Companies if the reserve for credit losses is over the required reserve. If there is an accumulated deficit, the reserve for credit losses is not appropriated until the undisposed accumulated deficit is disposed.

The details on reserve for credit losses as of March 31, 2011 and December 31, 2010, are as follows.

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010
Beginning	(Won)	—	(Won)	—
Estimated		2,102		933

Ending	(Won)	2,102	(Won)	933

The adjustments of reserve for credit losses as of March 31, 2011, are as follows;

(In millions of Korean won except per share amounts)	March 31, 2011
Provision of reserve for credit losses	(Won)	1,169
Adjustment in profit of reserve for credit losses[1]		(17,900)
Adjustment in profit of earnings per share after[1] reserve for credit losses	(Won)	(52)

[1]	Adjustment in profit of reserve for credit losses is not accordance with K-IFRS and calculated on the assumption that provision of reserve for credit losses is adjusted to the comprehensive income.

34

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

16. Dividends per Share

The amount of dividends paid in 2010 was (Won)78,897 million ((Won)230 per share). Dividends per share and the total amount of dividends were (Won)120 and (Won)41,163 million, respectively and were declared on March. 25, 2011 at the annual meeting of Shareholder’s. The interim separate statements of financial position include the corresponding dividends payable.

17. Net Interest Income

Interest income, interest expense and net interest income for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010
Interest income
Due from financial institutions	(Won)	5,261	(Won)	7,444
Loans		2,330		2,432
Other		256		215

		7,847		10,091

Interest expenses
Debentures		12,764		13,171

Net interest income	(Won)	(4,917)	(Won)	(3,080)

18. Net Fee and Commission income

Fee and commission income and fee and commission expense for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010
Fee and commission income
Other	(Won)	—	(Won)	4
Fee and commission expense
Other		1,215		2,401

Net fee and commission income	(Won)	(1,215)	(Won)	(2,397)

35

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

19. Employee Benefits

The details of employee compensation and benefits for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010
Salaries and other short-term employee benefits	(Won)	4,758	(Won)	2,761
Post employment benefits - defined benefit plans		340		217
Share-based payments		1,382		(208)

	(Won)	6,480	(Won)	2,770

Share-Based Payments

Share-based payment plan, where the number of granted shares is determined by the long-term achievement, for executives and employees of the Company and its subsidiaries as of March 31, 2011, is as follows:

(In number of shares)	Grant date	Granted shares[1]	Vesting conditions
Share grants (KB Financial Group Inc.)
Series 1	2008.09.29	26,621	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2]

Series 2	2009.03.27	3,090	Service fulfillment[3]

Series 3	2010.01.01	32,256	Services fulfillment, Achievements of targets on the basis of market and non-market performance [4]

Series 4	2010.07.13	218,944	Services fulfillment, Achievements of targets on the basis of market and non-market performance [5]

Series 5	2010.12.23	13,260	Services fulfillment, Achievements of targets on the basis of market and non-market performance [6]

		294,171

(Kookmin Bank)
Series 7	2008.03.20	7,980	Services fulfillment, Achievements of targets on the basis of market and non-market performance [9,11]

Series 13	2008.10.18	7,950	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,10,11]

Series 14-1	2008.12.29	6,604	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]

Series 14-2	2008.12.29	74,200	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]

36

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

(In number of shares)	Grant date	Granted shares[1]	Vesting conditions
Series 15	2009.03.25	5,300	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,12]

Series 17	2009.10.12	5,300	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]

Series 19	2010.01.01	44,910	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,13]

Series 20-1	2010.01.08	33,138	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,13]

Series 20-2	2010.01.08	130,884	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,13]

Series 21	2010.01.15	5,078	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]

Series 23	2010.07.29	73,650	Services fulfillment, Achievements of targets on the basis of market and non-market performance [7,11]

Series 24	2010.08.03	66,912	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,13]

Series 25	2010.08.12	18,472	Services fulfillment, Achievements of targets on the basis of market and non-market performance [7,11]

Series 26	2010.09.11	12,248	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]

Series 27	2010.09.20	8,092	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]

Series 28	2010.12.21	68,564	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]

Series 29	2010.12.23	10,764	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]

Series 30	2010.12.29	58,168	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]

Series 31	2011.01.03	16,306	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]

Deferred grant in 2010	—	14,172	Satisfied

Deferred grant in 2011	—	1,418	Satisfied

		670,110

37

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

(In number of shares)	Grant date	Granted shares[1]	Vesting conditions
(Other subsidiaries)
Year 2010		33,817	Services fulfillment, Achievements of targets on the basis of market and non-market performance [14]

		998,098

[1]

Granted shares represent the total number of share initially granted to directors and employees at the end of reporting period. Certain portions of the granted shares of the Parent Company and Kookmin Bank are compensated over three years after achievement of vesting conditions.

[2]

The vesting condition is fulfillment of the remaining contracted service period. The number of granted shares to be compensated is determined based on fulfillment of service requirement. The 30%, 30% and 40% of the number of granted shares to be compensated is determined upon the accomplishment of the targeted KPI, the targeted financial results of the Company and the targeted relative TSR, respectively.

[3]	The number of granted shares to be compensated is determined based on fulfillment of service requirement.
[4]

The 30%, 30% and 40% of the number of granted shares to be compensated is determined upon the accomplishment of targeted KPI, targeted financial results of the Company and targeted relative TSR, respectively. However, 50% and 50% of certain granted shares will be compensated based on the accomplishment of targeted KPI and the accomplishment of targeted relative TSR.

[5]

The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated is determined based on the accomplishment of targeted relative TSR, targeted relative EPS ratio and qualitative indicators, respectively. The 30%, 40% and 40% of the number of other granted shares to be compensated is determined based on the accomplishment targeted KPI, targeted financial results of the Company and targeted relative TSR, respectively. 40%, 40% and 20% of the number of the remaining granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, the targeted EPS ratio and non-measurable indicators, respectively.

[6]

The 40%, 30% and 30% of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, the targeted KPI and the targeted financial results of the Group, respectively.

[7]

The 40%, 40% and 20% of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, the relative EPS and qualitative indicators, such as a trend of ROA of last two years, respectively.

[8]

The 30%, 30% and 40% of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative KPI, the targeted financial results of the Group and the targeted relative TSR, respectively.

[9]	The number of granted shares to be compensated is not linked to performance, but fixed.
[10]	The number of granted shares to be compensated was changed per a new contract made during the year ended December 31, 2010, after cancellation of the previous contact.

38

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

[11]	Certain portion of the granted shares is compensated over a maximum period of three years.
[12]	Fair value of compensation per granted share is confirmed.
[13]	Fair value of compensation per granted share for certain shares is confirmed.
[14]

The 30%, 30% and 40% of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative KPI, MOU of the Company and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated is determined based on MOU of the Company and the targeted relative TSR, respectively.

Share grants is an incentive plan that sets maximum shares when contract occurs and shares given upon achievement of goals. The Company has a choice of whether to settle in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

The details of the share-based payments linked to short-term performance as of March 31, 2011, are as follows:

			Grant date	Shares Granted [1]	Grant conditions
KB Financial Group	Share grant	Year 2010	2010.01.01	9,223	Fulfillment of vesting condition

	Share grant	Year 2011	2011.01.01	3,999	Proportion to offer service period

Kookmin Bank	Share grant	Year 2010	2010.01.01	67,710	Fulfillment of vesting condition

	Share grant	Year 2011	2011.01.01	28,117	Proportion to offer service period

[1]	The number of shares, which are exercisable, is determined by the results of performance and the shares are granted over three years.

39

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

Share grants vested to directors and employees are measured at fair value using Monte Carlo Simulation Model and assumptions used in determining the fair value are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
KB Financial Group Inc.- Long-term achievements
Series 1-2	0.75	3.42	(Won)12,121	(Won)57,405
Series 1-4	0~0.98	3.42	15,062	56,410
Series 2-3	0.99	3.42	10,821	57,638
Series 3-1	0.75	3.42	11,122	57,405
Series 3-2	0.75	3.42	12,126	57,405
Series 3-3	0.75	3.42	12,126	57,405
Series 4-1	2.28	3.62	27,926	57,847
Series 4-2	2.28	3.62	28,391	57,846
Series 4-3	1.76	3.54	35,091	57,340
Series 4-4	1.76	3.54	34,821	57,340
Series 4-5	1.76	3.54	30,608	57,128
Series 5-1	1.76	3.54	31,845	57,340
Kookmin Bank- Long-term achievements
Series 7	0.97~2.97	3.42	(Won)—	(Won)57,500~63,416
Series 13	0.55~3.76	3.42	13,732	57,721~64,739
Series 17	0.53~3.76	3.42	19,418	57,717~64,739
Series 19	0.75~3.76	3.42	16,654	57,907~64,739
Series 20-1	0.77~4.76	3.42	17,201	57,709~66,046
Series 20-2	0.77~4.76	3.42	17,230	57,679~66,046
Series 23	2.28~5.28	3.62	27,830	57,207~68,493
Series 24	1.34~4.76	3.47	34,839	57,371~66,046
Series 25	2.28~5.28	3.62	27,569	57,207~68,493
Series 27	1.47~4.76	3.49	30,030	57,138~66,046
Series 28	1.76~4.76	3.54	30,843	57,128~66,046
Series 29	1.76~4.76	3.54	31,633	57,128~66,046
Series 30	1.76~4.76	3.54	31,846	57,128~66,046
Series 31	1.76~4.76	3.54	31,787	57,128~66,046
Deferred grant in 2010	0.34~3.76	3.42	—	56,437~64,739
Deferred grant in 2011	0.75~2.76	3.42	—	56,437~63,053
Other Subsidiaries- Long-term achievements
Year 2010		3.54~3.64	(Won)20,856~31,218	(Won)56,716~57,720
KB Financial Group Inc.- Short-term achievements
Year 2010	—	2.89	(Won)—	(Won)61,010~63,153
Year 2011	—	3.42	—	56,437~64,739
Kookmin Bank- Short-term achievements
Year 2010	0.34~2.76	3.42	(Won)—	(Won)56,437~63,053
Year 2011	0.98~3.76	3.42	—	56,317~64,739

Meanwhile, the Company determined the fair value by using historical stock price volatility with the same period as the exercisable period for expected volatility and the current stock price of March 31, 2011, for the underlying asset price. Additionally, the average three-year historical dividend rate was used as expected dividend rate.

40

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

Share Based payment arrangement for the employees of subsidiaries was transferred to the Company from the subsidiaries in 2010 and the related compensation cost paid to the employees of subsidiaries is reimbursed from the subsidiaries. The accrued expenses representing share-based payments as of March 31, 2011 and December 31, 2010 are (Won)20,447 million and (Won)19,777 million, respectively and the receivables to be reimbursed from the subsidiaries for the compensation cost are (Won)15,142 million. The compensation cost amounting to (Won) 1,382 million was recorded as general and administrative expense for the three-month period ended March 31, 2011, and compensation costs amounting to (Won) 209 million are reversed for the three-month period ended March 31, 2010.

20. Other expenses

Other expenses for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010
Welfare expense	(Won)	604	(Won)	503
Travel		34		26
Communications		85		79
Tax and dues		87		65
Publication		23		25
Rental expense		513		452
Vehicle		91		62
Service fees		329		239
Advertising		377		265
Training		109		45
Others		1,185		511

	(Won)	3,437	(Won)	2,272

21. Tax expense

The details of income tax expense (benefit) for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010
Tax payable
Current tax expense	(Won)	—	(Won)	—

		—		—

Change in deferred tax asset (liability)
Origination and reversal of temporary differences		212		1,580
Deferred tax expense (benefit) arising from previously unused tax losses, or origination and reversal of tax credit		—		(218)

Tax expense	(Won)	212	(Won)	1,362

41

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

The analysis of net income before income tax and income tax expense for the three-month periods ended March 31, 2011 and 2010, follows:

(In millions of Korean won)	Ratio (%)	March 31, 2011		Ratio (%)	March 31, 2010
Net income before tax		(Won)	(16,519)		(Won)	84,381

Tax expense calculated by applied tax rate[1]	24.12		(3,984)	24.20		20,420
Non taxable income	—		—	(23.97)		(20,226)
Non deductable expense	(0.53)		88	0.02		19
Temporary difference not recognized as deferred tax expense	(23.48)		3,879	1.62		1,367
Amount relating to changes in deferred tax recognition and measurement	(1.39)		229	(0.26)		(218)

Tax expenses	(1.28)	(Won)	212	1.61	(Won)	1,362

[1]	Effective income tax rate for (Won) 200 million and below is 11%, and over (Won) 200 million is 24.2%, which is composed of corporate tax and residence tax.

The details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting, as of March 31, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010
Income tax refund receivables prior to off-set	(Won)	—	(Won)	—
Tax payables prior to off-setting		—		—
Adjustment on consolidated tax payables		231,289		(125,423)

Tax payables after off-setting (A)		231,289		(125,423)
Other (B)		—		—

Current tax payables (A+B)	(Won)	231,289	(Won)	(125,423)

22. Earnings per share

Calculations of basic earnings per share on the profit attributable to ordinary shares are as follows:

Weighted average number of ordinary shares in issue

	March 31, 2011
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)
Beginning balance of ordinary shares(A)	386,351,693	90	34,771,652,370
Treasury shares(B)	43,322,704	13	563,195,152
	40,984,474	28	1,147,565,272
	37,463,510	42	1,573,467,420
	34,966,962	7	244,768,734

Total outstanding shares (C = A – B)	—	—	31,242,655,792

Weighted average number of ordinary shares outstanding (D = C / 90)	—	—	347,140,620

42

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

(In number of shares)	March 31, 2010
	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)
Beginning balance of ordinary shares (A)	386,351,693	90	34,771,652,370
Treasury shares(B)	43,322,704	90	3,899,043,360

Total outstanding shares (C = A – B)	—	—	30,872,609,010

Weighted average number of ordinary shares outstanding (D = C / 90)	—	—	343,028,989

Basic earnings per share

(in Korean won and in number of shares)	March 31, 2011		March 31, 2010
Net income attributable to ordinary shares(E)	(Won)	(16,730,824,160)	(Won)	83,018,656,736
Weighted average number of ordinary shares outstanding(F)		347,140,620		343,028,989
Basic earnings per share(G = E / F)	(Won)	(48)	(Won)	242

Diluted earnings per share

Basic earnings (loss) per share for the three-month period ended March 31, 2011, are equal the diluted earnings per share because there have been no dilution in the weighted average number of ordinary shares outstanding.

The number of potential ordinary shares which is not included for the computation of diluted earnings per share for the three-month period ended March 31, 2011, due to the antidilutive effect, but may result in the dilution of earnings per share in the future is as follows:

(In number of shares)	March 31, 2011[1]
Share grants	1,115,971

[1]	Includes the number of granted shares for employees and executives of Kookmin Bank and other subsidiaries.

43

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

23. Supplemental Cash Flow Information

Cash and cash equivalents as of March 31, 2011, and December 31, 2010, are as follows:

(In millions of Korean won)	March 31, 2011		Dec. 31, 2010
Due from other financial institutions	(Won)	493,651	(Won)	759,998

		493,651		759,998
Restricted due from financial institutions		(3)		(3)
Due from financial institutions with original maturities over three months		—		—

		(3)		(3)

		493,648		759,995

Significant non-cash activities for three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010
Changes in accounts receivable and accrued expenses from share grants of subsidiaries	(Won)	487	(Won)	—

Cash inflow and outflow due to interest and dividend for the three-month periods ended March 31, 2011 and 2010, are as follows:

(In millions of Korean won)	March 31, 2011		March 31, 2010
Interest received	(Won)	8,477	(Won)	13,211
Interest paid		13,215		13,215
Dividend received		—		95,305

24. Commitments

The commitments made with financial institutions as of March 31, 2011 and December 31, 2010, are as follows:

		March 31, 2011				Dec. 31, 2010
(in millions of Korean won)		Limit for Borrowing		Amounts Borrowed		Limit for Borrowing		Amounts Borrowed
General loans	Hana Bank	(Won)	50,000	(Won)	—	(Won)	50,000	(Won)	—
	Woori Bank		130,000		—		130,000		—
Bills discounted	Korea Exchange Bank		100,000		—		100,000		—

		(Won)	280,000	(Won)	—	(Won)	280,000	(Won)	—

44

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

25. Related Party Transactions

Significant related party transactions for the three-month period ended March 31, 2011, are as follows:

(In millions of Korean won)		Revenue		Provision for credit losses		Expenses
Subsidiaries	Kookmin Bank	(Won)	5,508	(Won)	—	(Won)	618
	KB Investment & Securities Co., Ltd.		1,579		—		—
	KB Real Estate Trust Co., Ltd.		626		—		—
	KB Investment Co., Ltd.		124		—		—
	KB Data Systems Co., Ltd.		—		—		189
Key management			—		—		—
Other	Retirement pension		42		—		—

Significant related party transactions for the three-month period ended March 31, 2010, are as follows:

(In millions of Korean won)		Revenue		Provision for credit losses		Expenses
Subsidiaries	Kookmin Bank	(Won)	7,651	(Won)	—	(Won)	556
	KB Investment & Securities Co., Ltd.		1,556		—		71
	KB Real Estate Trust Co., Ltd.		630		—		—
	KB Investment Co., Ltd.		249		—		—
	KB Data Systems Co., Ltd.		—		—		108
Key management			—		—		—
Other	Retirement pension		39		—		—

45

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

The details of receivables and payables, and related allowance for loans losses arising from the related party transactions as of March 31, 2011, are as follows:

(In millions of Korean won)		Receivable		Allowances		Payable
Subsidiaries	Kookmin Bank	(Won)	739,485	(Won)	—	(Won)	126,087
	KB Kookmin Card Co., Ltd		20,790		—		76
	KB Investment & Securities Co., Ltd.		101,341		—		8,969
	KB Life Insurance Co., Ltd.		190		—		—
	KB Asset Management Co., Ltd.		8,267		—		—
	KB Real Estate Trust Co., Ltd.		51,664		—		—
	KB Investment Co., Ltd.		10,061		—		44
	KB Credit Information Co., Ltd.		440		—		—
	KB Data Systems Co., Ltd.		451		—		533
Key management			—		—		—
Other	Retirement pension		3,746		—		—

The details of receivables and payables, and related allowance for loans losses arising from the related party transactions as of December 31, 2010, are as follows:

(In millions of Korean won)		Receivable		Allowances		Payable
Subsidiaries	Kookmin Bank	(Won)	798,265	(Won)	—	(Won)	126,176
	KB Investment & Securities Co., Ltd.		100,717		—		5,920
	KB Life Insurance Co., Ltd.		123		—		—
	KB Asset Management Co., Ltd.		5,236		—		—
	KB Real Estate Trust Co., Ltd.		51,382		—		—
	KB Investment Co., Ltd.		10,059		—		40
	KB Futures Co., Ltd.		519		—		—
	KB Credit Information Co., Ltd.		358		—		—
	KB Data Systems Co., Ltd.		107		—		533
Key management			—		—		—
Other	Retirement pension		4,232		—		—

According to K-IFRS No. 1024, the Company includes subsidiaries, key management (including family members), and accrued severance benefit plans of the Company and of related parties in the scope of related parties. Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the financial statements. Refer to Note 8 for details on investments in subsidiaries.

Key management includes the directors of the Company and companies where the directors and their close family members have the power to influence decision-making process.

Accrued severance benefit plan is based on retirement benefit pension plan. The Company discloses receivable and payable balances arising from the transaction between the Company and retirement benefit pension plan asset in the notes to the financial statements. Kookmin Bank has received deposits of (Won) 3,746 million and (Won) 4,232 million as of March 31, 2011 and December 31, 2010, respectively received from the retirement benefit pension plan and accounted for the amount received as liability.

46

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

Types and amounts of benefits compensated to key management for the three month period ended March, 31, 2011, are as follows:

(In millions of Korean won)	Short-term employee benefits		Benefits payment		Termination Benefit		Share-based payments		Total
Registered director (executive)	(Won)	476	(Won)	—	(Won)	—	(Won)	930	(Won)	1,406
Registered director (non-executive)		93		—		—		19		112
Non-registered director		454		—		135		433		1,022

	(Won)	1,023	(Won)	—	(Won)	135	(Won)	1,382	(Won)	2,540

Types and amounts of benefits compensated to key management for the three month period ended March, 31, 2010, are as follows:

(In millions of Korean won)	Short-term employee benefits		Benefits payment		Termination Benefit		Share-based payments		Total
Registered director (executive)	(Won)	(364)	(Won)	—	(Won)	—	(Won)	—	(Won)	(364)
Registered director (non-executive)		133		—		—		(178)		(45)
Non-registered director		634		136		—		(30)		740

	(Won)	403	(Won)	136	(Won)	—	(Won)	(208)	(Won)	331

47

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

26. Transition to K-IFRS

The Company’s interim separate financial statements as of and for the three-month period ended March 31, 2011, had been prepared in accordance with K-IFRS which was adopted on January 1, 2011. The Company’s statement of financial position as of December 31, 2010, and the interim separate financial statements for the three-month ended March 31, 2010 had been prepared in accordance with previous Korean generally accepted accounting principal (“K-GAAP”). However, K-IFRS No. 1101, “First time adoption of K-IFRS”, was implemented and these financial statements have been restated in accordance with K-IFRS and the Company’s transition date to K-IFRS was January 1, 2010.

26.1 Significant GAAP differences between K-IFRS and K-GAAP

Significant GAAP differences between K-IFRS and K-GAAP in preparing the Company’s financial statements are as follows:

(a) First time adoption of K-IFRS

The exemptions from other K-IFRS which the Company optionally elected in accordance with K-IFRS No. 1101 are as follows:

(1) Deemed cost for investments in subsidiaries and associates: The Company applies previous GAAP carrying amount as deemed cost as of the transition date.

(b) Significant GAAP differences between previous GAAP (K-GAAP) and K-IFRS

GAAP differences	K-GAAP	K-IFRS
Investments in subsidiaries	Investments in subsidiaries are recognized in separate financial statement using the equity method.	Investments in subsidiaries are recognized in separate financial statement using the cost method.

Allowance for loan losses

The calculation of allowance for loan losses is based on the estimates made through reasonable and objective method for receivables of uncertain collectability.

Higher amount of historical data of impairment and minimum funding rate by asset quality shall be reserved.

If there is objective evidence that an impairment loss on loans and receivables at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate(Incurred loss basis).

Employee Benefits

a. Post-employment benefit obligation: Benefits are measured based on assumption that all eligible employees and directors have rendered service for at least one year if they were to terminate their employment as of the date of statement of financial position.

b. Short-term employee benefit: recognized as expense in the reporting period during which it is provided in cash.

a. Post-employment benefit obligation: It is measured using an actuarial valuation method based on the projected unit credit method.

b. Short-term employee benefit : It is recognized as expense when services are provided.

48

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

26.2. The impact on the financial information of the Company as a result of adoption of K-IFRS

The impact to the Company’s financial positions and operating results as a result of adopting K-IFRS are as follows:

(a) The Details of adjustment to the financial position as of January 1, 2010 (transition date), are as follows:

(In millions of Korean won)	Assets		Liabilities		Equity
Previous K-GAAP	(Won)	18,663,464	(Won)	811,834	(Won)	17,851,630

Adjustment :
Allowance for loan losses		850		—		850
Employee benefits		—		283		(283)
Deferred tax effect due to adjustments		—		(6,247)		6,247

Total adjustment		850		(5,964)		6,814

K-IFRS	(Won)	18,664,314	(Won)	805,870	(Won)	17,858,444

(b) The details of adjustment to the financial position and operating results as of and for the three-month period ended March 31, 2010, are as follows:

	Assets		Liabilities		Equity		Net income		Comprehensive income
Previous K-GAAP	(Won)	19,360,941	(Won)	959,888	(Won)	18,401,053	(Won)	572,675	(Won)	627,305

Adjustment :
Investments in subsidiaries		(542,140)		—		(542,140)		(482,201)		(540,952)
Allowance for loan losses		850		—		850		—		—
Employee benefits		—		263		(263)		20		20
Deferred tax effect due to adjustments		(4,032)		(7,098)		3,066		(7,475)		(3,354)

Total adjustment		(545,322)		(6,835)		(538,487)		(489,656)		(544,286)

K-IFRS	(Won)	18,815,619	(Won)	953,053	(Won)	17,862,566	(Won)	83,019	(Won)	83,019

49

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2011 and 2010

(c) Details of adjustment to the financial position and operating results as of and for the year ended December 31, 2010, are as follows:

	Assets		Liabilities		Equity		Net income		Comprehensive income
Previous K-GAAP	(Won)	18,912,545	(Won)	966,744	(Won)	17,945,801	(Won)	88,320	(Won)	168,977

Adjustment:
Investments in subsidiaries		(134,331)		—		(134,331)		(44,411)		(130,132)
Allowance for loan losses		800		—		800		(50)		(50)
Employee benefits		—		247		(247)		36		36
Deferred tax effect due to adjustments		898		(8,200)		9,098		(2,320)		2,744

Total adjustment		(132,633)		(7,953)		(124,680)		(46,745)		(127,402)

K-IFRS	(Won)	18,779,912	(Won)	958,791	(Won)	17,821,121	(Won)	41,575	(Won)	41,575

27. Events after the Reporting Period

In March 2011, the creditors of Hyundai Engineering & Construction Co., Ltd. including Kookmin Bank agreed to sell the shares of Hyundai Engineering & Construction Co., Ltd. to Hyundai Group Consortium at 127,578 per share through the debt for equity swap. KB Financial Group recognized a gain of (Won) 269,380 million on disposal of these shares in April 2011.

50